UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 5, 2021

Energy Transfer LP

(Exact name of registrant as specified in its charter)

Delaware	001-32740	30-0108820
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(Address of principal executive office) (Zip Code)

(214) 981-0700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Units	ET	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On March 5, 2021, Energy Transfer LP, a Delaware limited partnership (“ET”), agreed to undertake an internal reorganization by causing Energy Transfer Operating, L.P., a Delaware limited partnership (“ETO”) and subsidiary of ET, to merge with and into ETO Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ET (“Merger Sub”), with ETO surviving (the “Merger”) as a wholly owned subsidiary of ET.

Pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), at the closing, each issued and outstanding preferred unit representing a limited partner interest in ETO will be converted into the right to receive one newly created preferred unit representing a limited partner interest in ET with substantially equivalent preferences, rights, powers, duties and obligations as the ETO preferred unit for which it is exchanged. Specifically, each issued and outstanding:

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6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO will convert into the right to receive one newly created 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ET (the “ET Series A Preferred Units”);

•

6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO will convert into the right to receive one newly created 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ET (the “ET Series B Preferred Units”);

•

7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO will convert into the right to receive one newly created 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ET (the “ET Series C Preferred Units”);

•

7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO will convert into the right to receive one newly created 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ET (“the “ET Series D Preferred Units”);

•

7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO will convert into the right to receive one newly created 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ET (the “ET Series E Preferred Units”);

•

6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO will convert into the right to receive one newly created 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ET (the “ET Series F Preferred Units”); and

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7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO will convert into the right to receive one newly created 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ET (the “ET Series G Preferred Units”).

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In addition, each of the issued and outstanding Class K Units, Class L Units, Class M Units and Class N Units (the “Hook Units”), each representing a limited partner interest in ETO and all of which are held by ETP Holdco Corporation, a Delaware corporation and wholly owned subsidiary of ETO, will convert into the right to receive, in the aggregate, 675,625,000 newly created Class B Units representing limited partner interests in ET (the “Class B Units” and, together with the ET Series A Preferred Units, the ET Series B Preferred Units, the ET Series C Preferred Units, the ET Series D Preferred Units, the ET Series E Preferred Units, the ET Series F Preferred Units and the ET Series G Preferred Units, the “New ET Units”).

The common units representing limited partner interests in ETO, all of which are held by ET, will be unaffected by the Merger and remain outstanding. The general partner interest in ETO, will be unaffected by the Merger and remain outstanding.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions.

Pursuant to the terms of the Merger Agreement, ET has agreed to amend its Third Amended and Restated Agreement of Limited Partnership, dated as of February 8, 2006, as amended, at the closing of the Merger in order to provide for the issuance of the New ET Units.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The description of the issuance of New ET Units in connection with the closing of the Merger described under Item 1.01 above is incorporated into this Item 3.02. The Class B Units will be issued to the holder of the Hook Units in a private offering pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder. The Class B Units will not be registered under the Securities Act and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ET cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. These and other risks and uncertainties are discussed in more detail in filings made by ET and ETO with the SEC, which are available to the public. ET and ETO undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, ET will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS OF ET AND ETO ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and

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security holders may obtain a free copy of the registration statement (when available) and other relevant documents filed by ET and ETO with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the registration statement and other relevant documents (when available) from www.energytransfer.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Item 9.01.	Financial Statements and Exhibits.

2.1*	Agreement and Plan of Merger, dated as of March 5, 2021, by and among Energy Transfer LP, ETO Merger Sub LLC and Energy Transfer Operating, L.P.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). ET agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY TRANSFER LP

	By:	LE GP, LLC,
its general partner

Date: March 5, 2021	By:	/s/ Bradford D. Whitehurst
	Name:	Bradford D. Whitehurst
	Title:	Chief Financial Officer

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ENERGY TRANSFER LP,

ETO MERGER SUB LLC

and

ENERGY TRANSFER OPERATING, L.P.

Dated as of March 5, 2021

TABLE OF CONTENTS

ARTICLE I.

THE MERGER

Section 1.1	The Merger	1
Section 1.2	Closing	2
Section 1.3	Effective Time	2
Section 1.4	Effects of the Merger	2
Section 1.5	Organizational Documents of the Surviving Entity	2
Section 1.6	ET Partnership Agreement	2

ARTICLE II.

CONVERSION OF UNITS; EXCHANGE OF CERTIFICATES

Section 2.1	Effect on ETO Partnership Interests.	2
Section 2.2	Exchange of Hook Units	4
Section 2.3	Exchange of ETO Preferred Units	4
Section 2.4	Withholding	6

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF ETO

Section 3.1	Organization and Existence	6
Section 3.2	Capitalization	7
Section 3.3	Power and Authority	7
Section 3.4	No Violations	7

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF ET AND MERGER SUB

Section 4.1	Organization and Existence	8
Section 4.2	Capitalization	8
Section 4.3	Power and Authority	8
Section 4.4	No Violations	9

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1	Further Assurances	9
Section 5.2	Tax Matters	9
Section 5.3	Registration Statement	10
Section 5.4	NYSE Listing	10

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	10

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 5, 2021, is by and among Energy Transfer LP, a Delaware limited partnership (“ET”), ETO Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ET (“Merger Sub”), and Energy Transfer Operating, L.P., a Delaware limited partnership (“ETO”) (each, a “party” and, together, the “parties”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub be merged with and into ETO (the “Merger”), with ETO surviving the Merger as a wholly owned subsidiary of ET;

WHEREAS, the Board of Directors of Energy Transfer Partners, L.L.C. (“ETO GP LLC”), a Delaware limited liability company and the general partner of Energy Transfer Partners GP, L.P. (“ETO GP”), a Delaware limited partnership and the general partner of ETO, has (a) determined that it is in the best interests of, and fair and reasonable to, ETO and its unitholders, and declared it advisable, for ETO to enter into this Agreement, (b) approved this Agreement, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (c) directed that this Agreement be submitted to the holders of ETO Common Units and the holders of Hook Units for approval by written consent;

WHEREAS, ET, in its capacity as the record and beneficial owner of ETO Common Units constituting a “Unit Majority” (as defined in the ETO Partnership Agreement), has approved, by written consent, this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, ETP Holdco Corporation, a Delaware corporation, in its capacity as the record and beneficial owner of all of the Hook Units, has approved, by written consent, this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of LE GP, LLC, a Delaware limited liability company and the sole general partner of ET (“ET GP”), has (a) determined that it is in the best interests of, and fair and reasonable to, ET and its unitholders, and declared it advisable, for ET to enter into this Agreement, and (b) approved this Agreement, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, ET, as the sole member of Merger Sub, has (a) determined that it is in the best interests of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement, and (b) approved this Agreement, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, ET, Merger Sub and ETO desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, ET, Merger Sub and ETO agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) and the Delaware Limited Liability Company Act (the “Delaware LLC

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Act”), Merger Sub shall be merged with and into ETO, whereupon the separate limited liability company existence of Merger Sub shall cease, and ETO shall continue its limited partnership existence under Delaware law as the surviving entity in the Merger (the “Surviving Entity”) with all limited partner interests in the Surviving Entity owned directly by ET and, prior to the dissolution of ETO GP contemplated by Section 2.1(e), all general partner interests in the Surviving Entity owned directly by ETO GP.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas 77002, at 10:00 a.m., local time, on the second business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as ET and ETO may agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, ETO shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware LP Act and the Delaware LLC Act in order to effect the Merger, and make any other filings or recordings as may be required by Delaware law in connection with the Merger. The Merger shall become effective at the date and time of the filing of the Certificate of Merger or at such later date and time as agreed to by ET and ETO and set forth in the Certificate of Merger in accordance with the relevant provisions of the Delaware LP Act and the Delaware LLC Act (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Delaware LP Act and the Delaware LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of ETO and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of ETO and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity, all as provided under the Delaware LP Act and the Delaware LLC Act.

Section 1.5 Organizational Documents of the Surviving Entity.

(a) At the Effective Time, the certificate of limited partnership of ETO, as in effect immediately prior to the Effective Time, shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) At the Effective Time, the ETO Partnership Agreement, as in effect immediately prior to the Effective Time, shall remain unchanged and shall be the partnership agreement of the Surviving Entity from and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 ET Partnership Agreement. Contemporaneously with the Closing, the Third Amended and Restated Agreement of Limited Partnership of ET, dated February 8, 2006, as amended (the “ET Partnership Agreement”), shall be amended pursuant to the authority of the General Partner in Sections 13.1(d) and 13.1(g) of the ET Partnership Agreement in substantially the form set forth in Exhibit A attached hereto (the “ET LPA Amendment”).

ARTICLE II.

CONVERSION OF UNITS; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on ETO Partnership Interests.

(a) Treatment of Common Units. At the Effective Time, each common unit representing a limited partner interest in ETO (the “ETO Common Units”) issued and outstanding immediately prior to the Effective Time shall

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be unaffected by the Merger and remain outstanding as a limited partner interest in the Surviving Entity, and ET shall continue as a limited partner of ETO and be the sole limited partner of ETO.

(b) Conversion of Hook Units. At the Effective Time, by virtue of the Merger and without any action on the part of the parties or the holder thereof, the (i) Class K Units representing limited partner interests in ETO (the “ETO Class K Units”), (ii) Class L Units representing limited partner interests in ETO (the “ETO Class L Units”), (iii) Class M Units representing limited partner interests in ETO (the “ETO Class M Units”) and (iv) Class N Units representing limited partner interests in ETO (the “ETO Class N Units” and, together with the ETO Class K Units, the ETO Class L Units and the ETO Class M Units, the “Hook Units”), issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the following duly authorized, validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) Class B Units representing limited partner interests in ET (the “ET Class B Units”) (the “Hook Unit Merger Consideration”):

(i)	101,525,429 ETO Class K Units shall be converted into 193,396,409 ET Class B Units;

(ii)	307,304,055 ETO Class L Units shall be converted into 244,726,324 ET Class B Units;

(iii)	281,280,400 ETO Class M Units shall be converted into 149,334,657 ET Class B Units; and

(iv)	166,068,756 ETO Class N Units shall be converted into 88,167,610 ET Class B Units.

(c) Conversion of ETO Preferred Units. At the Effective Time, by virtue of the Merger and without any action on the part of the parties or the holders thereof,

(i) each 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO (the “ETO Series A Preferred Units”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one duly authorized, validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) ET Series A Preferred Unit;

(ii) each 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO (the “ETO Series B Preferred Units”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one duly authorized, validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) ET Series B Preferred Unit;

(iii) each 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO (the “ETO Series C Preferred Units”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one duly authorized, validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) ET Series C Preferred Unit;

(iv) each 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO (the “ETO Series D Preferred Units”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one duly authorized, validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) ET Series D Preferred Unit;

(v) each 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO (the “ETO Series E Preferred Units”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one duly authorized, validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) ET Series E Preferred Unit;

(vi) each 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO (the “ETO Series F Preferred Units”) issued and outstanding

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immediately prior to the Effective Time shall be converted into the right to receive one duly authorized, validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) ET Series F Preferred Unit;

(vii) each 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in ETO (the “ETO Series G Preferred Units” and, together with the ETO Series A Preferred Units, ETO Series B Preferred Units, ETO Series C Preferred Units, ETO Series D Preferred Units, ETO Series E Preferred Units and ETO Series F Preferred Units, the “ETO Preferred Units” issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one duly authorized, validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) ET Series G Preferred Unit (the “ET Series G Preferred Units,” and together with the ET Series A Preferred Units, ET Series B Preferred Units, ET Series C Preferred Units, ET Series D Preferred Units, ET Series E Preferred Units and the ET Series F Preferred Units, the “New ET Preferred Units” and collectively, the “Preferred Merger Consideration” and, together with the Hook Unit Merger Consideration, the “Merger Consideration”).

(d) Effect of the Merger on ETO Partnership Interests. All of the Hook Units and ETO Preferred Units converted into the right to receive ET Class B Units and New ET Preferred Units, respectively, shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each book-entry account formerly representing any Hook Unit or ETO Preferred Unit (each, a “Book-Entry Unit”) shall thereafter represent only the right to receive the applicable Merger Consideration.

(e) ETO General Partner Interest. At the Effective Time, the General Partner Interest (as defined in the ETO Partnership Agreement) of ETO issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding as a general partner interest of the Surviving Entity, and ETO GP shall continue as the general partner of ETO (subject to the following sentence). Following the Effective Time, it is anticipated that ETO GP will be dissolved and as a result of such dissolution, ETO GP will withdraw as the general partner of ETO, the ETO general partner interest shall be distributed to ETO GP LLC, and ETO GP LLC shall be admitted as the successor general partner of ETO, with such admission being effective immediately prior to the withdrawal of ETO GP.

(f) Treatment of Merger Sub Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, the limited liability company interests of Merger Sub (the “Merger Sub Units”) issued and outstanding immediately prior to the Effective Time shall be canceled and no consideration shall be paid in exchange therefor.

(g) No Dissenters’ or Appraisal Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

Section 2.2 Exchange of Hook Units. At the Effective Time, ET shall issue to the previous holders of the Hook Units the Hook Unit Merger Consideration to be held in non-certificated book-entry form.

Section 2.3 Exchange of ETO Preferred Units.

(a) Exchange Agent. Prior to the Effective Time, ET shall appoint an exchange agent mutually acceptable to ET and ETO (the “Exchange Agent”) for the purpose of exchanging ETO Preferred Units for the applicable portion of the Preferred Merger Consideration. Prior to the Effective Time, ET shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of ETO Preferred Units, New ET Preferred Units (which shall be in non-certificated book-entry form) issuable pursuant to Article II sufficient to effect the delivery of the applicable portion of the Preferred Merger Consideration to the holders of ETO Preferred Units. Following the Effective Time, ET agrees to make available to the Exchange Agent, from time to time as needed,

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New ET Preferred Units and cash sufficient to make any distributions pursuant to Section 2.3(c). All New ET Preferred Units and cash deposited with the Exchange Agent from time to time is hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event not later than the fifth business day following the Effective Time, ET shall cause the Exchange Agent to mail to each holder of ETO Preferred Units, which at the Effective Time were converted into the right to receive the applicable portion of the Preferred Merger Consideration pursuant to Section 2.1(a), (i) a customary letter of transmittal and (ii) instructions for use in effecting the surrender of the certificates or book-entry notations representing ETO Preferred Units (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Units representing ETO Preferred Units) (in each case, “Certificates”) in exchange for the applicable portion of the Preferred Merger Consideration and any distributions payable pursuant to Section 2.3(c). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such ETO Preferred Units shall be entitled to receive in exchange therefor (subject to withholding tax as specified in Section 2.4), as applicable, that number of whole New ET Preferred Units to which such holder is entitled pursuant to Section 2.1(c), and a check in an amount equal to the aggregate amount of cash that such holder has a right to receive pursuant to Section 2.3(c) to which such holder is entitled, and the ETO Preferred Units represented by the Certificates so surrendered shall forthwith be cancelled. If any cash payment is to be made to, or any New ET Preferred Units constituting any part of the applicable portion of the Preferred Merger Consideration is to be registered in the name of, a person other than the person in whose name the applicable surrendered ETO Preferred Units is registered, it shall be a condition to the payment or registration thereof that the surrendered Certificate be in proper form for transfer and that the person requesting such payment or delivery of the Preferred Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.3(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the Preferred Merger Consideration (and any amounts to be paid pursuant to Section 2.3(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.3(c).

(c) Distributions with Respect to New ET Preferred Units. No distributions with respect to New ET Preferred Units shall be paid to the holder of any unsurrendered Certificates with respect to ETO Preferred Units represented thereby until such Certificate has been surrendered in accordance with this Article II. Subject to applicable Laws, following surrender of any such Certificate, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, the amount of distributions with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not theretofore paid with respect to such New ET Preferred Units and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time and a payment date subsequent to the date of such surrender payable with respect to such New ET Preferred Units.

(d) No Further Ownership Rights in ETO Preferred Units; Closing of Transfer Books. All Preferred Merger Consideration issued upon the surrender for exchange of Certificates representing ETO Preferred Units in accordance with the terms of this Article II and any cash paid pursuant to Section 2.3(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to ETO Preferred Units previously represented by such Certificates. After the Effective Time, the transfer books of ETO shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Entity of ETO Preferred Units that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

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(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of ETO Preferred Units for one year after the Effective Time shall be delivered to ET upon demand, and any holders of ETO Preferred Units who have not theretofore complied with this Article II shall thereafter look only to ET for payment of their claim of the applicable portion of the Preferred Merger Consideration and any distributions pursuant to Section 2.3(c). Any amounts remaining unclaimed by holders of ETO Preferred Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any federal, state of the United States, local, foreign, domestic, tribal or multinational government, regulatory or administrative agency, bureau, commission, commissioner, legislature, court, arbitrator, body, entity or other authority or governmental instrumentality (each, a “Governmental Entity”) will, to the extent permitted by applicable Law, become the property of ET.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by ET, the posting by such person of a bond, in such reasonable amount as ET may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue and pay in exchange for such lost, stolen or destroyed Certificate the applicable portion of the Preferred Merger Consideration and distributions to be paid in respect of ETO Preferred Units represented by such Certificate as contemplated by this Article II.

(g) No Liability. Notwithstanding anything in this Agreement to the contrary, none of ETO, ET, Merger Sub, the Exchange Agent or any other person shall be liable to any former holder of ETO Preferred Units for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.4 Withholding. Each of ET, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as ET, Merger Sub and the Exchange Agent are required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any Tax Law, with respect to the making of such payment (and to the extent deduction and withholding is required, such deduction and withholding may be taken in ET Class B Units or New ET Preferred Units, as applicable). To the extent that amounts are so withheld and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. If withholding is taken in ET Class B Units or New ET Preferred Units, ET, Merger Sub or the Exchange Agent (as applicable) shall be treated as having sold such ET Class B Units or New ET Preferred Units, as applicable, for an amount of cash equal to the fair market value of such ET Class B Units or New ET Preferred Units at the time of such deemed sale.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF ETO

ETO hereby represents and warrants to ET and Merger Sub as follows:

Section 3.1 Organization and Existence. Each of ETO and its Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite limited partnership, limited liability company or other applicable power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except to the extent that the failure to have such power or authority would not be reasonably likely to have a material adverse effect on ETO’s ability to enter into or perform its obligations under this Agreement or consummate the transactions contemplated hereby. Each of ETO and its Subsidiaries is qualified to do business in each jurisdiction where the nature of its business or the ownership of its properties requires it to be so qualified, except to the extent that the failure to be so qualified would not be reasonably likely to have a material adverse effect on ETO’s ability to enter into or perform its obligations under this Agreement or consummate the transactions contemplated hereby.

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Section 3.2 Capitalization. As of March 4, 2021, the issued and outstanding limited partner interests and general partner interests of ETO consisted of: (a) 2,458,702,066 ETO Common Units; (b) 101,525,429 ETO Class K Units; (c) 307,304,055 ETO Class L Units; (d) 281,280,400 ETO Class M Units; (e) 166,068,939 ETO Class N Units; (f) 950,000 ETO Series A Preferred Units; (g) 550,000 ETO Series B Preferred Units; (h) 18,000,000 ETO Series C Preferred Units; (i) 17,800,000 ETO Series D Preferred Units; (j) 32,000,000 ETO Series E Preferred Units; (k) 500,000 ETO Series F Preferred Units; (l) 1,100,000 ETO Series G Preferred Units issued and outstanding; and (m) the non-economic general partner interest (the “ETO GP Interest”). All outstanding limited partner interests and the ETO GP Interest are duly authorized, validly issued, fully paid (to the extent required by the ETO Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the ETO Partnership Agreement).

Section 3.3 Power and Authority.

(a) ETO has the limited partnership power and authority to enter into this Agreement and to perform all of its obligations and consummate the transactions contemplated hereby and thereby. ETO has taken all necessary and appropriate limited partnership actions to authorize, execute and deliver this Agreement and each agreement and instrument to be executed and delivered by ETO pursuant hereto, and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by ETO and is a valid and binding obligation of ETO enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting the rights of creditors generally and by general principles of equity (collectively, the “Enforceability Exceptions”).

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgate thereunder, (iv) the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, (v) applicable state securities, takeover, and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (vii) the rules and regulations of the New York Stock Exchange (the “NYSE”), (viii) the rules and regulations of the Securities and Exchange Commission (the “SEC”) in connection with the filing with the SEC of a registration statement on Form S-4 to register the issuance of the Preferred Merger Consideration, and subject to the accuracy of the representations and warranties of ET and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by ETO or ETO GP LLC of the transactions contemplated by this Agreement, except such authorizations, consent, orders, licenses permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 3.4 No Violations. The execution and delivery of this Agreement or any other agreement or instrument executed and delivered pursuant hereto by ETO, does not, or when executed will not, and the consummation of the transactions contemplated hereby or thereby and the performance by ETO of the obligations that it is obligated to perform hereunder or thereunder do not:

(a) conflict with or result in a breach of any of the provisions of the ETO Partnership Agreement;

(b) create any lien on ETO under any indenture, mortgage, lien, agreement, contract, commitment or instrument to which ETO is a party or its properties and assets are bound;

(c) conflict with any municipal, state or federal ordinance, law (including common law), rule, regulation, judgment, order, writ, injunction, or decree (collectively, “Laws”) applicable to ETO; or

(d) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both) or accelerate or permit the acceleration of the performance required by, or require any consent,

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authorization or approval under, any indenture, mortgage, lien or agreement, contract, commitment or instrument to which ETO is a party or by which it is bound;

except, in the case of clauses (b), (c) and (d), as would not be reasonably likely to have, individually or in the aggregate, a materially adverse effect on ETO or result in any material loss, cost or liability of ETO.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF ET AND MERGER SUB

Each of ET and Merger Sub, jointly and severally, represents and warrants to ETO as follows:

Section 4.1 Organization and Existence.

(a) Each of ET and Merger Sub is a legal entity duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited partnership and limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except to the extent that the failure to have such power or authority would not be reasonably likely to have a material adverse effect on ET or Merger Sub’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby. Each of ET and Merger Sub is qualified to do business in each jurisdiction where the nature of its business or the ownership of its properties requires it to be qualified, except to the extent that the failure to be so qualified would not be reasonably likely to have a material and adverse effect on ET or Merger Sub’s ability to enter into or perform its obligations under this Agreement or consummate the transaction contemplated hereby.

Section 4.2 Capitalization.

(a) As of March 4, 2021, the issued and outstanding limited partner interests and general partner interests of ET consisted of (i) 2,703,455,611 common units representing limited partner interests in ET, (ii) 669,124,023 Class A Units representing limited partner interests in ET and (iii) the general partner interest (the “ET GP Interest”). All outstanding limited partner interests and the ET GP Interest are duly authorized, validly issued, fully paid (to the extent required by the ET Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the ET Partnership Agreement).

(b) As of the date of this Agreement, all of the issued and outstanding limited liability company interests of Merger Sub are validly issued and outstanding. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by ET or a direct or indirect wholly owned Subsidiary of ET. Merger Sub does not have any outstanding option, warrant, right or any other agreement pursuant to which any person other than ET may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and neither has, and prior to the Effective Time will not have, any assets, liabilities or obligations of any nature other than those incident to their respective formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 4.3 Power and Authority.

(a) Each of ET and Merger Sub has the requisite limited partnership or limited liability company, as applicable, power and authority to enter into this Agreement and to perform all of their respective obligations and consummate the transactions contemplated hereby and thereby. Each of ET and Merger Sub has taken all necessary and appropriate limited partnership or limited liability company, as applicable, actions to authorize, execute and deliver this Agreement and each agreement and instrument to be executed and delivered by ET

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pursuant hereto, and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by ET and is a valid and binding obligation of ET enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Exchange Act, and the rules promulgated thereunder, (iv) the Securities Act, and the rules promulgated thereunder, (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (vii) the rules and regulations of the NYSE, (viii) rules and regulations of the SEC in connection with the filing with the SEC of a registration statement on Form S-4 to register the issuance of the Preferred Merger Consideration, and, subject to the accuracy of the representations and warranties of the ETO in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by ET or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consent, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 4.4 No Violations. The execution and delivery of this Agreement, or any other agreement or instrument executed and delivered pursuant hereto by ET and Merger Sub, does not, or when executed will not, and the consummation of the transactions contemplated hereby or thereby and the performance by ET and Merger Sub of the respective obligations that they are obligated to perform hereunder or thereunder do not:

(a) conflict with or result in a breach of any of the provisions of the ET Partnership Agreement or the limited liability company agreement of Merger Sub;

(b) create any lien on ET or Merger Sub under any indenture, mortgage, lien, agreement, contract, commitment or instrument to which ET or Merger Sub is a party or their respective properties and assets are bound;

(c) conflict with any Laws applicable to ET or Merger Sub; or

(d) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both) or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, any indenture, mortgage, lien or agreement, contract, commitment or instrument to which ET or Merger Sub is a party or by which it is bound;

except, in the case of clauses (b), (c) and (d), as would not be reasonably likely to have, individually or in the aggregate, a materially adverse effect on ET or Merger Sub or result in any material loss, cost or liability of ET or Merger Sub.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Further Assurances. In case at any time after the Closing any further action is necessary to carry out the transactions contemplated hereby or the purposes of this Agreement, each of the parties will take such further action as the other party may reasonably request.

Section 5.2 Tax Matters. ET and ETO each acknowledges and agrees that, for U.S. federal income and applicable state and local tax purposes, the Merger is intended to be treated as a partnership merger transaction

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under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), whereby ETO will be the terminating partnership and ET will be the resulting partnership (the “Intended Tax Treatment”). Unless required to do so as a result of a “determination” as defined in Section 1313 of the Code, each of ET and ETO agrees not to make any tax filings or otherwise take any position inconsistent with the Intended Tax Treatment and to cooperate with the other party to make any filings, statements, or reports required to effect, disclose or report the Intended Tax Treatment.

Section 5.3 Registration Statement. Each of ET, Merger Sub and ETO shall jointly prepare, and ET shall file with the SEC, a registration statement on Form S-4 to be filed with the SEC in connection with the issuance of the New ET Preferred Units in the Merger (including any amendments or supplements, the “Form S-4”).

Section 5.4 NYSE Listing. ET shall cause the ET Series C Preferred Units, ET Series D Preferred Units and ET Series E Preferred Units to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) no injunction, order or decree by any court or other Governmental Entity of competent jurisdiction shall have been entered and shall continue to be in effect, no Law shall have been adopted or be effective, and no agreement with any Governmental Entity shall be in effect, in each case that prohibits, prevents or makes unlawful the consummation of the Merger or the other transactions contemplated by this Agreement;

(b) the representations and warranties of each party shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; and

(c) the Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time by the mutual written consent of ETO and ET.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

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Section 8.2 Expenses. All costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to not be performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO

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INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Assignment; Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.8 Severability. Any term or provision of this Agreement that is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.9 Entire Agreement. This Agreement together with the exhibits and schedules hereto constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.10 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by ETO, ET and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective.

Section 8.11 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.12 No Third-Party Beneficiaries. Each of ET, Merger Sub and ETO agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of ETO or ET and Merger Sub, as applicable, in accordance with and subject to the terms of this Agreement, and (b) except for the right of ETO’s unitholders to receive the Merger Consideration on the terms and conditions of this Agreement, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred

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to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14 Definitions.

(a) As used in this Agreement:

(i) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.

(ii) “ET Series A Preferred Unit” means a new series of preferred units representing limited partner interests in ET, to be established at Closing pursuant to the ET LPA Amendment, designated as “6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” and having the preferences, rights, powers and duties set forth in the ET LPA Amendment.

(iii) “ET Series B Preferred Unit” means a new series of preferred units representing limited partner interests in ET, to be established at Closing pursuant to the ET LPA Amendment, designated as “6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” and having the preferences, rights, powers and duties set forth in the ET LPA Amendment.

(iv) “ET Series C Preferred Unit” means a new series of preferred units representing limited partner interests in ET, to be established at Closing pursuant to the ET LPA Amendment, designated as “7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” and having the preferences, rights, powers and duties set forth in the ET LPA Amendment.

(v) “ET Series D Preferred Unit” means a new series of preferred units representing limited partner interests in ET, to be established at Closing pursuant to the ET LPA Amendment, designated as “7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” and having the preferences, rights, powers and duties set forth in the ET LPA Amendment.

(vi) “ET Series E Preferred Unit” means a new series of preferred units representing limited partner interests in ET, to be established at Closing pursuant to the ET LPA Amendment, designated as “7.600% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” and having the preferences, rights, powers and duties set forth in the ET LPA Amendment.

(vii) “ET Series F Preferred Unit” means a new series of preferred units representing limited partner interests in ET, to be established at Closing pursuant to the ET LPA Amendment, designated as “6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units” and having the preferences, rights, powers and duties set forth in the ET LPA Amendment.

(viii) “ET Series G Preferred Unit” means a new series of preferred units representing limited partner interests in ET, to be established at Closing pursuant to the ET LPA Amendment, designated as “7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units” and having the preferences, rights, powers and duties set forth in the ET LPA Amendment.

(ix) “ETO Partnership Agreement” means that certain Fifth Amended Restated Agreement of Limited Partnership of ETO, dated October 19, 2018, as amended.

(x) “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

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(xi) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (B) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (C) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses. Notwithstanding the foregoing, none of USA Compression Partners, LP, Sunoco LP or any of their respective Subsidiaries shall be deemed Subsidiaries of ET or ETO.

(xii) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

(xiii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(xiv) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Agreement	Preamble
Book-Entry Unit	Section 2.1(d)
business day	Section 8.14(a)(i)
Certificate of Merger	Section 1.3
Certificates	Section 2.3(b)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.4
Delaware LLC Act	Section 1.1
Delaware LP Act	Section 1.1
Effective Time	Section 1.3
Enforceability Exceptions	Section 3.3
ET	Preamble
ET Class B Units	Section 2.1(b)
ET GP	Recitals
ET LPA Amendment	Section 1.6
ET Partnership Agreement	Section 1.6
ET Series A Preferred Units	Section 8.14(a)(i)

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ET Series B Preferred Units	Section 8.14(a)(i)
ET Series C Preferred Units	Section 8.14(a)(i)
ET Series D Preferred Units	Section 8.14(a)(i)
ET Series E Preferred Units	Section 8.14(a)(i)
ET Series F Preferred Units	Section 8.14(a)(i)
ET Series G Preferred Units	Section 8.14(a)(i)
ETO	Preamble
ETO Class K Units	Section 2.1(b)
ETO Class L Units	Section 2.1(b)
ETO Class M Units	Section 2.1(b)
ETO Class N Units	Section 2.1(b)
ETO Common Units	Section 2.1(a)
ETO GP	Preamble
ETO GP Interest	Section 3.2
ETO GP LLC	Preamble
ETO Partnership Agreement	Section 8.14(a)(ix)
ETO Preferred Units	Section 2.1(c)(vii)
ETO Series A Preferred Units	Section 2.1(c)(i)
ETO Series B Preferred Units	Section 2.1(c)(ii)
ETO Series C Preferred Units	Section 2.1(c)(iii)
ETO Series D Preferred Units	Section 2.1(c)(iv)
ETO Series E Preferred Units	Section 2.1(c)(v)
ETO Series F Preferred Units	Section 2.1(c)(vi)
ETO Series G Preferred Units	Section 2.1(c)(vii)
Exchange Act	Section 3.3(b)
Exchange Agent	Section 2.3(a)
Exchange Fund	Section 2.3(a)
Form S-4	Section 2.1(b)
Governmental Entity	Section 2.3(e)
Hook Unit Merger Consideration	Section 2.1(b)
Hook Units	Section 2.1(b)
Laws	Section 3.4(c)
Merger	Recitals
Merger Consideration	Section 2.1(c)(vii)
Merger Sub	Preamble
Merger Sub Units	Section 2.1(f)
New ET Preferred Units	Section 2.1(c)(vii)
NYSE	Section 3.3(b)
person	Section 8.14(a)(ii)
Preferred Merger Consideration	Section 2.1(c)(vii)
SEC	Section 3.3(b)
Securities Act	Section 3.3(b)
Subsidiary	Section 8.14(a)(xi)
Tax	Section 8.14(a)(xii)
Tax Return	Section 8.14(a)(xiii)
Treasury Regulation	Section 8.14(a)(xiv)

15

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
Name: Thomas E. Long Title: Co-Chief Executive Officer

ETO MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long Title: Co-Chief Executive Officer

ENERGY TRANSFER OPERATING, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas E. Long
Name: Thomas E. Long Title: Co-Chief Executive Officer

Signature Page to Agreement and Plan of Merger

16

Exhibit A

Amendment No. 8 to ET Partnership Agreement

[See attached as Annex B.]

17

AMENDMENT NO. 8 TO

THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY TRANSFER LP

This Amendment No. 8 (this “Amendment No. 8”) to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer LP (the “Partnership”) dated as of February 8, 2006 (as amended to date, the “Partnership Agreement”) is hereby adopted effective as of [ ● ] (the “Effective Date”) by LE GP, LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 5.8 of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partner except as otherwise provided in the Partnership Agreement, may, for any Partnership purpose, at any time and from time to time, issue additional Partnership Securities to such Persons for such consideration and on such terms and conditions as the General Partner shall determine;

WHEREAS, the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement (i) pursuant to Section 13.1(d)(i) of the Partnership Agreement to reflect a change that, the General Partner determines, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect and (ii) pursuant to Section 13.1(g) of the Partnership Agreement to reflect an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.8 of the Partnership Agreement;

WHEREAS, in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 5, 2021, by and among the Partnership, the MLP and ETO Merger Sub LLC, a Delaware limited liability company, a Delaware limited liability company and wholly owned subsidiary of the Partnership, pursuant to which Merger Sub will merge with and into the MLP, with the MLP surviving as a wholly owned subsidiary of the Partnership, the Partnership will issue limited partner interests designated as (i) “6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (ii) “6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (iii) “7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (iv) “7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (v) “7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (vi) “6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units”; (vii) “7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units”; and (viii) “Class B Units,” each having the rights, preferences and privileges set forth in this Amendment No. 8;

WHEREAS, the General Partner has determined, pursuant to Section 13.1(g) of the Partnership Agreement, that the amendments to the Partnership Agreement set forth herein are necessary or appropriate in connection with the authorization of the issuance of the (i) “6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (ii) “6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (iii) “7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (iv) “7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (v) “7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units”; (vi) “6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units”; (vii) “7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units,” and (vii) Class B Units; and

WHEREAS, the General Partner has determined, pursuant to Section 13.1(d)(i) of the Partnership Agreement, that, if and to the extent any amendments set forth herein are not necessary or appropriate in connection with the authorization of the issuance of the New Units, such amendments to the Partnership Agreement set forth herein do not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1 Amendments.

(a) Section 1.1 of the Partnership Agreement is amended to add or to amend and restate the following definitions in their entirety in the appropriate alphabetical order:

“Arrears” means, (a) with respect to the Series A Distributions, the full cumulative Series A Distributions through the most recent Series A Distribution Payment Date that have not been paid on all Outstanding Series A Preferred Units, (b) with respect to the Series B Distributions, the full cumulative Series B Distributions through the most recent Series B Distribution Payment Date that have not been paid on all Outstanding Series B Preferred Units, (c) with respect to the Series C Distributions, the full cumulative Series C Distributions through the most recent Series C Distribution Payment Date that have not been paid on all Outstanding Series C Preferred Units, (d) with respect to the Series D Distributions, the full cumulative Series D Distributions through the most recent Series D Distribution Payment Date that have not been paid on all Outstanding Series D Preferred Units, (e) with respect to the Series E Distributions, the full cumulative Series E Distributions through the most recent Series E Distribution Payment Date that have not been paid on all Outstanding Series E Preferred Units, (f) with respect to the Series F Distributions, the full cumulative Series F Distributions through the most recent Series F Distribution Payment Date that have not been paid on all Outstanding Series F Preferred Units and (g) with respect to the Series G Distributions, the full cumulative Series G Distributions through the most recent Series G Distribution Payment Date that have not been paid on all Outstanding Series G Preferred Units.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand immediately prior to the date of the distribution of Available Cash with respect to such Quarter, less

(b) the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures, for anticipated future credit needs of the Partnership Group and for refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing relating to FERC rate proceedings) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject, (iii) provide funds for distributions under Section 6.3 in respect of any one or more of the next four Quarters; (iv) provide funds for Series A Distributions, (v) provide funds for Series B Distributions, (vi) provide funds for Series C Distributions, (vii) provide funds for Series D Distributions, (viii) provide funds for Series E Distributions, (ix) provide funds for Series F Distributions, (x) provide funds for Series G Distributions or (xi) provide funds for distributions to the Class B Units; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Calculation Agent” means the financial institution that will be appointed by the General Partner prior to the Series A Floating Rate Period, Series B Floating Rate Period, Series C Floating Rate Period, Series D Floating Rate Period, Series E Floating Rate Period, Series F Reset Distribution Determination Date preceding the Series F First Call Date or Series G Reset Distribution Determination Date preceding the Series G First Call Date to act in its capacity as calculation agent for the Series A Preferred Units, the Series B Preferred Units, the Series C Preferred Units, the Series D Preferred Units, the Series E Preferred Units, the Series F Preferred Units and the Series G Preferred Units, as applicable, and its successors and assigns or any other calculation agent appointed by the General Partner. For the avoidance of doubt, the Partnership and its affiliates shall not be appointed by the General Partner to act as calculation agent for the Series A Preferred Units, the Series B Preferred Units, the Series C Preferred Units, the Series D Preferred Units, the Series E Preferred Units, the Series F Preferred Units or the Series G Preferred Units.

“Class B Units” has the meaning given such term in Section 5.24(a).

“Class B Unit Distribution Rate” means an amount per Class B Unit equal to 7.5% per annum (1.875% per Quarter), of the Class B Unit Issue Price.

“Class B Unit Issuance Date” means [                ], 2021.

“Class B Unit Issue Price” means $18.84.

“Class B Unit Quarterly Distribution” has the meaning set forth in Section 5.24(b)(iii)(B).

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Class A Unit, Class B Unit, a Series A Preferred Unit, a Series B Preferred Unit, a Series C Preferred Unit, a Series D Preferred Unit, a Series E Preferred Unit, a Series F Preferred Unit or a Series G Preferred Unit.

“Equity Credit” means the dollar amount or percentage in relation to the stated liquidation preference amount of (a) $1,000.00 per Series A Preferred Unit, (b) $1,000.00 per Series B Preferred Unit, (c) $25.00 per Series C Preferred Unit, (d) $25.00 per Series D Preferred Unit, (e) $25.00 per Series E Preferred Unit, (f) $1,000.00 per Series F Preferred Unit or (g) $1,000.00 per Series G Preferred Unit, assigned to the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units or Series G Preferred Units, as applicable, as equity, rather than debt, by a Rating Agency in evaluating the capital structure of the Partnership.

“ETP Holdco” means ETP Holdco Corporation, a Delaware corporation.

“ETP Holdco Items” means any item of Partnership income, gain, loss, deduction or credit attributable to the Partnership’s ownership of ETP Holdco or the Partnership’s ownership of any indebtedness of ETP Holdco or any of its subsidiaries.

“ETP Holdco Distributions” means any portion of the Partnership cash distributions attributable to (i) any distribution or dividend received by the Partnership from ETP Holdco or the proceeds of sale of the capital stock of ETP Holdco or (ii) any interest payments received by the Partnership with respect to indebtedness of ETP Holdco or its subsidiaries.

“H.15(519)” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System.

“Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Class A Units, Series A Preferred Units, Series B

Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and Class B Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement.

“most recent H.15(519)” means the H.15(519) published closest in time but prior to the close of business on the second Business Day prior to the Series F Reset Date or the Series G Reset Date, as applicable.

“New Units” means the Series A Preferred Units, the Series B Preferred Units, the Series C Preferred Units, the Series D Preferred Units, the Series E Preferred Units, the Series F Preferred Units, the Series G Preferred Units, and the Class B Units.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the limitation in the foregoing proviso shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) if the General Partner shall have notified such Person or Group in writing that such limitation shall not apply to such Person or Group, (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner, (iv) to any Series A Holder in connection with any vote, consent or approval of the Series A Holders pursuant to Section 5.17(b)(iii), (v) to any Series B Holder in connection with any vote, consent or approval of the Series B Holders pursuant to Section 5.18(b)(iii), (vi) to any Series C Holder in connection with any vote, consent or approval of the Series C Holders pursuant to Section 5.19(b)(iii), (vii) to any Series D Holder in connection with any vote, consent or approval of the Series D Holders pursuant to Section 5.20(b)(iii), (viii) to any Series E Holder in connection with any vote, consent or approval of the Series E Holders pursuant to Section 5.21(b)(iii), (ix) to any Series F Holder in connection with any vote, consent or approval of the Series F Holders pursuant to Section 5.22(b)(iii) or (x) to any Series G Holder in connection with any vote, consent or approval of the Series G Holders pursuant to Section 5.23(b)(iii).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership) and General Partner Units and any General Partner Interest represented thereby, including without limitation, Common Units, Class A Units, Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and Class B Units.

“Paying Agent” means the Transfer Agent, acting in its capacity as paying agent for the Series A Preferred Units, the Series B Preferred Units, the Series C Preferred Units, the Series D Preferred Units, the Series E Preferred Units, the Series F Preferred Units and the Series G Preferred Units, and its respective successors and assigns or any other paying agent appointed by the General Partner; provided, however, that if no Paying Agent is specifically designated for the Series A Preferred Units, the Series B Preferred Units, the Series C Preferred Units, the Series D Preferred Units, the Series E Preferred Units, the Series F Preferred Units or the Series G Preferred Units, the General Partner shall act in such capacity.

“Percentage Interest” means as of any date of determination (a) as to the General Partner, the amount of its aggregate Capital Contributions to the Partnership divided by the aggregate Capital Contributions made to the Partnership by all Partners (other than Capital Contributions made to the Partnership by a Partner with respect to a Class A Unit, a Class B Unit, a Series A Preferred Unit, a Series B Preferred Unit, a Series C Preferred Unit, a Series D Preferred Unit, a Series E Preferred Unit, a Series F Preferred Unit or a Series G Preferred Unit), (b) as to any Unitholder or Assignee holding Common Units, the product obtained by multiplying (i) 100% less the percentage applicable to paragraphs (a) and (c) hereof by (ii) the quotient obtained by dividing (A) the number of Common Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Common Units, and (c) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.8, the percentage established as a part of such issuance. The Percentage Interest with respect to a Class A Unit, Class B Unit, Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit, Series D Preferred Unit, Series E Preferred Unit, Series F Preferred Unit and Series G Preferred Unit shall at all times be zero.

“Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all such designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests, (c) solely when modifying Series A Holders, apportioned equally among all Series A Holders in accordance with the relative number or percentage of Series A Preferred Units held by each such Series A Holder, (d) solely when modifying Series B Holders, apportioned equally among all Series B Holders in accordance with the relative number or percentage of Series B Preferred Units held by each such Series B Holder, (e) solely when modifying Series C Holders, apportioned equally among all Series C Holders in accordance with the relative number or percentage of Series C Preferred Units held by each such Series C Holder, (f) solely when modifying Series D Holders, apportioned equally among all Series D Holders in accordance with the relative number or percentage of Series D Preferred Units held by each such Series D Holder, (g) solely when modifying Series E Holders, apportioned equally among all Series E Holders in accordance with the relative number or percentage of Series E Preferred Units held by each such Series E Holder, (h) solely when modifying Series F Holders, apportioned equally among all Series F Holders in accordance with the relative number or percentage of Series F Preferred Units held by each such Series F Holder, (i) solely when modifying Series G Holders, apportioned equally among all Series G Holders in accordance with the relative number or percentage of Series G Preferred Units held by each such Series G Holder and (j) solely when modifying holders of Class B Units, apportioned equally among all holders of Class B Units in accordance with the relative number or percentage of Class B Units held by each such holder.

“Rating Agency” means any nationally recognized statistical rating organization (within the meaning of Section 3(a)(62) of the Securities Exchange Act) that publishes a rating for the Partnership.

“Recapitalized Unit” means the Class K Units, the Class L Units, the Class M Units and the Class N Units established pursuant to the Fifth Amended and Restated Agreement of Limited Partnership of the MLP, as amended.

“Series A Base Liquidation Preference” means a liquidation preference for each Series A Preferred Unit initially equal to $1,000 per unit.

“Series A Current Criteria” means the Equity Credit criteria of a Rating Agency for securities such as the Series A Preferred Units, as such criteria were in effect as of the Series A Original Issue Date.

“Series A Distribution Payment Date” means (a) during the Series A Fixed Rate Period, the 15th day of each February and August of each year and (b) during the Series A Floating Rate Period, the 15th day of each February, May, August and November of each year; provided however, that if any Series A Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series A Distribution Payment Date shall instead be on the immediately succeeding Business Day.

“Series A Distribution Period” means a period of time from and including the preceding Series A Distribution Payment Date, to, but excluding, the next Series A Distribution Payment Date for such Series A Distribution Period.

“Series A Distribution Rate” means an annual rate equal to (a) during the Series A Fixed Rate Period, 6.250% of the Series A Liquidation Preference and (b) during the Series A Floating Rate Period, a percentage of the Series A Liquidation Preference equal to the sum of (i) the Three-Month LIBOR, as calculated on each applicable Series A LIBOR Determination Date, and (ii) 4.028%.

“Series A Distribution Record Date” has the meaning given such term in Section 5.17(b)(ii)(B).

“Series A Distributions” means distributions with respect to Series A Preferred Units pursuant to Section 5.17(b)(ii).

“Series A Fixed Rate Period” means the period from and including the date hereof to, but excluding, February 15, 2023.

“Series A Floating Rate Period” means the period from and including February 15, 2023 and thereafter until such time as all of the Outstanding Series A Preferred Units are redeemed in accordance with Section 5.17(b)(iv).

“Series A Holder” means a Record Holder of Series A Preferred Units.

“Series A Junior Securities” means any class or series of Partnership Securities that, with respect to distributions on such Partnership Securities and distributions upon liquidation of the Partnership, ranks junior to the Series A Preferred Units, including but not limited to Common Units, Class A Units, Class B Units and the General Partner Interest, but excluding any Series A Parity Securities and Series A Senior Securities.

“Series A LIBOR Determination Date” means the London Business Day immediately preceding the first day in each relevant Series A Distribution Period.

“Series A Liquidation Preference” means a liquidation preference for each Series A Preferred Unit initially equal to $1,000 per unit (subject to adjustment for any splits, combinations or similar adjustments to the Series A Preferred Units), which liquidation preference shall be subject to increase by the per Series A Preferred Unit amount of any accumulated and unpaid Series A Distributions (whether or not such distributions shall have been declared).

“Series A Original Issue Date” means November 16, 2017.

“Series A Parity Securities” means the Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and any other class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks on parity with the Series A Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series A Preferred Units” has the meaning given such term in Section 5.17(a).

“Series A Rating Event” means a change by any Rating Agency to the Series A Current Criteria, which change results in (a) any shortening of the length of time for which the Series A Current Criteria are scheduled to be in effect with respect to the Series A Preferred Units or (b) a lower Equity Credit being given to the Series A Preferred Units than the Equity Credit that would have been assigned to the Series A Preferred Units by such Rating Agency pursuant to its Series A Current Criteria.

“Series A Redemption Date” has the meaning given such term in Section 5.17(b)(iv)(A).

“Series A Redemption Notice” has the meaning given such term in Section 5.17(b)(iv)(B).

“Series A Redemption Price” has the meaning given such term in Section 5.17(b)(iv)(A).

“Series A Senior Securities” means any class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks senior to the Series A Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series B Base Liquidation Preference” means a liquidation preference for each Series B Preferred Unit initially equal to $1,000 per unit.

“Series B Current Criteria” means the Equity Credit criteria of a Rating Agency for securities such as the Series B Preferred Units, as such criteria were in effect as of the Series B Original Issue Date.

“Series B Distribution Payment Date” means (a) during the Series B Fixed Rate Period, the 15th day of each February and August of each year and (b) during the Series B Floating Rate Period, the 15th day of each February, May, August and November of each year; provided however, that if any Series B Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series B Distribution Payment Date shall instead be on the immediately succeeding Business Day.

“Series B Distribution Period” means a period of time from and including the preceding Series B Distribution Payment Date, to, but excluding, the next Series B Distribution Payment Date for such Series B Distribution Period.

“Series B Distribution Rate” means an annual rate equal to (a) during the Series B Fixed Rate Period, 6.625% of the Series B Liquidation Preference and (b) during the Series B Floating Rate Period, a percentage of the Series B Liquidation Preference equal to the sum of (i) the Three-Month LIBOR, as calculated on each applicable Series B LIBOR Determination Date, and (ii) 4.155%.

“Series B Distribution Record Date” has the meaning given such term in Section 5.18(b)(ii)(B).

“Series B Distributions” means distributions with respect to Series B Preferred Units pursuant to Section 5.18(b)(ii).

“Series B Fixed Rate Period” means the period from and including the date hereof to, but excluding, February 15, 2028.

“Series B Floating Rate Period” means the period from and including February 15, 2028 and thereafter until such time as all of the Outstanding Series B Preferred Units are redeemed in accordance with Section 5.18(b)(iv).

“Series B Holder” means a Record Holder of Series B Preferred Units.

“Series B Junior Securities” means any class or series of Partnership Securities that, with respect to distributions on such Partnership Securities and distributions upon liquidation of the Partnership, ranks junior to the Series B Preferred Units, including but not limited to Common Units, Class A Units, Class B Units and the General Partner Interest, but excluding any Series B Parity Securities and Series B Senior Securities.

“Series B LIBOR Determination Date” means the London Business Day immediately preceding the first day in each relevant Series B Distribution Period.

“Series B Liquidation Preference” means a liquidation preference for each Series B Preferred Unit initially equal to $1,000 per unit (subject to adjustment for any splits, combinations or similar adjustments to the

Series B Preferred Units), which liquidation preference shall be subject to increase by the per Series B Preferred Unit amount of any accumulated and unpaid Series B Distributions (whether or not such distributions shall have been declared).

“Series B Original Issue Date” means November 16, 2017.

“Series B Parity Securities” means the Series A Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and any other class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks on parity with the Series B Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series B Preferred Units” has the meaning given such term in Section 5.18(a).

“Series B Rating Event” means a change by any Rating Agency to the Series B Current Criteria, which change results in (a) any shortening of the length of time for which the Series B Current Criteria are scheduled to be in effect with respect to the Series B Preferred Units or (b) a lower Equity Credit being given to the Series B Preferred Units than the Equity Credit that would have been assigned to the Series B Preferred Units by such Rating Agency pursuant to its Series B Current Criteria.

“Series B Redemption Date” has the meaning given such term in Section 5.18(b)(iv)(A).

“Series B Redemption Notice” has the meaning given such term in Section 5.18(b)(iv)(B).

“Series B Redemption Price” has the meaning given such term in Section 5.18(b)(iv)(A).

“Series B Senior Securities” means any class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks senior to the Series B Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series C Base Liquidation Preference” means a liquidation preference for each Series C Preferred Unit initially equal to $25.00 per unit.

“Series C Current Criteria” means the Equity Credit criteria of a Rating Agency for securities such as the Series C Preferred Units, as such criteria were in effect as of the Series C Original Issue Date.

“Series C Distribution Payment Date” means the 15th day of each February, May, August and November of each year; provided however, that if any Series C Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series C Distribution Payment Date shall instead be on the immediately succeeding Business Day.

“Series C Distribution Period” means a period of time from and including the preceding Series C Distribution Payment Date, to, but excluding, the next Series C Distribution Payment Date for such Series C Distribution Period.

“Series C Distribution Rate” means an annual rate equal to (a) during the Series C Fixed Rate Period, 7.375% of the Series C Liquidation Preference and (b) during the Series C Floating Rate Period, a percentage of the Series C Liquidation Preference equal to the sum of (i) the Three-Month LIBOR, as calculated on each applicable Series C LIBOR Determination Date, and (ii) 4.530%.

“Series C Distribution Record Date” has the meaning given such term in Section 5.19(b)(ii)(B).

“Series C Distributions” means distributions with respect to Series C Preferred Units pursuant to Section 5.19(b)(ii).

“Series C Fixed Rate Period” means the period from and including the date hereof to, but excluding, May 15, 2023.

“Series C Floating Rate Period” means the period from and including May 15, 2023 and thereafter until such time as all of the Outstanding Series C Preferred Units are redeemed in accordance with Section 5.19(b)(iv).

“Series C Holder” means a Record Holder of Series C Preferred Units.

“Series C Junior Securities” means any class or series of Partnership Securities that, with respect to distributions on such Partnership Securities and distributions upon liquidation of the Partnership, ranks junior to the Series C Preferred Units, including but not limited to Common Units, Class A Units, Class B Units and the General Partner Interest, but excluding any Series C Parity Securities and Series C Senior Securities.

“Series C LIBOR Determination Date” means the London Business Day immediately preceding the first day in each relevant Series C Distribution Period.

“Series C Liquidation Preference” means a liquidation preference for each Series C Preferred Unit initially equal to $25.00 per unit (subject to adjustment for any splits, combinations or similar adjustments to the Series C Preferred Units), which liquidation preference shall be subject to increase by the per Series C Preferred Unit amount of any accumulated and unpaid Series C Distributions (whether or not such distributions shall have been declared).

“Series C Original Issue Date” means April 25, 2018.

“Series C Parity Securities” means the Series A Preferred Units, Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and other any class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks on parity with the Series C Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series C Preferred Units” has the meaning given such term in Section 5.19(a).

“Series C Rating Event” means a change by any Rating Agency to the Series C Current Criteria, which change results in (a) any shortening of the length of time for which the Series C Current Criteria are scheduled to be in effect with respect to the Series C Preferred Units or (b) a lower Equity Credit being given to the Series C Preferred Units than the Equity Credit that would have been assigned to the Series C Preferred Units by such Rating Agency pursuant to its Series C Current Criteria.

“Series C Redemption Date” has the meaning given such term in Section 5.19(b)(iv)(A).

“Series C Redemption Notice” has the meaning given such term in Section 5.19(b)(iv)(B).

“Series C Redemption Price” has the meaning given such term in Section 5.19(b)(iv)(A).

“Series C Senior Securities” means any class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks senior to the Series C Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series D Base Liquidation Preference” means a liquidation preference for each Series D Preferred Unit initially equal to $25.00 per unit.

“Series D Current Criteria” means the Equity Credit criteria of a Rating Agency for securities such as the Series D Preferred Units, as such criteria were in effect as of the Series D Original Issue Date.

“Series D Distribution Payment Date” means the 15th day of each February, May, August and November of each year; provided however, that if any Series D Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series D Distribution Payment Date shall instead be on the immediately succeeding Business Day.

“Series D Distribution Period” means a period of time from and including the preceding Series D Distribution Payment Date, to, but excluding, the next Series D Distribution Payment Date for such Series D Distribution Period.

“Series D Distribution Rate” means an annual rate equal to (a) during the Series D Fixed Rate Period, 7.625% of the Series D Liquidation Preference and (b) during the Series D Floating Rate Period, a percentage of the Series D Liquidation Preference equal to the sum of (i) the Three-Month LIBOR, as calculated on each applicable Series D LIBOR Determination Date, and (ii) 4.738%.

“Series D Distribution Record Date” has the meaning given such term in Section 5.20(b)(ii)(B).

“Series D Distributions” means distributions with respect to Series D Preferred Units pursuant to Section 5.20(b)(ii).

“Series D Fixed Rate Period” means the period from and including the date hereof to, but excluding, August 15, 2023.

“Series D Floating Rate Period” means the period from and including August 15, 2023 and thereafter until such time as all of the Outstanding Series D Preferred Units are redeemed in accordance with Section 5.20(b)(iv).

“Series D Holder” means a Record Holder of Series D Preferred Units.

“Series D Junior Securities” means any class or series of Partnership Securities that, with respect to distributions on such Partnership Securities and distributions upon liquidation of the Partnership, ranks junior to the Series D Preferred Units, including but not limited to Common Units, Class A Units, Class B Units and the General Partner Interest, but excluding any Series D Parity Securities and Series D Senior Securities.

“Series D LIBOR Determination Date” means the Business Day immediately preceding the first day in each relevant Series D Distribution Period.

“Series D Liquidation Preference” means a liquidation preference for each Series D Preferred Unit initially equal to $25.00 per unit (subject to adjustment for any splits, combinations or similar adjustments to the Series D Preferred Units), which liquidation preference shall be subject to increase by the per Series D Preferred Unit amount of any accumulated and unpaid Series D Distributions (whether or not such distributions shall have been declared).

“Series D Original Issue Date” means July 23, 2018.

“Series D Parity Securities” means the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and any other class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks on parity with the Series D Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series D Preferred Units” has the meaning given such term in Section 5.20(a).

“Series D Rating Event” means a change by any Rating Agency to the Series D Current Criteria, which change results in (a) any shortening of the length of time for which the Series D Current Criteria are scheduled to be in effect with respect to the Series D Preferred Units or (b) a lower Equity Credit being given to the Series D Preferred Units than the Equity Credit that would have been assigned to the Series D Preferred Units by such Rating Agency pursuant to its Series D Current Criteria.

“Series D Redemption Date” has the meaning given such term in Section 5.20(b)(iv)(A).

“Series D Redemption Notice” has the meaning given such term in Section 5.20(b)(iv)(B).

“Series D Redemption Price” has the meaning given such term in Section 5.20(b)(iv)(A).

“Series D Senior Securities” means any class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks senior to the Series D Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series E Base Liquidation Preference” means a liquidation preference for each Series E Preferred Unit initially equal to $25.00 per unit.

“Series E Current Criteria” means the Equity Credit criteria of a Rating Agency for securities such as the Series E Preferred Units, as such criteria were in effect as of the Series E Original Issue Date.

“Series E Distribution Payment Date” means the 15th day of each February, May, August and November of each year; provided however, that if any Series E Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series E Distribution Payment Date shall instead be on the immediately succeeding Business Day.

“Series E Distribution Period” means a period of time from and including the preceding Series E Distribution Payment Date, to, but excluding, the next Series E Distribution Payment Date for such Series E Distribution Period.

“Series E Distribution Rate” means an annual rate equal to (a) during the Series E Fixed Rate Period, 7.600% of the Series E Liquidation Preference and (b) during the Series E Floating Rate Period, a percentage of the Series E Liquidation Preference equal to the sum of (i) the Three-Month LIBOR, as calculated on each applicable Series E LIBOR Determination Date, and (ii) 5.161%.

“Series E Distribution Record Date” has the meaning given such term in Section 5.21(b)(ii)(B).

“Series E Distributions” means distributions with respect to Series E Preferred Units pursuant to Section 5.21(b)(ii).

“Series E Fixed Rate Period” means the period from and including the date hereof to, but excluding, May 15, 2024.

“Series E Floating Rate Period” means the period from and including May 15, 2024 and thereafter until such time as all of the Outstanding Series E Preferred Units are redeemed in accordance with Section 5.21(b)(iv).

“Series E Holder” means a Record Holder of Series E Preferred Units.

“Series E Junior Securities” means any class or series of Partnership Securities that, with respect to distributions on such Partnership Securities and distributions upon liquidation of the Partnership, ranks junior to the Series E Preferred Units, including but not limited to Common Units, Class A Units, Class B Units and the General Partner Interest, but excluding any Series E Parity Securities and Series E Senior Securities.

“Series E LIBOR Determination Date” means the Business Day immediately preceding the first day in each relevant Series E Distribution Period.

“Series E Liquidation Preference” means a liquidation preference for each Series E Preferred Unit initially equal to $25.00 per unit (subject to adjustment for any splits, combinations or similar adjustments to the Series E Preferred Units), which liquidation preference shall be subject to increase by the per Series E Preferred Unit amount of any accumulated and unpaid Series E Distributions (whether or not such distributions shall have been declared).

“Series E Original Issue Date” means April 25, 2019.

“Series E Parity Securities” means the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series F Preferred Units, Series G Preferred Units and any other class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks on parity with the Series E Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series E Preferred Units” has the meaning given such term in Section 5.21(a).

“Series E Rating Event” means a change by any Rating Agency to the Series E Current Criteria, which change results in (a) any shortening of the length of time for which the Series E Current Criteria are scheduled to be in effect with respect to the Series E Preferred Units or (b) a lower Equity Credit being given to the Series E Preferred Units than the Equity Credit that would have been assigned to the Series E Preferred Units by such Rating Agency pursuant to its Series E Current Criteria.

“Series E Redemption Date” has the meaning given such term in Section 5.21(b)(iv)(A).

“Series E Redemption Notice” has the meaning given such term in Section 5.21(b)(iv)(B).

“Series E Redemption Price” has the meaning given such term in Section 5.21(b)(iv)(A).

“Series E Senior Securities” means any class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks senior to the Series E Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series F Base Liquidation Preference” means a liquidation preference for each Series F Preferred Unit initially equal to $1,000.00 per Series F Preferred Unit.

“Series F Current Criteria” means the Equity Credit criteria of a Rating Agency for securities such as the Series F Preferred Units, as such criteria were in effect as of the Series F Original Issue Date.

“Series F Distribution Payment Date” means the 15th day of each May and November of each year; provided however, that if any Series F Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series F Distribution Payment Date shall instead be on the immediately succeeding Business Day.

“Series F Distribution Period” means a period of time from and including the preceding Series F Distribution Payment Date, to, but excluding, the next Series F Distribution Payment Date for such Series F Distribution Period.

“Series F Distribution Rate” means an initial distribution rate for the Series F Preferred Units from and including the date of original issue to, but excluding, the Series F First Call Date equal to 6.750% per annum of the $1,000.00 liquidation preference per Series F Preferred Unit (equal to $67.50 per Series F Preferred Unit per annum). On and after the Series F First Call Date, the distribution rate on the Series F Preferred Units for each Series F Reset Period will equal for each Series F Preferred Unit a percentage of the $1,000.00 liquidation preference for such Series F Preferred Unit equal to the Series F Five-year U.S. Treasury Rate as of the most recent Series F Reset Distribution Determination Date plus a spread of 5.134% per annum.

“Series F Distribution Record Date” has the meaning given such term in Section 5.22(b)(ii)(B).

“Series F Distributions” means distributions with respect to Series F Preferred Units pursuant to Section 5.22(b)(ii).

“Series F First Call Date” means May 15, 2025.

“Series F Five-year U.S. Treasury Rate” means, as of any Series F Reset Distribution Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Series F Reset Date and trading in the public securities markets or (ii) if the H.15(519) is not published during the week preceding the Series F Reset Distribution Determination Date, or does not contain such yields, then the rate will be determined by interpolation between the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Series F Reset Date following the next succeeding Series F Reset Distribution Determination Date, and (B) the other maturity as close as possible to, but later than, the Series F Reset Date following the next succeeding Series F Reset Distribution Determination Date, in each case as published in the most recent H.15(519) under the caption “Treasury Constant Maturities” as the yield on actively traded U.S. Treasury securities adjusted to constant maturity. If the Series F Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Series F Five-year U.S. Treasury Rate will be the same interest rate determined for the immediately preceding Series F Reset Distribution Determination Date, or if this sentence is applicable with respect to the first Series F Reset Distribution Determination Date, 6.750%.

“Series F Holder” means a Record Holder of Series F Preferred Units.

“Series F Junior Securities” means any class or series of Partnership Securities that, with respect to distributions on such Partnership Securities and distributions upon liquidation of the Partnership, ranks junior to the Series F Preferred Units, including but not limited to Common Units, Class A Units, Class B Units and the General Partner Interest, but excluding any Series F Parity Securities and Series F Senior Securities.

“Series F Liquidation Preference” means a liquidation preference for each Series F Preferred Unit initially equal to $1,000.00 per Series F Preferred Unit (subject to adjustment for any splits, combinations or similar adjustments to the Series F Preferred Units), which liquidation preference shall be subject to increase by the per Series F Preferred Unit amount of any accumulated and unpaid Series F Distributions (whether or not such distributions shall have been declared).

“Series F Original Issue Date” means January 22, 2020.

“Series F Parity Securities” means the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series G Preferred Units and any other class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks on parity with the Series F Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series F Preferred Units” has the meaning given such term in Section 5.22(a).

“Series F Rating Event” means a change by any Rating Agency to the Series F Current Criteria, which change results in (a) any shortening of the length of time for which the Series F Current Criteria are scheduled to be in effect with respect to the Series F Preferred Units or (b) a lower Equity Credit being given to the Series F Preferred Units than the Equity Credit that would have been assigned to the Series F Preferred Units by such Rating Agency pursuant to its Series F Current Criteria.

“Series F Redemption Date” has the meaning given such term in Section 5.22(b)(iv)(A).

“Series F Redemption Notice” has the meaning given such term in Section 5.22(b)(iv)(B).

“Series F Redemption Price” has the meaning given such term in Section 5.22(b)(iv)(A).

“Series F Reset Date” means the Series F First Call Date and each date falling on the fifth anniversary of the preceding Series F Reset Date.

“Series F Reset Distribution Determination Date” means, in respect of any Series F Reset Period, the day falling two Business Days prior to the beginning of such Series F Reset Period.

“Series F Reset Period” means the period from and including the Series F First Call Date to, but excluding, the next following Series F Reset Date and thereafter each period from and including each Series F Reset Date to, but excluding, the next following Series F Reset Date, until such time as all of the Outstanding Series F Preferred Units are redeemed in accordance with Section 5.22(b)(iv).

“Series F Senior Securities” means any class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks senior to the Series F Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series G Base Liquidation Preference” means a liquidation preference for each Series G Preferred Unit initially equal to $1,000.00 per Series G Preferred Unit.

“Series G Current Criteria” means the Equity Credit criteria of a Rating Agency for securities such as the Series G Preferred Units, as such criteria were in effect as of the Series G Original Issue Date.

“Series G Distribution Payment Date” means the 15th day of each May and November of each year; provided however, that if any Series G Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series G Distribution Payment Date shall instead be on the immediately succeeding Business Day.

“Series G Distribution Period” means a period of time from and including the preceding Series G Distribution Payment Date, to, but excluding, the next Series G Distribution Payment Date for such Series G Distribution Period.

“Series G Distribution Rate” means an initial distribution rate for the Series G Preferred Units from and including the date of original issue to, but excluding, the Series G First Call Date equal to 7.125% per annum of the $1,000.00 liquidation preference per Series G Preferred Unit (equal to $71.25 per Series G Preferred Unit per annum). On and after the Series G First Call Date, the distribution rate on the Series G Preferred Units for each Series G Reset Period will equal for each Series G Preferred Unit a percentage of the $1,000.00 liquidation preference for such Series G Preferred Unit equal to the Series G Five-year U.S. Treasury Rate as of the most recent Series G Reset Distribution Determination Date plus a spread of 5.306% per annum.

“Series G Distribution Record Date” has the meaning given such term in Section 5.23(b)(ii)(B).

“Series G Distributions” means distributions with respect to Series G Preferred Units pursuant to Section 5.23(b)(ii).

“Series G First Call Date” means May 15, 2030.

“Series G Five-year U.S. Treasury Rate” means, as of any Series G Reset Distribution Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Series G Reset Date and trading in the public securities markets or (ii) if the H.15(519) is not published during the week preceding the Series G Reset Distribution Determination Date, or does not contain such yields, then the rate will be determined by interpolation between the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Series G Reset Date following the next succeeding Series G Reset Distribution Determination Date, and (B) the other maturity as close as possible to, but later than, the Series G Reset Date following the next succeeding Series G Reset Distribution Determination Date, in each case as published in the most recent H.15(519) under the caption “Treasury Constant Maturities” as the yield on actively traded U.S. Treasury securities adjusted to constant maturity. If the Series G Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Series G Five-year U.S. Treasury Rate will be the same interest rate determined for the immediately preceding Series G Reset Distribution Determination Date, or if this sentence is applicable with respect to the first Series G Reset Distribution Determination Date, 7.125%.

“Series G Holder” means a Record Holder of Series G Preferred Units.

“Series G Junior Securities” means any class or series of Partnership Securities that, with respect to distributions on such Partnership Securities and distributions upon liquidation of the Partnership, ranks junior to the Series G Preferred Units, including but not limited to Common Units, Class A Units, Class B Unit and the General Partner Interest, but excluding any Series G Parity Securities and Series G Senior Securities.

“Series G Liquidation Preference” means a liquidation preference for each Series G Preferred Unit initially equal to $1,000.00 per Series G Preferred Unit (subject to adjustment for any splits, combinations or similar adjustments to the Series G Preferred Units), which liquidation preference shall be subject to increase by the per Series G Preferred Unit amount of any accumulated and unpaid Series G Distributions (whether or not such distributions shall have been declared).

“Series G Original Issue Date” means January 22, 2020.

“Series G Parity Securities” means the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units and any other class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks on parity with the Series G Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Series G Preferred Units” has the meaning given such term in Section 5.23(a).

“Series G Rating Event” means a change by any Rating Agency to the Series G Current Criteria, which change results in (a) any shortening of the length of time for which the Series G Current Criteria are scheduled to be in effect with respect to the Series G Preferred Units or (b) a lower Equity Credit being given to the Series G Preferred Units than the Equity Credit that would have been assigned to the Series G Preferred Units by such Rating Agency pursuant to its Series G Current Criteria.

“Series G Redemption Date” has the meaning given such term in Section 5.23(b)(iv)(A).

“Series G Redemption Notice” has the meaning given such term in Section 5.23(b)(iv)(B).

“Series G Redemption Price” has the meaning given such term in Section 5.23(b)(iv)(A).

“Series G Reset Date” means the Series G First Call Date and each date falling on the fifth anniversary of the preceding Series G Reset Date.

“Series G Reset Distribution Determination Date” means, in respect of any Series G Reset Period, the day falling two Business Days prior to the beginning of such Series G Reset Period.

“Series G Reset Period” means the period from and including the Series G First Call Date to, but excluding, the next following Series G Reset Date and thereafter each period from and including each Series G Reset Date to, but excluding, the next following Series G Reset Date, until such time as all of the Outstanding Series G Preferred Units are redeemed in accordance with Section 5.23(b)(iv).

“Series G Senior Securities” means any class or series of Partnership Interests established after the date hereof by the General Partner, the terms of which class or series expressly provide that it ranks senior to the Series G Preferred Units as to distributions and amounts payable upon a dissolution or liquidation pursuant to Article XII.

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity. The Transfer Agent for the Series A Preferred Units, the Series B Preferred Units, the Series C Preferred Units, the Series D Preferred Units, the Series E Preferred Units, the Series F Preferred Units and the Series G Preferred Units shall be American Stock Transfer & Trust Company, LLC, and its successors and assigns, or any other transfer agent and registrar appointed by the General Partner for the Series A Preferred Units, the Series B Preferred Units, the Series C Preferred Units, the Series D Preferred Units, the Series E Preferred Units, the Series F Preferred Units or the Series G Preferred Units, as applicable.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units, Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and Class B Units, but shall not include the General Partner Units (or the General Partner Interest represented thereby) or Class A Units.

“Unit Majority” means at least a majority of the Outstanding Units (excluding the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and Class B Units in respect of matters in which the holders of the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and Class B Units are not entitled to a vote), voting together as a single class.

(b) Section 5.6(a) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 5.6 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.6(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest (provided that the Capital Account of a Series A Holder, a Series B Holder, a Series C Holder, a Series D Holder, a Series E Holder, a Series F Holder or a Series G Holder shall not be reduced by any Series A Distributions, Series B Distributions, Series C Distributions, Series D Distributions, Series E Distributions, Series F Distributions or Series G Distributions it receives) and (y) all items of Partnership deduction and loss computed in accordance with Section 5.6(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1. The Capital Account balance with respect to each Common Unit as of the Effective Date was the Closing Price of the Common Units on the Effective Date. The initial Capital Account Balance in respect of each Series A Preferred Unit on the date hereof is the Series A Liquidation Preference on such date. The initial Capital Account Balance in respect of each Series B Preferred Unit on the date hereof is the Series B Liquidation Preference on such date. The initial Capital Account Balance in respect of each Series C Preferred Unit on the date hereof is the Series C Liquidation Preference on such date. The initial Capital Account Balance in respect of each Series D Preferred Unit on the date hereof is the Series D Liquidation Preference on such date. The initial Capital Account Balance in respect of each Series E Preferred Unit on the date hereof is the Series E Liquidation Preference on such date. The initial Capital Account Balance in respect of each Series F Preferred Unit on the date hereof is the Series F Liquidation Preference on such date. The initial Capital Account Balance in respect of each Series G Preferred Unit on the date hereof is the Series G Liquidation Preference on such date. The initial Capital Account Balance in respect of each Class B Unit on the date hereof is the Class B Unit Price on such date.

(c) Article V of the Partnership Agreement is hereby amended by deleting Section 5.13 in its entirety and replacing with “[Reserved]” and adding a new Section 5.17, Section 5.18, Section 5.19, Section 5.20, Section 5.21, Section 5.22, Section 5.23 and Section 5.24 at the end thereof as follows:

“Section 5.17 Establishment of Series A Preferred Units.

(a) General. The Partnership hereby designates and creates a class of Partnership Securities to be designated as “6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” (the “Series A Preferred Units”), having the preferences, rights, powers, and duties set forth herein, including this Section 5.17. Each Series A Preferred Unit shall be identical in all respects to every other Series A Preferred Unit, except as to the respective dates from which the Series A Liquidation Preference shall increase or from which Series A Distributions may begin accruing, to the extent such dates may differ. The Series A Preferred Units represent perpetual equity interests in the Partnership and shall not give rise to a claim by the Partnership or a Series A Holder for conversion or, except as set forth in Section 5.17(b)(iv), redemption thereof at a particular date.

(b) Rights of Series A Preferred Units. The Series A Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Series A Preferred Units.

(A) The authorized number of Series A Preferred Units shall be unlimited. Series A Preferred Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

(B) The Series A Preferred Units shall be represented by one or more global Certificates registered in the name of the Depositary or its nominee, and no Series A Holder shall be entitled to receive a definitive Certificate evidencing its Series A Preferred Units, unless (1) requested by a Series A Holder and consented to by the General Partner in its sole discretion, (2) otherwise required by law or (3) the Depositary gives notice of its intention to resign or is no longer eligible to act as such with respect to the Series A Preferred Units and the General Partner shall have not selected a substitute Depositary within 60 calendar days thereafter. So long as the Depositary shall have been appointed and is serving with respect to the Series A Preferred Units, payments and communications made by the Partnership to Series A Holders shall be made by making payments to, and communicating with, the Depositary.

(ii) Distributions.

(A) Distributions on each Outstanding Series A Preferred Unit shall be cumulative and shall accumulate at the applicable Series A Distribution Rate from and including [ ● ], 2021 (or, for any subsequently issued and newly Outstanding Series A Preferred Units, from and including the Series A Distribution Payment Date immediately preceding the issue date of such Series A Preferred Units) until such time as the Partnership pays the Series A Distribution or redeems such Series A Preferred Unit in accordance with Section 5.17(b)(iv), whether or not such Series A Distributions shall have been declared. Series A Holders shall be entitled to receive Series A Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series A Distribution Rate per Series A Preferred Unit when, as, and, if declared by the General Partner. Series A Distributions, to the extent declared by the General Partner to be paid by the Partnership in accordance with this Section 5.17(b)(ii), shall be paid, in Arrears, on each Series A Distribution Payment Date. Series A Distributions shall accumulate in each Series A Distribution Period from and including the preceding Series A Distribution Payment Date (other than the initial Series A Distribution Period, which shall commence on and include [ ● ], 2021), to, but excluding, the next Series A Distribution Payment Date for such Series A Distribution Period; provided that distributions shall accrue on accumulated but unpaid Series A Distributions at the Series A Distribution Rate. If any Series A Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series A Distributions shall be paid on the immediately succeeding Business Day without the accumulation of additional distributions. During the Series A Fixed Rate Period, Series A Distributions shall be payable based on a 360-day year consisting of twelve 30 day months. During the Series A Floating Rate Period, Series A Distributions shall be computed by multiplying the Series A Distribution Rate by a fraction, the numerator of which will be the actual number of days elapsed during that Series A Distribution Period (determined by including the first day of such Series A Distribution Period and excluding the last day, which is the Series A Distribution Payment Date), and the denominator of which will be 360, and by multiplying the result by the aggregate Series A Liquidation Preference of all Outstanding Series A Preferred Units. All Series A Distributions that are (1) accumulated and unpaid or (2) payable by the Partnership pursuant to this Section 5.17(b)(ii) shall be payable without regard to income of the Partnership and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code. The guaranteed payment with respect to any Series A Distribution Period shall be for the account of the holders of Series A Preferred Units as of the applicable Series A Distribution Record Date.

(B) Not later than 5:00 p.m., New York City time, on each Series A Distribution Payment Date, the Partnership shall pay those Series A Distributions, if any, that shall have been declared by the General Partner to Series A Holders on the Record Date for the applicable Series A Distribution. The Record Date (the “Series A Distribution Record Date”) for the payment of any Series A Distributions shall be as of the close of business on the first Business Day of the month of the applicable Series A Distribution Payment Date, except that in the case of payments of

Series A Distributions in Arrears, the Series A Distribution Record Date with respect to a Series A Distribution Payment Date shall be such date as may be designated by the General Partner in accordance with this Section 5.17. So long as any Series A Preferred Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Series A Junior Securities (other than a distribution payable solely in Series A Junior Securities) unless full cumulative Series A Distributions have been or contemporaneously are being paid or set apart for payment on all Outstanding Series A Preferred Units (and distributions on any other Series A Parity Securities) through the most recent respective Series A Distribution Payment Date (and distribution payment date with respect to such Series A Parity Securities, if any); provided, however, notwithstanding anything to the contrary in this Section 5.17(b)(ii)(B), if a distribution period with respect to a class of Series A Junior Securities or Series A Parity Securities is shorter than the Series A Distribution Period, the General Partner may declare and pay regular distributions with respect to such Series A Junior Securities or Series A Parity Securities, so long as, at the time of declaration of such distribution, (1) there are no Series A Distributions in Arrears, and (2) the General Partner expects to have sufficient funds to pay the full distribution in respect of the Series A Preferred Units on the next successive Series A Distribution Payment Date. Accumulated Series A Distributions in Arrears for any past Series A Distribution Period may be declared by the General Partner and paid on any date fixed by the General Partner, whether or not a Series A Distribution Payment Date, to Series A Holders on the Record Date for such payment, which may not be less than 10 days before such payment date. Subject to the next succeeding sentence, if all accumulated Series A Distributions in Arrears on all Outstanding Series A Preferred Units and all accumulated distributions in arrears on any Series A Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in Arrears on the Series A Preferred Units and accumulated distributions in arrears on any such Series A Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series A Preferred Units and any other Series A Parity Securities are paid, any partial payment shall be made Pro Rata with respect to the Series A Preferred Units and any such other Series A Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series A Preferred Units and such other Series A Parity Securities at such time. Subject to Section 12.4 and Section 5.17(b)(v), Series A Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Securities, in excess of full cumulative Series A Distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid Series A Distributions as described in Section 5.17(b)(ii)(A), no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series A Preferred Units. So long as the Series A Preferred Units are held of record by the Depositary or its nominee, declared Series A Distributions shall be paid to the Depositary in same-day funds on each Series A Distribution Payment Date or other distribution payment date in the case of payments for Series A Distributions in Arrears.

(C) The Series A Distribution Rate for each Series A Distribution Period in the Series A Floating Rate Period will be determined by the Calculation Agent using Three-Month LIBOR as in effect on the Distribution Determination Date for such Series A Distribution Period. The Calculation Agent then will add the spread of 4.028% per annum to Three-Month LIBOR as determined on the applicable Distribution Determination Date.

Notwithstanding the foregoing:

(A) If the Calculation Agent determines on the relevant Distribution Determination Date that the LIBOR base rate has been discontinued, then the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate; and

(B) If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the Distribution Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate.

(C) Unless otherwise determined by the General Partner, Series A Distributions shall be deemed to have been paid out of deductions from Available Cash with respect to the Quarter ended immediately preceding the Quarter in which the Series A Distribution is made.

(iii) Voting Rights.

(A) Notwithstanding anything to the contrary in this Agreement, the Series A Preferred Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Section 13.3(c), this Section 5.17(b)(iii) or as otherwise required by the Delaware Act.

(B) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series A Preferred Units, voting as a separate class, the General Partner shall not adopt any amendment to this Agreement that the General Partner determines would have a material adverse effect on the powers, preferences, duties, or special rights of the Series A Preferred Units; provided, however, that (i) subject to Section 5.17(b)(iii)(C), the issuance of additional Partnership Securities (and any amendment to this Agreement in connection therewith) shall not be deemed to constitute such a material adverse effect for purposes of this Section 5.17(b)(iii)(B) and (ii) for purposes of this Section 5.17(b)(iii)(B), no amendment of this Agreement in connection with a merger or other transaction in which the Series A Preferred Units remain Outstanding with the terms thereof materially unchanged in any respect adverse to the Series A Holders (as determined by the General Partner) shall be deemed to materially and adversely affect the powers, preferences, duties, or special rights of the Series A Preferred Units.

(C) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series A Preferred Units, voting as a class together with holders of any other Series A Parity Securities upon which like voting rights have been conferred and are exercisable, the Partnership shall not (x) create or issue any Series A Parity Securities (including any additional Series A Preferred Units) if the cumulative distributions payable on Outstanding Series A Preferred Units (or any Series A Parity Securities, if the holders of such Series A Parity Securities vote as a class together with the Series A Holders pursuant to this Section 5.17(b)(iii)(C)) are in Arrears or (y) create or issue any Series A Senior Securities.

(D) For any matter described in this Section 5.17(b)(iii) in which the Series A Holders are entitled to vote as a class (whether separately or together with the holders of any Series A Parity Securities), such Series A Holders shall be entitled to one vote per Series A Preferred Unit. Any Series A Preferred Units held by the Partnership or any of its Subsidiaries or their controlled Affiliates shall not be entitled to vote.

(E) Notwithstanding Section 5.17(b)(iii)(B) and 5.17(b)(iii)(C), no vote of the Series A Holders shall be required if, at or prior to the time when such action is to take effect, provision is made for the redemption of all Series A Preferred Units at the time Outstanding.

(iv) Optional Redemption; Series A Rating Event.

(A) The Partnership shall have the right (1) at any time, and from time to time, on or after February 15, 2023 or (2) at any time within 120 days after the conclusion of any review or appeal process instituted by the Partnership following the occurrence of a Series A Rating Event, in each case, to redeem the Series A Preferred Units, which redemption may be in whole or in part (except with respect to a redemption pursuant to clause (2) of this Section 5.17(b)(iv)(A) which shall be in whole but not in part), using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the General Partner (the “Series A Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series A Preferred Unit to be redeemed equal to 100% (in the case of a redemption described in clause (1) of this Section 5.17(b)(iv)(A)), or 102% (in the case of a redemption described in clause (2) of this Section 5.17(b)(iv)(A)), of the Series A Liquidation Preference for such Series A Preferred Unit on such Series A Redemption Date plus an amount equal to all unpaid Series A Distributions thereon from the date of issuance to, but excluding, the Series A Redemption Date (whether or not such distributions shall have been declared) (the “Series A Redemption Price”). So long as the Series A Preferred Units to be redeemed are held of record by the Depositary or the nominee of the Depositary, the Series A Redemption Price shall be paid by the Paying Agent to the Depositary on the Series A Redemption Date.

(B) The Partnership shall give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled Series A Redemption Date to the Series A Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series A Preferred Units to be redeemed as such Series A Holders’ names appear on the books of the Transfer Agent and at the address of such Series A Holders shown therein. Such notice (the “Series A Redemption Notice”) shall state, as applicable: (1) the Series A Redemption Date, (2) the number of Series A Preferred Units to be redeemed and, if less than all Outstanding Series A Preferred Units are to be redeemed, the number (and in the case of Series A Preferred Units in certificated form, the identification) of Series A Preferred Units to be redeemed from such Series A Holder, (3) the Series A Redemption Price, (4) the place where any Series A Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the Series A Redemption Price therefor (which shall occur automatically if the Certificate representing such Series A Preferred Units is issued in the name of the Depositary or its nominee), and (5) that distributions on the Series A Preferred Units to be redeemed shall cease to accumulate from and after such Series A Redemption Date.

(C) If the Partnership elects to redeem less than all of the Outstanding Series A Preferred Units, the number of Series A Preferred Units to be redeemed shall be determined by the General Partner, and such Series A Preferred Units shall be redeemed by such method of selection as the Depositary shall determine, either Pro Rata or by lot, with adjustments to avoid redemption of fractional Series A Preferred Units. The aggregate Series A Redemption Price for any such partial redemption of the Outstanding Series A Preferred Units shall be allocated correspondingly among the redeemed Series A Preferred Units. The Series A Preferred Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 5.17.

(D) If the Partnership gives or causes to be given a Series A Redemption Notice, the Partnership shall deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Units as to which such Series A Redemption Notice shall have been given, no later than 10:00 a.m. New York City time on the Series A Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series A Redemption Price to each Series A Holder whose Series A Preferred Units are to be redeemed upon surrender or deemed surrender (which shall occur automatically if the Certificate representing such Series A Preferred Units is issued in the name of the Depositary or its nominee) of the Certificates therefor as set forth in the Series A Redemption Notice. If a Series A Redemption Notice shall have been given, from and after the Series A Redemption Date, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series A Redemption Notice, all Series A Distributions on such Series A Preferred Units to be redeemed shall cease to accumulate and all rights of holders of such Series A Preferred Units as Limited

Partners with respect to such Series A Preferred Units to be redeemed shall cease, except the right to receive the Series A Redemption Price, and such Series A Preferred Units shall not thereafter be transferred on the books of the Transfer Agent or be deemed to be Outstanding for any purpose whatsoever. The Series A Holders shall have no claim to the interest income, if any, earned on funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including redemption of Series A Preferred Units, that remain unclaimed or unpaid after one year after the applicable Series A Redemption Date or other payment date, as applicable, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment the Series A Holders entitled to such redemption or other payment shall have recourse only to the Partnership.

Notwithstanding any Series A Redemption Notice, there shall be no redemption of any Series A Preferred Units called for redemption until funds sufficient to pay the full Series A Redemption Price of such Series A Preferred Units shall have been deposited by the Partnership with the Paying Agent.

(E) Any Series A Preferred Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series A Preferred Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Paying Agent (which shall occur automatically if the Certificate representing such Series A Preferred Units is registered in the name of the Depositary or its nominee), the Partnership shall issue and the Paying Agent shall deliver to the Series A Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Units represented by the surrendered Certificate that have not been called for redemption.

(F) Notwithstanding anything to the contrary in this Section 5.17, in the event that full cumulative distributions on the Series A Preferred Units and any Series A Parity Securities shall not have been paid or declared and set aside for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Units or Series A Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all Series A Holders and holders of any Series A Parity Securities. Subject to Section 4.9, so long as any Series A Preferred Units are Outstanding, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Common Units or any other Series A Junior Securities unless full cumulative distributions on the Series A Preferred Units and any Series A Parity Securities for all prior and the then-ending Series A Distribution Periods, with respect to the Series A Preferred Units, and all prior and then ending distribution periods, with respect to any such Series A Parity Securities, shall have been paid or declared and set aside for payment.

(v) Liquidation Rights. In the event of the dissolution and winding up of the Partnership under Section 12.4 or a sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, either voluntary or involuntary, the Record Holders of the Series A Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to the Partners or any Assignees, prior and in preference to any distribution of any assets of the Partnership to the Record Holders of any other class or series of Partnership Interests (other than Series A Senior Securities or Series A Parity Securities), (A) first, any accumulated and unpaid distributions on the Series A Preferred Units (regardless of whether previously declared) and (B) then, any positive value in each such holder’s Capital Account in respect of such Series A Preferred Units. If in the year of such dissolution and winding up, or sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, any such Record Holder’s Capital Account in respect of such Series A Preferred Units is less than the aggregate Series A Base Liquidation Preference of such Series A Preferred Units, then, notwithstanding anything to the contrary contained in this Agreement, and prior to any other allocation pursuant to this Agreement for such year and any distribution pursuant to the preceding sentence (other than any allocations or distributions made with respect to any other Series A Parity Securities upon which like allocation and distribution rights have been conferred), items of gross income and gain shall be allocated to all Unitholders then holding Series A Preferred Units, Pro Rata, until the Capital Account in respect of each Outstanding Series A Preferred Unit is equal to the Series A Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event that like allocation rights have been conferred upon other Series A Parity Securities (including pursuant to Sections 5.18(b)(v), 5.19(b)(v), 5.20(b)(v), 5.21(b)(v), 5.22(b)(v) and 5.23(b)(v)), then items of gross income and gain shall be allocated to all Unitholders then holding Series A Preferred Units and such Series A Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series A Preferred Unit and such Series A Parity Security is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). If in the year of such dissolution and winding up any such Record Holder’s Capital Account in respect of such Series A Preferred Units is less than the aggregate Series A Base Liquidation Preference of such Series A Preferred Units after the application of the preceding sentence, then to the extent permitted by applicable law, but otherwise notwithstanding anything to the contrary contained in this Agreement, items of gross income and gain for any preceding taxable year(s) with respect to which IRS Form 1065 Schedules K-1 have not been filed by the Partnership shall be reallocated to all Unitholders then holding Series A Preferred Units, Pro Rata, until the Capital Account in respect of each such Outstanding Series A Preferred Unit after making allocations pursuant to this and the immediately preceding sentence is equal to the Series A Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event like allocation rights have been conferred upon other Series A Parity Securities (including pursuant to Sections 5.18(b)(v), 5.19(b)(v), 5.20(b)(v), 5.21(b)(v), 5.22(b)(v) and 5.23(b)(v)), then any such items of gross income and gain shall be reallocated to all Unitholders then holding Series A Preferred Units and such Series A Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series A Preferred Unit and such Series A Parity Security after making allocations pursuant to this and the immediately preceding sentence is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). After such allocations have been made to the Outstanding Series A Preferred Units, and any Series A Parity Securities, as applicable, any remaining Net Termination Gain or Net Termination Loss shall be allocated to the Partners pursuant to Section 6.1(c) or Section 6.1(d), as the case may be. At the time of the dissolution of the Partnership, subject to Section 17-804 of the Delaware Act, the Record Holders of the Series A Preferred Units shall become entitled to receive any distributions in respect of the Series A Preferred Units that are accrued and unpaid as of the date of such distribution, and shall have the status of, and shall be entitled to all remedies available to, a creditor of the Partnership, and such entitlement of the Record Holders of the Series A Preferred Units to such accrued and unpaid distributions shall have priority over any entitlement of any other Partners or Assignees (other than holders of any Series A Senior Securities or Series A Parity Securities) with respect to any distributions by the Partnership to such other Partners or Assignees; provided, however, that the General Partner, as such, will have no liability for any obligations with respect to such distributions to any Record Holder(s) of Series A Preferred Units.

(vi) Rank. The Series A Preferred Units shall each be deemed to rank as to distributions on such Partnership Securities and distributions upon liquidation of the Partnership:

(A) senior to any Series A Junior Securities;

(B) on a parity with any Series A Parity Securities;

(C) junior to any Series A Senior Securities; and

(D) junior to all existing and future indebtedness of the Partnership and other liabilities with respect to assets available to satisfy claims against the Partnership.

(vii) No Sinking Fund. The Series A Preferred Units shall not have the benefit of any sinking fund.

(viii) Record Holders. To the fullest extent permitted by applicable law, the General Partner, the Partnership, the Transfer Agent, and the Paying Agent may deem and treat any Series A Holder as the true, lawful, and absolute owner of the applicable Series A Preferred Units for all purposes, and none of the General Partner, the Partnership, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which the Series A Preferred Units may be listed or admitted to trading, if any.

(ix) Other Rights; Fiduciary Duties. The Series A Preferred Units and the Series A Holders shall not have any designations, preferences, rights, powers or duties, other than as set forth in this Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the General Partner nor any other Indemnitee shall owe any duties, including fiduciary duties, or have any liabilities to Series A Holders, other than the implied contractual covenant of good faith and fair dealing.

“Section 5.18 Establishment of Series B Preferred Units.

(a) General. The Partnership hereby designates and creates a class of Partnership Securities to be designated as “6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” (the “Series B Preferred Units”), having the preferences, rights, powers, and duties set forth herein, including this Section 5.18. Each Series B Preferred Unit shall be identical in all respects to every other Series B Preferred Unit, except as to the respective dates from which the Series B Liquidation Preference shall increase or from which Series B Distributions may begin accruing, to the extent such dates may differ. The Series B Preferred Units represent perpetual equity interests in the Partnership and shall not give rise to a claim by the Partnership or a Series B Holder for conversion or, except as set forth in Section 5.18(b)(iv), redemption thereof at a particular date.

(b) Rights of Series B Preferred Units. The Series B Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Series B Preferred Units.

(A) The authorized number of Series B Preferred Units shall be unlimited. Series B Preferred Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

(B) The Series B Preferred Units shall be represented by one or more global Certificates registered in the name of the Depositary or its nominee, and no Series B Holder shall be entitled to receive a definitive Certificate evidencing its Series B Preferred Units, unless (1) requested by a Series B Holder and consented to by the General Partner in its sole discretion, (2) otherwise required by law or (3) the Depositary gives notice of its intention to resign or is no longer eligible to act as such with respect to the Series B Preferred Units and the General Partner shall have not selected a substitute Depositary within 60 calendar days thereafter. So long as the Depositary shall have been appointed and is serving with respect to the Series B Preferred Units, payments and communications made by the Partnership to Series B Holders shall be made by making payments to, and communicating with, the Depositary.

(ii) Distributions.

(A) Distributions on each Outstanding Series B Preferred Unit shall be cumulative and shall accumulate at the applicable Series B Distribution Rate from and including [ ● ], 2021 (or, for any subsequently issued and newly Outstanding Series B Preferred Units, from and including the Series B Distribution Payment Date immediately preceding the issue date of such Series B Preferred Units) until such time as the Partnership pays the Series B Distribution or redeems such Series B Preferred Unit in accordance with Section 5.18(b)(iv), whether or not such Series B Distributions shall have been declared. Series B Holders shall be entitled to receive Series B

Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series B Distribution Rate per Series B Preferred Unit when, as, and, if declared by the General Partner. Series B Distributions, to the extent declared by the General Partner to be paid by the Partnership in accordance with this Section 5.18(b)(ii), shall be paid, in Arrears, on each Series B Distribution Payment Date. Series B Distributions shall accumulate in each Series B Distribution Period from and including the preceding Series B Distribution Payment Date (other than the initial Series B Distribution Period, which shall commence on and include [ ● ], 2021), to, but excluding, the next Series B Distribution Payment Date for such Series B Distribution Period; provided that distributions shall accrue on accumulated but unpaid Series B Distributions at the Series B Distribution Rate. If any Series B Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series B Distributions shall be paid on the immediately succeeding Business Day without the accumulation of additional distributions. During the Series B Fixed Rate Period, Series B Distributions shall be payable based on a 360-day year consisting of twelve 30 day months. During the Series B Floating Rate Period, Series B Distributions shall be computed by multiplying the Series B Distribution Rate by a fraction, the numerator of which will be the actual number of days elapsed during that Series B Distribution Period (determined by including the first day of such Series B Distribution Period and excluding the last day, which is the Series B Distribution Payment Date), and the denominator of which will be 360, and by multiplying the result by the aggregate Series B Liquidation Preference of all Outstanding Series B Preferred Units. All Series B Distributions that are (1) accumulated and unpaid or (2) payable by the Partnership pursuant to this Section 5.18(b)(ii) shall be payable without regard to income of the Partnership and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code. The guaranteed payment with respect to any Series B Distribution Period shall be for the account of the holders of Series B Preferred Units as of the applicable Series B Distribution Record Date.

(B) Not later than 5:00 p.m., New York City time, on each Series B Distribution Payment Date, the Partnership shall pay those Series B Distributions, if any, that shall have been declared by the General Partner to Series B Holders on the Record Date for the applicable Series B Distribution. The Record Date (the “Series B Distribution Record Date”) for the payment of any Series B Distributions shall be as of the close of business on the first Business Day of the month of the applicable Series B Distribution Payment Date, except that in the case of payments of Series B Distributions in Arrears, the Series B Distribution Record Date with respect to a Series B Distribution Payment Date shall be such date as may be designated by the General Partner in accordance with this Section 5.18. So long as any Series B Preferred Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Series B Junior Securities (other than a distribution payable solely in Series B Junior Securities) unless full cumulative Series B Distributions have been or contemporaneously are being paid or set apart for payment on all Outstanding Series B Preferred Units (and distributions on any other Series B Parity Securities) through the most recent respective Series B Distribution Payment Date (and distribution payment date with respect to such Series B Parity Securities, if any); provided, however, notwithstanding anything to the contrary in this Section 5.18(b)(ii)(B), if a distribution period with respect to a class of Series B Junior Securities or Series B Parity Securities is shorter than the Series B Distribution Period, the General Partner may declare and pay regular distributions with respect to such Series B Junior Securities or Series B Parity Securities, so long as, at the time of declaration of such distribution, (i) there are no Series B Distributions in Arrears, and (ii) the General Partner expects to have sufficient funds to pay the full distribution in respect of the Series B Preferred Units on the next successive Series B Distribution Payment Date. Accumulated Series B Distributions in Arrears for any past Series B Distribution Period may be declared by the General Partner and paid on any date fixed by the General Partner, whether or not a Series B Distribution Payment Date, to Series B Holders on the Record Date for such payment, which may not be less than 10 days before such payment date. Subject to the next succeeding sentence, if all accumulated Series B Distributions in Arrears on all Outstanding Series B Preferred Units and all accumulated distributions in arrears on any Series B Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in Arrears on the Series B Preferred Units and accumulated distributions in arrears on any such Series B Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series B Preferred Units and any other Series B Parity Securities are paid, any partial payment shall be made Pro Rata with respect to the Series B Preferred Units and any such other Series B Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series B Preferred Units and such other Series B Parity Securities at such time. Subject to Section 12.4 and Section 5.18(b)(v), Series B Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Securities, in excess of full cumulative Series B Distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid Series B Distributions as described in Section 5.18(b)(ii)(A), no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series B Preferred Units. So long as the Series B Preferred Units are held of record by the Depositary or its nominee, declared Series B Distributions shall be paid to the Depositary in same-day funds on each Series B Distribution Payment Date or other distribution payment date in the case of payments for Series B Distributions in Arrears.

(C) The Series B Distribution Rate for each Series B Distribution Period in the Series B Floating Rate Period will be determined by the Calculation Agent using Three-Month LIBOR as in effect on the Distribution Determination Date for such Series B Distribution Period. The Calculation Agent then will add the spread of 4.155% per annum to Three-Month LIBOR as determined on the applicable Distribution Determination Date.

Notwithstanding the foregoing:

(A) If the Calculation Agent determines on the relevant Distribution Determination Date that the LIBOR base rate has been discontinued, then the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate; and

(B) If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the Distribution Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate.

(C) Unless otherwise determined by the General Partner, Series B Distributions shall be deemed to have been paid out of deductions from Available Cash with respect to the Quarter ended immediately preceding the Quarter in which the Series B Distribution is made.

(iii) Voting Rights.

(A) Notwithstanding anything to the contrary in this Agreement, the Series B Preferred Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Section 13.3(c), this Section 5.18(b)(iii) or as otherwise required by the Delaware Act.

(B) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series B Preferred Units, voting as a separate class, the General Partner shall not adopt any amendment to this Agreement that the General Partner determines would have a material adverse effect on the powers, preferences, duties, or special rights of the Series B Preferred Units; provided, however, that (1) subject to Section 5.18(b)(iii)(C), the issuance of additional Partnership Securities (and any amendment to this Agreement in connection therewith) shall not be deemed to constitute such a material adverse effect for purposes of this Section 5.18(b)(iii)(B) and

(2) for purposes of this Section 5.18(b)(iii)(B), no amendment of this Agreement in connection with a merger or other transaction in which the Series B Preferred Units remain Outstanding with the terms thereof materially unchanged in any respect adverse to the Series B Holders (as determined by the General Partner) shall be deemed to materially and adversely affect the powers, preferences, duties, or special rights of the Series B Preferred Units.

(C) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series B Preferred Units, voting as a class together with holders of any other Series B Parity Securities upon which like voting rights have been conferred and are exercisable, the Partnership shall not (x) create or issue any Series B Parity Securities (including any additional Series B Preferred Units) if the cumulative distributions payable on Outstanding Series B Preferred Units (or any Series B Parity Securities, if the holders of such Series B Parity Securities vote as a class together with the Series B Holders pursuant to this Section 5.18(b)(iii)(C)) are in Arrears or (y) create or issue any Series B Senior Securities.

(D) For any matter described in this Section 5.18(b)(iii) in which the Series B Holders are entitled to vote as a class (whether separately or together with the holders of any Series B Parity Securities), such Series B Holders shall be entitled to one vote per Series B Preferred Unit. Any Series B Preferred Units held by the Partnership or any of its Subsidiaries or their controlled Affiliates shall not be entitled to vote.

(E) Notwithstanding Section 5.18(b)(iii)(B) and Section 5.18(b)(iii)(C), no vote of the Series B Holders shall be required if, at or prior to the time when such action is to take effect, provision is made for the redemption of all Series B Preferred Units at the time Outstanding.

(iv) Optional Redemption; Series B Rating Event.

(A) The Partnership shall have the right (1) at any time, and from time to time, on or after February 15, 2028 or (2) at any time within 120 days after the conclusion of any review or appeal process instituted by the Partnership following the occurrence of a Series B Rating Event, in each case, to redeem the Series B Preferred Units, which redemption may be in whole or in part (except with respect to a redemption pursuant to clause (2) of this Section 5.18(b)(iv)(A) which shall be in whole but not in part), using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the General Partner (the “Series B Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series B Preferred Unit to be redeemed equal to 100% (in the case of a redemption described in clause (1) of this Section 5.18(b)(iv)(A)), or 102% (in the case of a redemption described in clause (2) of this Section 5.18(b)(iv)(A)), of the Series B Liquidation Preference for such Series B Preferred Unit on such Series B Redemption Date plus an amount equal to all unpaid Series B Distributions thereon from the date of issuance to, but excluding, the Series B Redemption Date (whether or not such distributions shall have been declared) (the “Series B Redemption Price”). So long as the Series B Preferred Units to be redeemed are held of record by the Depositary or the nominee of the Depositary, the Series B Redemption Price shall be paid by the Paying Agent to the Depositary on the Series B Redemption Date.

(B) The Partnership shall give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled Series B Redemption Date to the Series B Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series B Preferred Units to be redeemed as such Series B Holders’ names appear on the books of the Transfer Agent and at the address of such Series B

Holders shown therein. Such notice (the “Series B Redemption Notice”) shall state, as applicable: (1) the Series B Redemption Date, (2) the number of Series B Preferred Units to be redeemed and, if less than all Outstanding Series B Preferred Units are to be redeemed, the number (and in the case of Series B Preferred Units in certificated form, the identification) of Series B Preferred Units to be redeemed from such Series B Holder, (3) the Series B Redemption Price, (4) the place where any Series B Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the Series B Redemption Price therefor (which shall occur automatically if the Certificate representing such Series B Preferred Units is issued in the name of the Depositary or its nominee), and (5) that distributions on the Series B Preferred Units to be redeemed shall cease to accumulate from and after such Series B Redemption Date.

(C) If the Partnership elects to redeem less than all of the Outstanding Series B Preferred Units, the number of Series B Preferred Units to be redeemed shall be determined by the General Partner, and such Series B Preferred Units shall be redeemed by such method of selection as the Depositary shall determine, either Pro Rata or by lot, with adjustments to avoid redemption of fractional Series B Preferred Units. The aggregate Series B Redemption Price for any such partial redemption of the Outstanding Series B Preferred Units shall be allocated correspondingly among the redeemed Series B Preferred Units. The Series B Preferred Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 5.18.

(D) If the Partnership gives or causes to be given a Series B Redemption Notice, the Partnership shall deposit with the Paying Agent funds sufficient to redeem the Series B Preferred Units as to which such Series B Redemption Notice shall have been given, no later than 10:00 a.m. New York City time on the Series B Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series B Redemption Price to each Series B Holder whose Series B Preferred Units are to be redeemed upon surrender or deemed surrender (which shall occur automatically if the Certificate representing such Series B Preferred Units is issued in the name of the Depositary or its nominee) of the Certificates therefor as set forth in the Series B Redemption Notice. If a Series B Redemption Notice shall have been given, from and after the Series B Redemption Date, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series B Redemption Notice, all Series B Distributions on such Series B Preferred Units to be redeemed shall cease to accumulate and all rights of holders of such Series B Preferred Units as Limited Partners with respect to such Series B Preferred Units to be redeemed shall cease, except the right to receive the Series B Redemption Price, and such Series B Preferred Units shall not thereafter be transferred on the books of the Transfer Agent or be deemed to be Outstanding for any purpose whatsoever. The Series B Holders shall have no claim to the interest income, if any, earned on funds deposited with the Paying Agent.

Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including redemption of Series B Preferred Units, that remain unclaimed or unpaid after one year after the applicable Series B Redemption Date or other payment date, as applicable, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment the Series B Holders entitled to such redemption or other payment shall have recourse only to the Partnership. Notwithstanding any Series B Redemption Notice, there shall be no redemption of any Series B Preferred Units called for redemption until funds sufficient to pay the full Series B Redemption Price of such Series B Preferred Units shall have been deposited by the Partnership with the Paying Agent.

(E) Any Series B Preferred Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series B Preferred Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Paying Agent (which shall occur automatically if the Certificate representing such Series B Preferred Units is registered in the name of the Depositary or its nominee), the Partnership shall issue and the Paying

Agent shall deliver to the Series B Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series B Preferred Units represented by the surrendered Certificate that have not been called for redemption.

(F) Notwithstanding anything to the contrary in this Section 5.18, in the event that full cumulative distributions on the Series B Preferred Units and any Series B Parity Securities shall not have been paid or declared and set aside for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series B Preferred Units or Series B Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all Series B Holders and holders of any Series B Parity Securities. Subject to Section 4.9, so long as any Series B Preferred Units are Outstanding, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Common Units or any other Series B Junior Securities unless full cumulative distributions on the Series B Preferred Units and any Series B Parity Securities for all prior and the then-ending Series B Distribution Periods, with respect to the Series B Preferred Units, and all prior and then ending distribution periods, with respect to any such Series B Parity Securities, shall have been paid or declared and set aside for payment.

(v) Liquidation Rights. In the event of the dissolution and winding up of the Partnership under Section 12.4 or a sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, either voluntary or involuntary, the Record Holders of the Series B Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to the Partners or any Assignees, prior and in preference to any distribution of any assets of the Partnership to the Record Holders of any other class or series of Partnership Interests (other than Series B Senior Securities or Series B Parity Securities), (A) first, any accumulated and unpaid distributions on the Series B Preferred Units (regardless of whether previously declared) and (B) then, any positive value in each such holder’s Capital Account in respect of such Series B Preferred Units. If in the year of such dissolution and winding up, or sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, any such Record Holder’s Capital Account in respect of such Series B Preferred Units is less than the aggregate Series B Base Liquidation Preference of such Series B Preferred Units, then, notwithstanding anything to the contrary contained in this Agreement, and prior to any other allocation pursuant to this Agreement for such year and any distribution pursuant to the preceding sentence (other than any allocations or distributions made with respect to any other Series B Parity Securities upon which like allocation and distribution rights have been conferred), items of gross income and gain shall be allocated to all Unitholders then holding Series B Preferred Units, Pro Rata, until the Capital Account in respect of each Outstanding Series B Preferred Unit is equal to the Series B Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event that like allocation rights have been conferred upon other Series B Parity Securities (including pursuant to Sections 5.17(b)(v), 5.19(b)(v), 5.20(b)(v), 5.21(b)(v), 5.22(b)(v) and 5.23(b)(v)), then items of gross income and gain shall be allocated to all Unitholders then holding Series B Preferred Units and such Series B Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series B Preferred Unit and such Series B Parity Security is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). If in the year of such dissolution and winding up any such Record Holder’s Capital Account in respect of such Series B Preferred Units is less than the aggregate Series B Base Liquidation Preference of such Series B Preferred Units after the application of the preceding sentence, then to the extent permitted by applicable law, but otherwise notwithstanding anything to the contrary contained in this Agreement, items of gross income and gain for any preceding taxable year(s) with respect to which IRS Form 1065 Schedules K-1 have not been filed by the Partnership shall be reallocated to all Unitholders then holding Series B Preferred Units, Pro Rata, until the Capital Account in respect of each such Outstanding Series B Preferred Unit after making allocations pursuant to this and the immediately preceding sentence is equal to the Series B Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event like allocation rights have been conferred upon other Series B Parity Securities (including pursuant to Sections 5.17(b)(v), 5.19(b)(v), 5.20(b)(v), 5.21(b)(v), 5.22(b)(v) and 5.23(b)(v)), then any such items of gross income and gain shall be reallocated to all Unitholders then holding Series B Preferred Units and such Series B Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series B Preferred Unit and such Series B Parity Security after making allocations pursuant to this and the immediately preceding sentence is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). After such allocations have been made to the Outstanding Series B Preferred Units, and any Series B Parity Securities, as applicable, any remaining Net Termination Gain or Net Termination Loss shall be allocated to the Partners pursuant to Section 6.1(c) or Section 6.1(d), as the case may be. At the time of the dissolution of the Partnership, subject to Section 17-804 of the Delaware Act, the Record Holders of the Series B Preferred Units shall become entitled to receive any distributions in respect of the Series B Preferred Units that are accrued and unpaid as of the date of such distribution, and shall have the status of, and shall be entitled to all remedies available to, a creditor of the Partnership, and such entitlement of the Record Holders of the Series B Preferred Units to such accrued and unpaid distributions shall have priority over any entitlement of any other Partners or Assignees (other than holders of any Series B Senior Securities or Series B Parity Securities) with respect to any distributions by the Partnership to such other Partners or Assignees; provided, however, that the General Partner, as such, will have no liability for any obligations with respect to such distributions to any Record Holder(s) of Series B Preferred Units.

(vi) Rank. The Series B Preferred Units shall each be deemed to rank as to distributions on such Partnership Securities and distributions upon liquidation of the Partnership:

(A) senior to any Series B Junior Securities;

(B) on a parity with any Series B Parity Securities;

(C) junior to any Series B Senior Securities; and

(D) junior to all existing and future indebtedness of the Partnership and other liabilities with respect to assets available to satisfy claims against the Partnership.

(vii) No Sinking Fund. The Series B Preferred Units shall not have the benefit of any sinking fund.

(viii) Record Holders. To the fullest extent permitted by applicable law, the General Partner, the Partnership, the Transfer Agent, and the Paying Agent may deem and treat any Series B Holder as the true, lawful, and absolute owner of the applicable Series B Preferred Units for all purposes, and none of the General Partner, the Partnership, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which the Series B Preferred Units may be listed or admitted to trading, if any.

(ix) Other Rights; Fiduciary Duties. The Series B Preferred Units and the Series B Holders shall not have any designations, preferences, rights, powers or duties, other than as set forth in this Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the General Partner nor any other Indemnitee shall owe any duties, including fiduciary duties, or have any liabilities to Series B Holders, other than the implied contractual covenant of good faith and fair dealing.

“Section 5.19 Establishment of Series C Preferred Units.

(a) General. The Partnership hereby designates and creates a class of Partnership Securities to be designated as “7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” (the “Series C Preferred Units”), having the preferences, rights, powers, and duties set forth herein, including this Section 5.19. Each Series C Preferred Unit shall be identical in all respects to every other

Series C Preferred Unit, except as to the respective dates from which the Series C Liquidation Preference shall increase or from which Series C Distributions may begin accruing, to the extent such dates may differ. The Series C Preferred Units represent perpetual equity interests in the Partnership and shall not give rise to a claim by the Partnership or a Series C Holder for conversion or, except as set forth in Section 5.19(b)(iv), redemption thereof at a particular date.

(b) Rights of Series C Preferred Units. The Series C Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Series C Preferred Units.

(A) The authorized number of Series C Preferred Units shall be unlimited. Series C Preferred Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

(B) The Series C Preferred Units shall be represented by one or more global Certificates registered in the name of the Depositary or its nominee, and no Series C Holder shall be entitled to receive a definitive Certificate evidencing its Series C Preferred Units, unless (1) requested by a Series C Holder and consented to by the General Partner in its sole discretion, (2) otherwise required by law or (3) the Depositary gives notice of its intention to resign or is no longer eligible to act as such with respect to the Series C Preferred Units and the General Partner shall have not selected a substitute Depositary within 60 calendar days thereafter. So long as the Depositary shall have been appointed and is serving with respect to the Series C Preferred Units, payments and communications made by the Partnership to Series C Holders shall be made by making payments to, and communicating with, the Depositary.

(ii) Distributions.

(A) Distributions on each Outstanding Series C Preferred Unit shall be cumulative and shall accumulate at the applicable Series C Distribution Rate from and including [ ● ], 2021 (or, for any subsequently issued and newly Outstanding Series C Preferred Units, from and including the Series C Distribution Payment Date immediately preceding the issue date of such Series C Preferred Units) until such time as the Partnership pays the Series C Distribution or redeems such Series C Preferred Unit in accordance with Section 5.19(b)(iv), whether or not such Series C Distributions shall have been declared. Series C Holders shall be entitled to receive Series C Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series C Distribution Rate per Series C Preferred Unit when, as, and, if declared by the General Partner. Series C Distributions, to the extent declared by the General Partner to be paid by the Partnership in accordance with this Section 5.19(b)(ii), shall be paid, in Arrears, on each Series C Distribution Payment Date. Series C Distributions shall accumulate in each Series C Distribution Period from and including the preceding Series C Distribution Payment Date (other than the initial Series C Distribution Period, which shall commence on and include [ ● ], 2021), to, but excluding, the next Series C Distribution Payment Date for such Series C Distribution Period; provided that distributions shall accrue on accumulated but unpaid Series C Distributions at the Series C Distribution Rate. If any Series C Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series C Distributions shall be paid on the immediately succeeding Business Day without the accumulation of additional distributions. During the Series C Fixed Rate Period, Series C Distributions shall be payable based on a 360-day year consisting of twelve 30 day months. During the Series C Floating Rate Period, Series C Distributions shall be computed by multiplying the Series C Distribution Rate by a fraction, the numerator of which will be the actual number of days elapsed during that Series C Distribution Period (determined by including the first day of such Series C Distribution Period and excluding the last day, which is the Series C Distribution Payment Date), and the denominator of which will be 360, and by multiplying the result by the aggregate Series C Liquidation Preference of all Outstanding Series C Preferred Units. All Series C Distributions that are (1) accumulated and unpaid or (2) payable by the Partnership pursuant to this Section 5.19(b)(ii) shall be payable without regard to income of the Partnership and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code. The guaranteed payment with respect to any Series C Distribution Period shall be for the account of the holders of Series C Preferred Units as of the applicable Series C Distribution Record Date.

(B) Not later than 5:00 p.m., New York City time, on each Series C Distribution Payment Date, the Partnership shall pay those Series C Distributions, if any, that shall have been declared by the General Partner to Series C Holders on the Record Date for the applicable Series C Distribution. The Record Date (the “Series C Distribution Record Date”) for the payment of any Series C Distributions shall be as of the close of business on the first Business Day of the month of the applicable Series C Distribution Payment Date, except that in the case of payments of Series C Distributions in Arrears, the Series C Distribution Record Date with respect to a Series C Distribution Payment Date shall be such date as may be designated by the General Partner in accordance with this Section 5.19. So long as any Series C Preferred Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Series C Junior Securities (other than a distribution payable solely in Series C Junior Securities) unless full cumulative Series C Distributions have been or contemporaneously are being paid or set apart for payment on all Outstanding Series C Preferred Units (and distributions on any other Series C Parity Securities) through the most recent respective Series C Distribution Payment Date (and distribution payment date with respect to such Series C Parity Securities, if any); provided, however, notwithstanding anything to the contrary in this Section 5.19(b)(ii)(B), if a distribution period with respect to a class of Series C Junior Securities or Series C Parity Securities is shorter than the Series C Distribution Period, the General Partner may declare and pay regular distributions with respect to such Series C Junior Securities or Series C Parity Securities, so long as, at the time of declaration of such distribution, (1) there are no Series C Distributions in Arrears, and (2) the General Partner expects to have sufficient funds to pay the full distribution in respect of the Series C Preferred Units on the next successive Series C Distribution Payment Date. Accumulated Series C Distributions in Arrears for any past Series C Distribution Period may be declared by the General Partner and paid on any date fixed by the General Partner, whether or not a Series C Distribution Payment Date, to Series C Holders on the Record Date for such payment, which may not be less than 10 days before such payment date. Subject to the next succeeding sentence, if all accumulated Series C Distributions in Arrears on all Outstanding Series C Preferred Units and all accumulated distributions in arrears on any Series C Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in Arrears on the Series C Preferred Units and accumulated distributions in arrears on any such Series C Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series C Preferred Units and any other Series C Parity Securities are paid, any partial payment shall be made Pro Rata with respect to the Series C Preferred Units and any such other Series C Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series C Preferred Units and such other Series C Parity Securities at such time. Subject to Section 12.4 and Section 5.19(b)(v), Series C Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Securities, in excess of full cumulative Series C Distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid Series C Distributions as described in Section 5.19(b)(ii)(A), no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series C Preferred Units. So long as the Series C Preferred Units are held of record by the Depositary or its nominee, declared Series C Distributions shall be paid to the Depositary in same-day funds on each Series C Distribution Payment Date or other distribution payment date in the case of payments for Series C Distributions in Arrears.

(C) The Series C Distribution Rate for each Series C Distribution Period in the Series C Floating Rate Period will be determined by the Calculation Agent using Three-Month LIBOR as in effect on the Distribution Determination Date for such Series C Distribution Period. The Calculation Agent then will add the spread of 4.530% per annum to Three-Month LIBOR as determined on the applicable Distribution Determination Date.

Notwithstanding the foregoing:

(A) If the Calculation Agent determines on the relevant Distribution Determination Date that the LIBOR base rate has been discontinued, then the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate.

(B) If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the Distribution Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate.

(C) Unless otherwise determined by the General Partner, Series C Distributions shall be deemed to have been paid out of deductions from Available Cash with respect to the Quarter ended immediately preceding the Quarter in which the Series C Distribution is made.

(iii) Voting Rights.

(A) Notwithstanding anything to the contrary in this Agreement, the Series C Preferred Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Section 13.3(c), this Section 5.19(b)(iii) or as otherwise required by the Delaware Act.

(B) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series C Preferred Units, voting as a separate class, the General Partner shall not adopt any amendment to this Agreement that the General Partner determines would have a material adverse effect on the powers, preferences, duties, or special rights of the Series C Preferred Units; provided, however, that (1) subject to Section 5.19(b)(iii)(C), the issuance of additional Partnership Securities (and any amendment to this Agreement in connection therewith) shall not be deemed to constitute such a material adverse effect for purposes of this Section 5.19(b)(iii)(B) and (2) for purposes of this Section 5.19(b)(iii)(B), no amendment of this Agreement in connection with a merger or other transaction in which the Series C Preferred Units remain Outstanding with the terms thereof materially unchanged in any respect adverse to the Series C Holders (as determined by the General Partner) shall be deemed to materially and adversely affect the powers, preferences, duties, or special rights of the Series C Preferred Units.

(C) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series C Preferred Units, voting as a class together with holders of any other Series C Parity Securities upon which like voting rights have been conferred and are exercisable, the Partnership shall not (x) create or issue any Series C Parity Securities (including any additional Series C Preferred Units) if the cumulative distributions payable on Outstanding Series C Preferred Units (or any Series C Parity Securities, if the holders of such Series C Parity Securities vote as a class together with the Series C Holders pursuant to this Section 5.19(b)(iii)(C)) are in Arrears or (y) create or issue any Series C Senior Securities.

(D) For any matter described in this Section 5.19(b)(iii) in which the Series C Holders are entitled to vote as a class (whether separately or together with the holders of any Series C Parity

Securities), such Series C Holders shall be entitled to one vote per Series C Preferred Unit. Any Series C Preferred Units held by the Partnership or any of its Subsidiaries or their controlled Affiliates shall not be entitled to vote.

(E) Notwithstanding Sections 5.19(b)(iii)(B) and 5.19(b)(iii)(C), no vote of the Series C Holders shall be required if, at or prior to the time when such action is to take effect, provision is made for the redemption of all Series C Preferred Units at the time Outstanding.

(iv) Optional Redemption; Series C Rating Event.

(A) The Partnership shall have the right (1) at any time, and from time to time, on or after May 15, 2023 or (2) at any time within 120 days after the conclusion of any review or appeal process instituted by the Partnership following the occurrence of a Series C Rating Event, in each case, to redeem the Series C Preferred Units, which redemption may be in whole or in part (except with respect to a redemption pursuant to clause (2) of this Section 5.19(b)(iv)(A) which shall be in whole but not in part), using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the General Partner (the “Series C Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series C Preferred Unit to be redeemed equal to 100% (in the case of a redemption described in clause (1) of this Section 5.19(b)(iv)(A)), or 102% (in the case of a redemption described in clause (2) of this Section 5.19(b)(iv)(A)), of the Series C Liquidation Preference for such Series C Preferred Unit on such Series C Redemption Date plus an amount equal to all unpaid Series C Distributions thereon from the date of issuance to, but excluding, the Series C Redemption Date (whether or not such distributions shall have been declared) (the “Series C Redemption Price”). So long as the Series C Preferred Units to be redeemed are held of record by the Depositary or the nominee of the Depositary, the Series C Redemption Price shall be paid by the Paying Agent to the Depositary on the Series C Redemption Date.

(B) The Partnership shall give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled Series C Redemption Date to the Series C Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series C Preferred Units to be redeemed as such Series C Holders’ names appear on the books of the Transfer Agent and at the address of such Series C Holders shown therein. Such notice (the “Series C Redemption Notice”) shall state, as applicable: (1) the Series C Redemption Date, (2) the number of Series C Preferred Units to be redeemed and, if less than all Outstanding Series C Preferred Units are to be redeemed, the number (and in the case of Series C Preferred Units in certificated form, the identification) of Series C Preferred Units to be redeemed from such Series C Holder, (3) the Series C Redemption Price, (4) the place where any Series C Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the Series C Redemption Price therefor (which shall occur automatically if the Certificate representing such Series C Preferred Units is issued in the name of the Depositary or its nominee), and (5) that distributions on the Series C Preferred Units to be redeemed shall cease to accumulate from and after such Series C Redemption Date.

(C) If the Partnership elects to redeem less than all of the Outstanding Series C Preferred Units, the number of Series C Preferred Units to be redeemed shall be determined by the General Partner, and such Series C Preferred Units shall be redeemed by such method of selection as the Depositary shall determine, either Pro Rata or by lot, with adjustments to avoid redemption of fractional Series C Preferred Units. The aggregate Series C Redemption Price for any such partial redemption of the Outstanding Series C Preferred Units shall be allocated correspondingly among the redeemed Series C Preferred Units. The Series C Preferred Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 5.19.

(D) If the Partnership gives or causes to be given a Series C Redemption Notice, the Partnership shall deposit with the Paying Agent funds sufficient to redeem the Series C Preferred

Units as to which such Series C Redemption Notice shall have been given, no later than 10:00 a.m. New York City time on the Series C Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series C Redemption Price to each Series C Holder whose Series C Preferred Units are to be redeemed upon surrender or deemed surrender (which shall occur automatically if the Certificate representing such Series C Preferred Units is issued in the name of the Depositary or its nominee) of the Certificates therefor as set forth in the Series C Redemption Notice. If a Series C Redemption Notice shall have been given, from and after the Series C Redemption Date, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series C Redemption Notice, all Series C Distributions on such Series C Preferred Units to be redeemed shall cease to accumulate and all rights of holders of such Series C Preferred Units as Limited Partners with respect to such Series C Preferred Units to be redeemed shall cease, except the right to receive the Series C Redemption Price, and such Series C Preferred Units shall not thereafter be transferred on the books of the Transfer Agent or be deemed to be Outstanding for any purpose whatsoever. The Series C Holders shall have no claim to the interest income, if any, earned on funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including redemption of Series C Preferred Units, that remain unclaimed or unpaid after one year after the applicable Series C Redemption Date or other payment date, as applicable, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment the Series C Holders entitled to such redemption or other payment shall have recourse only to the Partnership. Notwithstanding any Series C Redemption Notice, there shall be no redemption of any Series C Preferred Units called for redemption until funds sufficient to pay the full Series C Redemption Price of such Series C Preferred Units shall have been deposited by the Partnership with the Paying Agent.

(E) Any Series C Preferred Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series C Preferred Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Paying Agent (which shall occur automatically if the Certificate representing such Series C Preferred Units is registered in the name of the Depositary or its nominee), the Partnership shall issue and the Paying Agent shall deliver to the Series C Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series C Preferred Units represented by the surrendered Certificate that have not been called for redemption.

(F) Notwithstanding anything to the contrary in this Section 5.19, in the event that full cumulative distributions on the Series C Preferred Units and any Series C Parity Securities shall not have been paid or declared and set aside for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series C Preferred Units or Series C Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all Series C Holders and holders of any Series C Parity Securities. Subject to Section 4.9, so long as any Series C Preferred Units are Outstanding, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Common Units or any other Series C Junior Securities unless full cumulative distributions on the Series C Preferred Units and any Series C Parity Securities for all prior and the then-ending Series C Distribution Periods, with respect to the Series C Preferred Units, and all prior and then ending distribution periods, with respect to any such Series C Parity Securities, shall have been paid or declared and set aside for payment.

(v) Liquidation Rights. In the event of the dissolution and winding up of the Partnership under Section 12.4 or a sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, either voluntary or involuntary, the Record Holders of the Series C Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to the Partners or any Assignees, prior and in preference to any distribution of any assets of the Partnership to the Record

Holders of any other class or series of Partnership Interests (other than Series C Senior Securities or Series C Parity Securities), (1) first, any accumulated and unpaid distributions on the Series C Preferred Units (regardless of whether previously declared) and (2) then, any positive value in each such holder’s Capital Account in respect of such Series C Preferred Units. If in the year of such dissolution and winding up, or sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, any such Record Holder’s Capital Account in respect of such Series C Preferred Units is less than the aggregate Series C Base Liquidation Preference of such Series C Preferred Units, then, notwithstanding anything to the contrary contained in this Agreement, and prior to any other allocation pursuant to this Agreement for such year and any distribution pursuant to the preceding sentence (other than any allocations or distributions made with respect to any other Series C Parity Securities upon which like allocation and distribution rights have been conferred), items of gross income and gain shall be allocated to all Unitholders then holding Series C Preferred Units, Pro Rata, until the Capital Account in respect of each Outstanding Series C Preferred Unit is equal to the Series C Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event that like allocation rights have been conferred upon other Series C Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.20(b)(v), 5.21(b)(v), 5.22(b)(v) and 5.23(b)(v)), then items of gross income and gain shall be allocated to all Unitholders then holding Series C Preferred Units and such Series C Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series C Preferred Unit and such Series C Parity Security is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). If in the year of such dissolution and winding up any such Record Holder’s Capital Account in respect of such Series C Preferred Units is less than the aggregate Series C Base Liquidation Preference of such Series C Preferred Units after the application of the preceding sentence, then to the extent permitted by applicable law, but otherwise notwithstanding anything to the contrary contained in this Agreement, items of gross income and gain for any preceding taxable year(s) with respect to which IRS Form 1065 Schedules K-1 have not been filed by the Partnership shall be reallocated to all Unitholders then holding Series C Preferred Units, Pro Rata, until the Capital Account in respect of each such Outstanding Series C Preferred Unit after making allocations pursuant to this and the immediately preceding sentence is equal to the Series C Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event like allocation rights have been conferred upon other Series C Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.20(b)(v), 5.21(b)(v), 5.22(b)(v) and 5.23(b)(v)), then any such items of gross income and gain shall be reallocated to all Unitholders then holding Series C Preferred Units and such Series C Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series C Preferred Unit and such Series C Parity Security after making allocations pursuant to this and the immediately preceding sentence is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). After such allocations have been made to the Outstanding Series C Preferred Units and any Series C Parity Securities, as applicable, any remaining Net Termination Gain or Net Termination Loss shall be allocated to the Partners pursuant to Section 6.1(c) or Section 6.1(d), as the case may be. At the time of the dissolution of the Partnership, subject to Section 17-804 of the Delaware Act, the Record Holders of the Series C Preferred Units shall become entitled to receive any distributions in respect of the Series C Preferred Units that are accrued and unpaid as of the date of such distribution, and shall have the status of, and shall be entitled to all remedies available to, a creditor of the Partnership, and such entitlement of the Record Holders of the Series C Preferred Units to such accrued and unpaid distributions shall have priority over any entitlement of any other Partners or Assignees (other than holders of any Series C Senior Securities or Series C Parity Securities) with respect to any distributions by the Partnership to such other Partners or Assignees; provided, however, that the General Partner, as such, will have no liability for any obligations with respect to such distributions to any Record Holder(s) of Series C Preferred Units.

(vi) Rank. The Series C Preferred Units shall each be deemed to rank as to distributions on such Partnership Securities and distributions upon liquidation of the Partnership:

(A) senior to any Series C Junior Securities;

(B) on a parity with any Series C Parity Securities;

(C) junior to any Series C Senior Securities; and

(D) junior to all existing and future indebtedness of the Partnership and other liabilities with respect to assets available to satisfy claims against the Partnership.

(vii) No Sinking Fund. The Series C Preferred Units shall not have the benefit of any sinking fund.

(viii) Record Holders. To the fullest extent permitted by applicable law, the General Partner, the Partnership, the Transfer Agent, and the Paying Agent may deem and treat any Series C Holder as the true, lawful, and absolute owner of the applicable Series C Preferred Units for all purposes, and none of the General Partner, the Partnership, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which the Series C Preferred Units may be listed or admitted to trading, if any.

(ix) Other Rights; Fiduciary Duties. The Series C Preferred Units and the Series C Holders shall not have any designations, preferences, rights, powers or duties, other than as set forth in this Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the General Partner nor any other Indemnitee shall owe any duties, including fiduciary duties, or have any liabilities to Series C Holders, other than the implied contractual covenant of good faith and fair dealing.

“Section 5.20 Establishment of Series D Preferred Units.

(a) General. The Partnership hereby designates and creates a class of Partnership Securities to be designated as “7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” (the “Series D Preferred Units”), having the preferences, rights, powers, and duties set forth herein, including this Section 5.20. Each Series D Preferred Unit shall be identical in all respects to every other Series D Preferred Unit, except as to the respective dates from which the Series D Liquidation Preference shall increase or from which Series D Distributions may begin accruing, to the extent such dates may differ. The Series D Preferred Units represent perpetual equity interests in the Partnership and shall not give rise to a claim by the Partnership or a Series D Holder for conversion or, except as set forth in Section 5.20(b)(iv), redemption thereof at a particular date.

(b) Rights of Series D Preferred Units. The Series D Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Series D Preferred Units.

(A) The authorized number of Series D Preferred Units shall be unlimited. Series D Preferred Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

(B) The Series D Preferred Units shall be represented by one or more global Certificates registered in the name of the Depositary or its nominee, and no Series D Holder shall be entitled to receive a definitive Certificate evidencing its Series D Preferred Units, unless (1) requested by a Series D Holder and consented to by the General Partner in its sole discretion, (2) otherwise required by law or (3) the Depositary gives notice of its intention to resign or is no longer eligible to act as such with respect to the Series D Preferred Units and the General Partner shall have not selected a substitute Depositary within 60 calendar days thereafter. So long as the Depositary shall have been appointed and is serving with respect to the Series D Preferred Units, payments and communications made by the Partnership to Series D Holders shall be made by making payments to, and communicating with, the Depositary.

(ii) Distributions.

(A) Distributions on each Outstanding Series D Preferred Unit shall be cumulative and shall accumulate at the applicable Series D Distribution Rate from and including [ ● ], 2021 (or, for any subsequently issued and newly Outstanding Series D Preferred Units, from and including the Series D Distribution Payment Date immediately preceding the issue date of such Series D Preferred Units) until such time as the Partnership pays the Series D Distribution or redeems such Series D Preferred Unit in accordance with Section 5.20(b)(iv), whether or not such Series D Distributions shall have been declared. Series D Holders shall be entitled to receive Series D Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series D Distribution Rate per Series D Preferred Unit when, as, and, if declared by the General Partner. Series D Distributions, to the extent declared by the General Partner to be paid by the Partnership in accordance with this Section 5.20(b)(ii), shall be paid, in Arrears, on each Series D Distribution Payment Date. Series D Distributions shall accumulate in each Series D Distribution Period from and including the preceding Series D Distribution Payment Date (other than the initial Series D Distribution Period, which shall commence on and include [ ● ], 2021), to, but excluding, the next Series D Distribution Payment Date for such Series D Distribution Period; provided that distributions shall accrue on accumulated but unpaid Series D Distributions at the Series D Distribution Rate. If any Series D Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series D Distributions shall be paid on the immediately succeeding Business Day without the accumulation of additional distributions. During the Series D Fixed Rate Period, Series D Distributions shall be payable based on a 360-day year consisting of twelve 30 day months. During the Series D Floating Rate Period, Series D Distributions shall be computed by multiplying the Series D Distribution Rate by a fraction, the numerator of which will be the actual number of days elapsed during that Series D Distribution Period (determined by including the first day of such Series D Distribution Period and excluding the last day, which is the Series D Distribution Payment Date), and the denominator of which will be 360, and by multiplying the result by the aggregate Series D Liquidation Preference of all Outstanding Series D Preferred Units. All Series D Distributions that are (1) accumulated and unpaid or (2) payable by the Partnership pursuant to this Section 5.20(b)(ii) shall be payable without regard to income of the Partnership and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code. The guaranteed payment with respect to any Series D Distribution Period shall be for the account of the holders of Series D Preferred Units as of the applicable Series D Distribution Record Date.

(B) Not later than 5:00 p.m., New York City time, on each Series D Distribution Payment Date, the Partnership shall pay those Series D Distributions, if any, that shall have been declared by the General Partner to Series D Holders on the Record Date for the applicable Series D Distribution. The Record Date (the “Series D Distribution Record Date”) for the payment of any Series D Distributions shall be as of the close of business on the first Business Day of the month of the applicable Series D Distribution Payment Date, except that in the case of payments of Series D Distributions in Arrears, the Series D Distribution Record Date with respect to a Series D Distribution Payment Date shall be such date as may be designated by the General Partner in accordance with this Section 5.20. So long as any Series D Preferred Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Series D Junior Securities (other than a distribution payable solely in Series D Junior Securities) unless full cumulative Series D Distributions have been or contemporaneously are being paid or set apart for payment on all Outstanding Series D Preferred Units (and distributions on any other Series D Parity Securities) through the most recent respective Series D Distribution Payment Date (and distribution payment date with respect to such Series D Parity Securities, if any); provided, however, notwithstanding anything to the contrary in this Section 5.20(b)(ii)(B), if a distribution period with respect to a class of Series D Junior Securities or Series D Parity Securities is shorter than the Series D Distribution Period, the General Partner may declare and pay regular distributions with respect to such Series D Junior Securities or Series D Parity Securities, so long as, at the time of declaration of such distribution, (1) there are no Series D Distributions in Arrears, and (2) the General Partner expects to have sufficient funds to pay the full distribution in respect of the Series D Preferred Units on the next successive Series D Distribution Payment Date. Accumulated Series D Distributions in Arrears for any past Series D Distribution Period may be declared by the General Partner and paid on any date fixed by the General Partner, whether or not a Series D Distribution Payment Date, to Series D Holders on the Record Date for such payment, which may not be less than 10 days before such payment date. Subject to the next succeeding sentence, if all accumulated Series D Distributions in Arrears on all Outstanding Series D Preferred Units and all accumulated distributions in arrears on any Series D Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in Arrears on the Series D Preferred Units and accumulated distributions in arrears on any such Series D Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series D Preferred Units and any other Series D Parity Securities are paid, any partial payment shall be made Pro Rata with respect to the Series D Preferred Units and any such other Series D Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series D Preferred Units and such other Series D Parity Securities at such time. Subject to Section 12.4 and Section 5.20(b)(v), Series D Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Securities, in excess of full cumulative Series D Distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid Series D Distributions as described in Section 5.20(b)(ii)(A), no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series D Preferred Units. So long as the Series D Preferred Units are held of record by the Depositary or its nominee, declared Series D Distributions shall be paid to the Depositary in same-day funds on each Series D Distribution Payment Date or other distribution payment date in the case of payments for Series D Distributions in Arrears.

(C) The Series D Distribution Rate for each Series D Distribution Period in the Series D Floating Rate Period will be determined by the Calculation Agent using Three-Month LIBOR as in effect on the Distribution Determination Date for such Series D Distribution Period. The Calculation Agent then will add the spread of 4.738% per annum to Three-Month LIBOR as determined on the applicable Distribution Determination Date.

Notwithstanding the foregoing:

(A) If the Calculation Agent determines on the relevant Distribution Determination Date that the LIBOR base rate has been discontinued, then the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate.

(B) If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the Distribution Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate.

(C) Unless otherwise determined by the General Partner, Series D Distributions shall be deemed to have been paid out of deductions from Available Cash with respect to the Quarter ended immediately preceding the Quarter in which the Series D Distribution is made.

(iii) Voting Rights.

(A) Notwithstanding anything to the contrary in this Agreement, the Series D Preferred Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Section 13.3(c), this Section 5.20(b)(iii) or as otherwise required by the Delaware Act.

(B) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series D Preferred Units, voting as a separate class, the General Partner shall not adopt any amendment to this Agreement that the General Partner determines would have a material adverse effect on the powers, preferences, duties, or special rights of the Series D Preferred Units; provided, however, that (1) subject to Section 5.20(b)(iii)(C), the issuance of additional Partnership Securities (and any amendment to this Agreement in connection therewith) shall not be deemed to constitute such a material adverse effect for purposes of this Section 5.20(b)(iii)(B) and (2) for purposes of this Section 5.20(b)(iii)(B), no amendment of this Agreement in connection with a merger or other transaction in which the Series D Preferred Units remain Outstanding with the terms thereof materially unchanged in any respect adverse to the Series D Holders (as determined by the General Partner) shall be deemed to materially and adversely affect the powers, preferences, duties, or special rights of the Series D Preferred Units.

(C) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series D Preferred Units, voting as a class together with holders of any other Series D Parity Securities upon which like voting rights have been conferred and are exercisable, the Partnership shall not (x) create or issue any Series D Parity Securities (including any additional Series D Preferred Units) if the cumulative distributions payable on Outstanding Series D Preferred Units (or any Series D Parity Securities, if the holders of such Series D Parity Securities vote as a class together with the Series D Holders pursuant to this Section 5.20(b)(iii)(C)) are in Arrears or (y) create or issue any Series D Senior Securities.

(D) For any matter described in this Section 5.20(b)(iii) in which the Series D Holders are entitled to vote as a class (whether separately or together with the holders of any Series D Parity Securities), such Series D Holders shall be entitled to one vote per Series D Preferred Unit. Any Series D Preferred Units held by the Partnership or any of its Subsidiaries or their controlled Affiliates shall not be entitled to vote.

(E) Notwithstanding Sections 5.20(b)(iii)(B) and 5.20(b)(iii)(C), no vote of the Series D Holders shall be required if, at or prior to the time when such action is to take effect, provision is made for the redemption of all Series D Preferred Units at the time Outstanding.

(iv) Optional Redemption; Series D Rating Event.

(A) The Partnership shall have the right (1) at any time, and from time to time, on or after August 15, 2023 or (2) at any time within 120 days after the conclusion of any review or appeal process instituted by the Partnership following the occurrence of a Series D Rating Event, in each case, to redeem the Series D Preferred Units, which redemption may be in whole or in part (except with respect to a redemption pursuant to clause (2) of this Section 5.20(b)(iv)(A) which shall be in whole but not in part), using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the General Partner (the “Series D Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series D Preferred Unit to be redeemed equal to 100% (in the case of a redemption described in clause (1) of this Section 5.20(b)(iv)(A)), or 102% (in the case of a redemption described in clause (2) of this Section 5.20(b)(iv)(A)), of the Series D Liquidation Preference for such Series D Preferred Unit on such Series D Redemption Date plus an amount equal to all unpaid Series D Distributions thereon from the date of issuance to, but excluding, the Series D Redemption Date (whether or not such distributions shall have been declared) (the “Series D Redemption Price”). So long as the Series D Preferred Units to be redeemed are held of record by the Depositary or the nominee of the Depositary, the Series D Redemption Price shall be paid by the Paying Agent to the Depositary on the Series D Redemption Date.

(B) The Partnership shall give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled Series D Redemption Date to the Series D Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series D Preferred Units to be redeemed as such Series D Holders’ names appear on the books of the Transfer Agent and at the address of such Series D Holders shown therein. Such notice (the “Series D Redemption Notice”) shall state, as applicable: (1) the Series D Redemption Date, (2) the number of Series D Preferred Units to be redeemed and, if less than all Outstanding Series D Preferred Units are to be redeemed, the number (and in the case of Series D Preferred Units in certificated form, the identification) of Series D Preferred Units to be redeemed from such Series D Holder, (3) the Series D Redemption Price, (4) the place where any Series D Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the Series D Redemption Price therefor (which shall occur automatically if the Certificate representing such Series D Preferred Units is issued in the name of the Depositary or its nominee), and (5) that distributions on the Series D Preferred Units to be redeemed shall cease to accumulate from and after such Series D Redemption Date.

(C) If the Partnership elects to redeem less than all of the Outstanding Series D Preferred Units, the number of Series D Preferred Units to be redeemed shall be determined by the General Partner, and such Series D Preferred Units shall be redeemed by such method of selection as the Depositary shall determine, either Pro Rata or by lot, with adjustments to avoid redemption of fractional Series D Preferred Units. The aggregate Series D Redemption Price for any such partial redemption of the Outstanding Series D Preferred Units shall be allocated correspondingly among the redeemed Series D Preferred Units. The Series D Preferred Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 5.20.

(D) If the Partnership gives or causes to be given a Series D Redemption Notice, the Partnership shall deposit with the Paying Agent funds sufficient to redeem the Series D Preferred Units as to which such Series D Redemption Notice shall have been given, no later than 10:00 a.m. New York City time on the Series D Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series D Redemption Price to each Series D Holder whose Series D Preferred Units are to be redeemed upon surrender or deemed surrender (which shall occur automatically if the Certificate representing such Series D Preferred Units is issued in the name of the Depositary or its nominee) of the Certificates therefor as set forth in the Series D Redemption Notice. If a Series D Redemption Notice shall have been given, from and after the Series D Redemption Date, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series D Redemption Notice, all Series D Distributions on such Series D Preferred Units to be redeemed shall cease to accumulate and all rights of holders of such Series D Preferred Units as Limited Partners with respect to such Series D Preferred Units to be redeemed shall cease, except the right to receive the Series D Redemption Price, and such Series D Preferred Units shall not thereafter be transferred on the books of the Transfer Agent or be deemed to be Outstanding for any purpose whatsoever. The Series D Holders shall have no claim to the interest income, if any, earned on funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including redemption of Series D Preferred Units, that remain unclaimed or unpaid after one year after the applicable Series D Redemption Date or other payment date, as applicable, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment the Series D Holders entitled to such redemption or other payment shall have recourse only to the Partnership. Notwithstanding any Series D Redemption Notice, there shall be no redemption of any Series D Preferred Units called for redemption until funds sufficient to pay the full Series D Redemption Price of such Series D Preferred Units shall have been deposited by the Partnership with the Paying Agent.

(E) Any Series D Preferred Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series D Preferred Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Paying Agent (which shall occur automatically if the Certificate representing such Series D Preferred Units is registered in the name of the Depositary or its nominee), the Partnership shall issue and the Paying Agent shall deliver to the Series D Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series D Preferred Units represented by the surrendered Certificate that have not been called for redemption.

(F) Notwithstanding anything to the contrary in this Section 5.20, in the event that full cumulative distributions on the Series D Preferred Units and any Series D Parity Securities shall not have been paid or declared and set aside for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series D Preferred Units or Series D Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all Series D Holders and holders of any Series D Parity Securities. Subject to Section 4.9, so long as any Series D Preferred Units are Outstanding, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Common Units or any other Series D Junior Securities unless full cumulative distributions on the Series D Preferred Units and any Series D Parity Securities for all prior and the then-ending Series D Distribution Periods, with respect to the Series D Preferred Units, and all prior and then ending distribution periods, with respect to any such Series D Parity Securities, shall have been paid or declared and set aside for payment.

(v) Liquidation Rights. In the event of the dissolution and winding up of the Partnership under Section 12.4 or a sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, either voluntary or involuntary, the Record Holders of the Series D Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to the Partners or any Assignees, prior and in preference to any distribution of any assets of the Partnership to the Record Holders of any other class or series of Partnership Interests (other than Series D Senior Securities or Series D Parity Securities), (A) first, any accumulated and unpaid distributions on the Series D Preferred Units (regardless of whether previously declared) and (B) then, any positive value in each such holder’s Capital Account in respect of such Series D Preferred Units. If in the year of such dissolution and winding up, or sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, any such Record Holder’s Capital Account in respect of such Series D Preferred Units is less than the aggregate Series D Base Liquidation Preference of such Series D Preferred Units, then, notwithstanding anything to the contrary contained in this Agreement, and prior to any other allocation pursuant to this Agreement for such year and any distribution pursuant to the preceding sentence (other than any allocations or distributions made with respect to any other Series D Parity Securities upon which like allocation and distribution rights have been conferred), items of gross income and gain shall be allocated to all Unitholders then holding Series D Preferred Units, Pro Rata, until the Capital Account in respect of each Outstanding Series D Preferred Unit is equal to the Series D Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event that like allocation rights have been conferred upon other Series D Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.19(b)(v), 5.21(b)(v), 5.22(b)(v) and 5.23(b)(v)), then items of gross income and gain shall be allocated to all Unitholders then holding Series D Preferred Units and such Series D Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series D Preferred Unit and such Series D Parity Security is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). If in the year of such dissolution and winding up any such Record Holder’s Capital Account in respect of such Series D Preferred Units is less than the aggregate Series D Base Liquidation Preference of such Series D Preferred Units after the application of the preceding sentence, then to the extent permitted by applicable law, but otherwise notwithstanding anything to the contrary contained in this Agreement, items of gross income and gain for any preceding taxable year(s) with respect to which IRS Form 1065 Schedules K-1 have not been filed by the Partnership shall be reallocated to all Unitholders then holding Series D Preferred Units, Pro Rata, until the Capital Account in respect of each such Outstanding Series D Preferred Unit after making allocations pursuant to this and the immediately preceding sentence is equal to the Series D Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event like allocation rights have been conferred upon other Series D Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.19(b)(v), 5.21(b)(v), 5.22(b)(v) and 5.23(b)(v)), then any such items of gross income and gain shall be reallocated to all Unitholders then holding Series D Preferred Units and such Series D Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series D Preferred Unit and such Series D Parity Security after making allocations pursuant to this and the immediately preceding sentence is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). After such allocations have been made to the Outstanding Series D Preferred Units and any Series D Parity Securities, as applicable, any remaining Net Termination Gain or Net Termination Loss shall be allocated to the Partners pursuant to Section 6.1(c) or Section 6.1(d), as the case may be. At the time of the dissolution of the Partnership, subject to Section 17-804 of the Delaware Act, the Record Holders of the Series D Preferred Units shall become entitled to receive any distributions in respect of the Series D Preferred Units that are accrued and unpaid as of the date of such distribution, and shall have the status of, and shall be entitled to all remedies available to, a creditor of the Partnership, and such entitlement of the Record Holders of the Series D Preferred Units to such accrued and unpaid distributions shall have priority over any entitlement of any other Partners or Assignees (other than holders of any Series D Senior Securities or Series D Parity Securities) with respect to any distributions by the Partnership to such other Partners or Assignees; provided, however, that the General Partner, as such, will have no liability for any obligations with respect to such distributions to any Record Holder(s) of Series D Preferred Units.

(vi) Rank. The Series D Preferred Units shall each be deemed to rank as to distributions on such Partnership Securities and distributions upon liquidation of the Partnership:

(A) senior to any Series D Junior Securities;

(B) on a parity with any Series D Parity Securities;

(C) junior to any Series D Senior Securities; and

(D) junior to all existing and future indebtedness of the Partnership and other liabilities with respect to assets available to satisfy claims against the Partnership.

(vii) No Sinking Fund. The Series D Preferred Units shall not have the benefit of any sinking fund.

(viii) Record Holders. To the fullest extent permitted by applicable law, the General Partner, the Partnership, the Transfer Agent, and the Paying Agent may deem and treat any Series D Holder as the true, lawful, and absolute owner of the applicable Series D Preferred Units for all purposes, and none of the General Partner, the Partnership, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which the Series D Preferred Units may be listed or admitted to trading, if any.

(ix) Other Rights; Fiduciary Duties. The Series D Preferred Units and the Series D Holders shall not have any designations, preferences, rights, powers or duties, other than as set forth in this

Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the General Partner nor any other Indemnitee shall owe any duties, including fiduciary duties, or have any liabilities to Series D Holders, other than the implied contractual covenant of good faith and fair dealing.

“Section 5.21 Establishment of Series E Preferred Units.

(a) General. The Partnership hereby designates and creates a class of Partnership Securities to be designated as “7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units” (the “Series E Preferred Units”), having the preferences, rights, powers, and duties set forth herein, including this Section 5.21. Each Series E Preferred Unit shall be identical in all respects to every other Series E Preferred Unit, except as to the respective dates from which the Series E Liquidation Preference shall increase or from which Series E Distributions may begin accruing, to the extent such dates may differ. The Series E Preferred Units represent perpetual equity interests in the Partnership and shall not give rise to a claim by the Partnership or a Series E Holder for conversion or, except as set forth in Section 5.21(b)(iv), redemption thereof at a particular date.

(b) Rights of Series E Preferred Units. The Series E Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Series E Preferred Units.

(A) The authorized number of Series E Preferred Units shall be unlimited. Series E Preferred Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

(B) The Series E Preferred Units shall be represented by one or more global Certificates registered in the name of the Depositary or its nominee, and no Series E Holder shall be entitled to receive a definitive Certificate evidencing its Series E Preferred Units, unless (1) requested by a Series E Holder and consented to by the General Partner in its sole discretion, (2) otherwise required by law or (3) the Depositary gives notice of its intention to resign or is no longer eligible to act as such with respect to the Series E Preferred Units and the General Partner shall have not selected a substitute Depositary within 60 calendar days thereafter. So long as the Depositary shall have been appointed and is serving with respect to the Series E Preferred Units, payments and communications made by the Partnership to Series E Holders shall be made by making payments to, and communicating with, the Depositary.

(ii) Distributions.

(A) Distributions on each Outstanding Series E Preferred Unit shall be cumulative and shall accumulate at the applicable Series E Distribution Rate from and including [ ● ], 2021 (or, for any subsequently issued and newly Outstanding Series E Preferred Units, from and including the Series E Distribution Payment Date immediately preceding the issue date of such Series E Preferred Units) until such time as the Partnership pays the Series E Distribution or redeems such Series E Preferred Unit in accordance with Section 5.21(b)(iv), whether or not such Series E Distributions shall have been declared. Series E Holders shall be entitled to receive Series E Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series E Distribution Rate per Series E Preferred Unit when, as, and, if declared by the General Partner. Series E Distributions, to the extent declared by the General Partner to be paid by the Partnership in accordance with this Section 5.21(b)(ii), shall be paid, in Arrears, on each Series E Distribution Payment Date. Series E Distributions shall accumulate in each Series E Distribution Period from and including the preceding Series E Distribution Payment Date (other than the initial Series E Distribution Period, which shall commence on and include [ ● ], 2021), to, but excluding, the next Series E Distribution Payment Date for such Series E Distribution Period; provided that distributions shall accrue on accumulated but unpaid Series E Distributions at the Series E Distribution Rate. If any Series E Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series E Distributions shall be paid on the immediately succeeding Business Day without the accumulation of additional distributions.

During the Series E Fixed Rate Period, Series E Distributions shall be payable based on a 360- day year consisting of twelve 30 day months. During the Series E Floating Rate Period, Series E Distributions shall be computed by multiplying the Series E Distribution Rate by a fraction, the numerator of which will be the actual number of days elapsed during that Series E Distribution Period (determined by including the first day of such Series E Distribution Period and excluding the last day, which is the Series E Distribution Payment Date), and the denominator of which will be 360, and by multiplying the result by the aggregate Series E Liquidation Preference of all Outstanding Series E Preferred Units. All Series E Distributions that are (1) accumulated and unpaid or (2) payable by the Partnership pursuant to this Section 5.21(b)(ii) shall be payable without regard to income of the Partnership and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code. The guaranteed payment with respect to any Series E Distribution Period shall be for the account of the holders of Series E Preferred Units as of the applicable Series E Distribution Record Date.

(B) Not later than 5:00 p.m., New York City time, on each Series E Distribution Payment Date, the Partnership shall pay those Series E Distributions, if any, that shall have been declared by the General Partner to Series E Holders on the Record Date for the applicable Series E Distribution. The Record Date (the “Series E Distribution Record Date”) for the payment of any Series E Distributions shall be as of the close of business on the first Business Day of the month of the applicable Series E Distribution Payment Date, except that in the case of payments of Series E Distributions in Arrears, the Series E Distribution Record Date with respect to a Series E Distribution Payment Date shall be such date as may be designated by the General Partner in accordance with this Section 5.21. So long as any Series E Preferred Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Series E Junior Securities (other than a distribution payable solely in Series E Junior Securities) unless full cumulative Series E Distributions have been or contemporaneously are being paid or set apart for payment on all Outstanding Series E Preferred Units (and distributions on any other Series E Parity Securities) through the most recent respective Series E Distribution Payment Date (and distribution payment date with respect to such Series E Parity Securities, if any); provided, however, notwithstanding anything to the contrary in this Section 5.21(b)(ii)(B), if a distribution period with respect to a class of Series E Junior Securities or Series E Parity Securities is shorter than the Series E Distribution Period, the General Partner may declare and pay regular distributions with respect to such Series E Junior Securities or Series E Parity Securities, so long as, at the time of declaration of such distribution, (i) there are no Series E Distributions in Arrears, and (ii) the General Partner expects to have sufficient funds to pay the full distribution in respect of the Series E Preferred Units on the next successive Series E Distribution Payment Date. Accumulated Series E Distributions in Arrears for any past Series E Distribution Period may be declared by the General Partner and paid on any date fixed by the General Partner, whether or not a Series E Distribution Payment Date, to Series E Holders on the Record Date for such payment, which may not be less than 10 days before such payment date.

Subject to the next succeeding sentence, if all accumulated Series E Distributions in Arrears on all Outstanding Series E Preferred Units and all accumulated distributions in arrears on any Series E Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in Arrears on the Series E Preferred Units and accumulated distributions in arrears on any such Series E Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all

Series E Preferred Units and any other Series E Parity Securities are paid, any partial payment shall be made Pro Rata with respect to the Series E Preferred Units and any such other Series E Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series E Preferred Units and such other Series E Parity Securities at such time. Subject to Section 12.4 and Section 5.21(b)(v), Series E Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Securities, in excess of full cumulative Series E Distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid Series E Distributions as described in Section 5.21(b)(ii)(A), no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series E Preferred Units. So long as the Series E Preferred Units are held of record by the Depositary or its nominee, declared Series E Distributions shall be paid to the Depositary in same-day funds on each Series E Distribution Payment Date or other distribution payment date in the case of payments for Series E Distributions in Arrears.

(C) The Series E Distribution Rate for each Series E Distribution Period in the Series E Floating Rate Period will be determined by the Calculation Agent using Three-Month LIBOR as in effect on the Distribution Determination Date for such Series E Distribution Period. The Calculation Agent then will add the spread of 5.161% per annum to Three-Month LIBOR as determined on the applicable Distribution Determination Date.

Notwithstanding the foregoing:

(a) If the Calculation Agent determines on the relevant Distribution Determination Date that the LIBOR base rate has been discontinued, then the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate.

(b) If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the Distribution Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate.

(c) Unless otherwise determined by the General Partner, Series E Distributions shall be deemed to have been paid out of deductions from Available Cash with respect to the Quarter ended immediately preceding the Quarter in which the Series E Distribution is made.

(iii) Voting Rights.

(A) Notwithstanding anything to the contrary in this Agreement, the Series E Preferred Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Section 13.3(c), this Section 5.21(b)(iii) or as otherwise required by the Delaware Act.

(B) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series E Preferred Units, voting as a separate class, the General Partner shall not adopt any amendment to this Agreement that the General Partner determines would have a material adverse effect on the powers, preferences, duties, or special rights of the Series E Preferred Units; provided, however, that (i) subject to Section 5.21(b)(iii)(C), the issuance of additional Partnership Securities (and any amendment to this Agreement in connection therewith) shall not be deemed to constitute such a material adverse effect for purposes of this Section 5.21(b)(iii)(B) and (ii) for purposes of this Section 5.21(b)(iii)(B), no amendment of this Agreement in connection with a merger or other transaction in which the Series E Preferred Units remain Outstanding with the terms thereof materially unchanged in any respect adverse to the Series E Holders (as determined by the General

Partner) shall be deemed to materially and adversely affect the powers, preferences, duties, or special rights of the Series E Preferred Units.

(C) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series E Preferred Units, voting as a class together with holders of any other Series E Parity Securities upon which like voting rights have been conferred and are exercisable, the Partnership shall not (x) create or issue any Series E Parity Securities (including any additional Series E Preferred Units) if the cumulative distributions payable on Outstanding Series E Preferred Units (or any Series E Parity Securities, if the holders of such Series E Parity Securities vote as a class together with the Series E Holders pursuant to this Section 5.21(b)(iii)(C)) are in Arrears or (y) create or issue any Series E Senior Securities.

(D) For any matter described in this Section 5.21(b)(iii) in which the Series E Holders are entitled to vote as a class (whether separately or together with the holders of any Series E Parity Securities), such Series E Holders shall be entitled to one vote per Series E Preferred Unit. Any Series E Preferred Units held by the Partnership or any of its Subsidiaries or their controlled Affiliates shall not be entitled to vote.

(E) Notwithstanding Sections 5.21(b)(iii)(B) and 5.21(b)(iii)(C), no vote of the Series E Holders shall be required if, at or prior to the time when such action is to take effect, provision is made for the redemption of all Series E Preferred Units at the time Outstanding.

(iv) Optional Redemption; Series E Rating Event.

(A) The Partnership shall have the right (i) at any time, and from time to time, on or after May 15, 2024 or (ii) at any time within 120 days after the conclusion of any review or appeal process instituted by the Partnership following the occurrence of a Series E Rating Event, in each case, to redeem the Series E Preferred Units, which redemption may be in whole or in part (except with respect to a redemption pursuant to clause (ii) of this Section 5.21(b)(iv)(A) which shall be in whole but not in part), using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the General Partner (the “Series E Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series E Preferred Unit to be redeemed equal to 100% (in the case of a redemption described in clause (i) of this Section 5.21(b)(iv)(A)), or 102% (in the case of a redemption described in clause (ii) of this Section 5.21(b)(iv)(A)), of the Series E Liquidation Preference for such Series E Preferred Unit on such Series E Redemption Date plus an amount equal to all unpaid Series E Distributions thereon from the date of issuance to, but excluding, the Series E Redemption Date (whether or not such distributions shall have been declared) (the “Series E Redemption Price”). So long as the Series E Preferred Units to be redeemed are held of record by the Depositary or the nominee of the Depositary, the Series E Redemption Price shall be paid by the Paying Agent to the Depositary on the Series E Redemption Date.

(B) The Partnership shall give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled Series E Redemption Date to the Series E Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series E Preferred Units to be redeemed as such Series E Holders’ names appear on the books of the Transfer Agent and at the address of such Series E Holders shown therein. Such notice (the “Series E Redemption Notice”) shall state, as applicable: (1) the Series E Redemption Date, (2) the number of Series E Preferred Units to be redeemed and, if less than all Outstanding Series E Preferred Units are to be redeemed, the number (and in the case of Series E Preferred Units in certificated form, the identification) of Series E Preferred Units to be redeemed from such Series E Holder, (3) the Series E Redemption Price, (4) the place where any Series E Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the Series E Redemption Price therefor (which shall occur automatically if the Certificate representing such Series E Preferred Units is issued in the name of the Depositary or its nominee), and (5) that distributions on the Series E Preferred Units to be redeemed shall cease to accumulate from and after such Series E Redemption Date.

(C) If the Partnership elects to redeem less than all of the Outstanding Series E Preferred Units, the number of Series E Preferred Units to be redeemed shall be determined by the General Partner, and such Series E Preferred Units shall be redeemed by such method of selection as the Depositary shall determine, either Pro Rata or by lot, with adjustments to avoid redemption of fractional Series E Preferred Units. The aggregate Series E Redemption Price for any such partial redemption of the Outstanding Series E Preferred Units shall be allocated correspondingly among the redeemed Series E Preferred Units. The Series E Preferred Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 5.21.

(D) If the Partnership gives or causes to be given a Series E Redemption Notice, the Partnership shall deposit with the Paying Agent funds sufficient to redeem the Series E Preferred Units as to which such Series E Redemption Notice shall have been given, no later than 10:00 a.m. New York City time on the Series E Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series E Redemption Price to each Series E Holder whose Series E Preferred Units are to be redeemed upon surrender or deemed surrender (which shall occur automatically if the Certificate representing such Series E Preferred Units is issued in the name of the Depositary or its nominee) of the Certificates therefor as set forth in the Series E Redemption Notice. If a Series E Redemption Notice shall have been given, from and after the Series E Redemption Date, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series E Redemption Notice, all Series E Distributions on such Series E Preferred Units to be redeemed shall cease to accumulate and all rights of holders of such Series E Preferred Units as Limited Partners with respect to such Series E Preferred Units to be redeemed shall cease, except the right to receive the Series E Redemption Price, and such Series E Preferred Units shall not thereafter be transferred on the books of the Transfer Agent or be deemed to be Outstanding for any purpose whatsoever. The Series E Holders shall have no claim to the interest income, if any, earned on funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including redemption of Series E Preferred Units, that remain unclaimed or unpaid after one year after the applicable Series E Redemption Date or other payment date, as applicable, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment the Series E Holders entitled to such redemption or other payment shall have recourse only to the Partnership. Notwithstanding any Series E Redemption Notice, there shall be no redemption of any Series E Preferred Units called for redemption until funds sufficient to pay the full Series E Redemption Price of such Series E Preferred Units shall have been deposited by the Partnership with the Paying Agent.

(E) Any Series E Preferred Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series E Preferred Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Paying Agent (which shall occur automatically if the Certificate representing such Series E Preferred Units is registered in the name of the Depositary or its nominee), the Partnership shall issue and the Paying Agent shall deliver to the Series E Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series E Preferred Units represented by the surrendered Certificate that have not been called for redemption.

(F) Notwithstanding anything to the contrary in this Section 5.21, in the event that full cumulative distributions on the Series E Preferred Units and any Series E Parity Securities shall not have been paid or declared and set aside for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series E Preferred Units or Series E Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all Series E Holders and holders of any Series E Parity Securities. Subject to

Section 4.9, so long as any Series E Preferred Units are Outstanding, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Common Units or any other Series E Junior Securities unless full cumulative distributions on the Series E Preferred Units and any Series E Parity Securities for all prior and the then-ending Series E Distribution Periods, with respect to the Series E Preferred Units, and all prior and then ending distribution periods, with respect to any such Series E Parity Securities, shall have been paid or declared and set aside for payment.

(v) Liquidation Rights.

In the event of the dissolution and winding up of the Partnership under Section 12.4 or a sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, either voluntary or involuntary, the Record Holders of the Series E Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to the Partners or any Assignees, prior and in preference to any distribution of any assets of the Partnership to the Record Holders of any other class or series of Partnership Interests (other than Series E Senior Securities or Series E Parity Securities), (i) first, any accumulated and unpaid distributions on the Series E Preferred Units (regardless of whether previously declared) and (ii) then, any positive value in each such holder’s Capital Account in respect of such Series E Preferred Units. If in the year of such dissolution and winding up, or sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, any such Record Holder’s Capital Account in respect of such Series E Preferred Units is less than the aggregate Series E Base Liquidation Preference of such Series E Preferred Units, then, notwithstanding anything to the contrary contained in this Agreement, and prior to any other allocation pursuant to this Agreement for such year and any distribution pursuant to the preceding sentence (other than any allocations or distributions made with respect to any other Series E Parity Securities upon which like allocation and distribution rights have been conferred), items of gross income and gain shall be allocated to all Unitholders then holding Series E Preferred Units, Pro Rata, until the Capital Account in respect of each Outstanding Series E Preferred Unit is equal to the Series E Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event that like allocation rights have been conferred upon other Series E Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.19(b)(v), 5.20(b)(v), 5.22(b)(v) and 5.23(b)(v)), then items of gross income and gain shall be allocated to all Unitholders then holding Series E Preferred Units and such Series E Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series E Preferred Unit and such Series E Parity Security is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). If in the year of such dissolution and winding up any such Record Holder’s Capital Account in respect of such Series E Preferred Units is less than the aggregate Series E Base Liquidation Preference of such Series E Preferred Units after the application of the preceding sentence, then to the extent permitted by applicable law, but otherwise notwithstanding anything to the contrary contained in this Agreement, items of gross income and gain for any preceding taxable year(s) with respect to which IRS Form 1065 Schedules K-1 have not been filed by the Partnership shall be reallocated to all Unitholders then holding Series E Preferred Units, Pro Rata, until the Capital Account in respect of each such Outstanding Series E Preferred Unit after making allocations pursuant to this and the immediately preceding sentence is equal to the Series E Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event like allocation rights have been conferred upon other Series E Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.19(b)(v), 5.20 (b)(v), 5.22(b)(v) and 5.23(b)(v)), then any such items of gross income and gain shall be reallocated to all Unitholders then holding Series E Preferred Units and such Series E Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series E Preferred Unit and such Series E Parity Security after making allocations pursuant to this and the immediately preceding sentence is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). After such allocations have been made to the Outstanding Series E Preferred Units and any Series E Parity Securities, as applicable, any remaining Net Termination Gain or Net Termination Loss shall be allocated to the Partners pursuant to Section 6.1(c) or Section 6.1(d), as the case may be. At the time of the dissolution of the Partnership, subject to Section 17-804 of the Delaware Act, the Record Holders of the Series E Preferred Units shall become entitled to receive any distributions in respect of the Series E Preferred Units that are accrued and unpaid as of the date of such distribution, and shall have the status of, and shall be entitled to all remedies available to, a creditor of the Partnership, and such entitlement of the Record Holders of the Series E Preferred Units to such accrued and unpaid distributions shall have priority over any entitlement of any other Partners or Assignees (other than holders of any Series E Senior Securities or Series E Parity Securities) with respect to any distributions by the Partnership to such other Partners or Assignees; provided, however, that the General Partner, as such, will have no liability for any obligations with respect to such distributions to any Record Holder(s) of Series E Preferred Units.

(vi) Rank.

The Series E Preferred Units shall each be deemed to rank as to distributions on such Partnership Securities and distributions upon liquidation of the Partnership:

(A) senior to any Series E Junior Securities;

(B) on a parity with any Series E Parity Securities;

(C) junior to any Series E Senior Securities; and

(D) junior to all existing and future indebtedness of the Partnership and other liabilities with respect to assets available to satisfy claims against the Partnership.

(vii) No Sinking Fund.

The Series E Preferred Units shall not have the benefit of any sinking fund.

(viii) Record Holders.

To the fullest extent permitted by applicable law, the General Partner, the Partnership, the Transfer Agent, and the Paying Agent may deem and treat any Series E Holder as the true, lawful, and absolute owner of the applicable Series E Preferred Units for all purposes, and none of the General Partner, the Partnership, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which the Series E Preferred Units may be listed or admitted to trading, if any.

(ix) Other Rights; Fiduciary Duties.

The Series E Preferred Units and the Series E Holders shall not have any designations, preferences, rights, powers or duties, other than as set forth in this Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the General Partner nor any other Indemnitee shall owe any duties, including fiduciary duties, or have any liabilities to Series E Holders, other than the implied contractual covenant of good faith and fair dealing.”

“Section 5.22 Establishment of Series F Preferred Units.

(a) General. The Partnership hereby designates and creates a class of Partnership Securities to be designated as “6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units” (the

“Series F Preferred Units”), having the preferences, rights, powers, and duties set forth herein, including this Section 5.22. Each Series F Preferred Unit shall be identical in all respects to every other Series F Preferred Unit, except as to the respective dates from which the Series F Liquidation Preference shall increase or from which Series F Distributions may begin accruing, to the extent such dates may differ. The Series F Preferred Units represent perpetual equity interests in the Partnership and shall not give rise to a claim by the Partnership or a Series F Holder for conversion or, except as set forth in Section 5.22(b)(iv), redemption thereof at a particular date.

(b) Rights of Series F Preferred Units. The Series F Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Series F Preferred Units.

(A) The authorized number of Series F Preferred Units shall be unlimited. Series F Preferred Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

(B) The Series F Preferred Units shall be represented by one or more global Certificates registered in the name of the Depositary or its nominee, and no Series F Holder shall be entitled to receive a definitive Certificate evidencing its Series F Preferred Units, unless (1) requested by a Series F Holder and consented to by the General Partner in its sole discretion, (2) otherwise required by law or (3) the Depositary gives notice of its intention to resign or is no longer eligible to act as such with respect to the Series F Preferred Units and the General Partner shall have not selected a substitute Depositary within 60 calendar days thereafter. So long as the Depositary shall have been appointed and is serving with respect to the Series F Preferred Units, payments and communications made by the Partnership to Series F Holders shall be made by making payments to, and communicating with, the Depositary.

(ii) Distributions.

(A) Distributions on each Outstanding Series F Preferred Unit shall be cumulative and shall accumulate at the applicable Series F Distribution Rate from and including [ ● ], 2021 (or, for any subsequently issued and newly Outstanding Series F Preferred Units, from and including the Series F Distribution Payment Date immediately preceding the issue date of such Series F Preferred Units) until such time as the Partnership pays the Series F Distribution or redeems such Series F Preferred Unit in accordance with Section 5.22(b)(iv), whether or not such Series F Distributions shall have been declared. Series F Holders shall be entitled to receive Series F Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series F Distribution Rate per Series F Preferred Unit when, as, and, if declared by the General Partner. Series F Distributions, to the extent declared by the General Partner to be paid by the Partnership in accordance with this Section 5.22(b)(ii), shall be paid, in Arrears, on each Series F Distribution Payment Date. Series F Distributions shall accumulate in each Series F Distribution Period from and including the preceding Series F Distribution Payment Date (other than the initial Series F Distribution Period, which shall commence on and include [ ● ], 2021), to, but excluding, the next Series F Distribution Payment Date for such Series F Distribution Period; provided that distributions shall accrue on accumulated but unpaid Series F Distributions at the Series F Distribution Rate. If any Series F Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series F Distributions shall be paid on the immediately succeeding Business Day without the accumulation of additional distributions. All Series F Distributions that are (1) accumulated and unpaid or (2) payable by the Partnership pursuant to this Section 5.22(b)(ii) shall be payable without regard to income of the Partnership and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code. The guaranteed payment with respect to any Series F Distribution Period shall be for the account of the holders of Series F Preferred Units as of the applicable Series F Distribution Record Date.

(B) Not later than 5:00 p.m., New York City time, on each Series F Distribution Payment Date, the Partnership shall pay those Series F Distributions, if any, that shall have been declared by the General Partner to Series F Holders on the Record Date for the applicable Series F Distribution. The Record Date (the “Series F Distribution Record Date”) for the payment of any Series F Distributions shall be as of the close of business on the first Business Day of the month of the applicable Series F Distribution Payment Date, except that in the case of payments of Series F Distributions in Arrears, the Series F Distribution Record Date with respect to a Series F Distribution Payment Date shall be such date as may be designated by the General Partner in accordance with this Section 5.22. So long as any Series F Preferred Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Series F Junior Securities (other than a distribution payable solely in Series F Junior Securities) unless full cumulative Series F Distributions have been or contemporaneously are being paid or set apart for payment on all Outstanding Series F Preferred Units (and distributions on any other Series F Parity Securities) through the most recent respective Series F Distribution Payment Date (and distribution payment date with respect to such Series F Parity Securities, if any); provided, however, notwithstanding anything to the contrary in this Section 5.22(b)(ii)(B), if a distribution period with respect to a class of Series F Junior Securities or Series F Parity Securities is shorter than the Series F Distribution Period, the General Partner may declare and pay regular distributions with respect to such Series F Junior Securities or Series F Parity Securities, so long as, at the time of declaration of such distribution, (i) there are no Series F Distributions in Arrears, and (ii) the General Partner expects to have sufficient funds to pay the full distribution in respect of the Series F Preferred Units on the next successive Series F Distribution Payment Date. Accumulated Series F Distributions in Arrears for any past Series F Distribution Period may be declared by the General Partner and paid on any date fixed by the General Partner, whether or not a Series F Distribution Payment Date, to Series F Holders on the Record Date for such payment, which may not be less than 10 calendar days before such payment date. Subject to the next succeeding sentence, if all accumulated Series F Distributions in Arrears on all Outstanding Series F Preferred Units and all accumulated distributions in arrears on any Series F Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in Arrears on the Series F Preferred Units and accumulated distributions in arrears on any such Series F Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series F Preferred Units and any other Series F Parity Securities are paid, any partial payment shall be made Pro Rata with respect to the Series F Preferred Units and any such other Series F Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series F Preferred Units and such other Series F Parity Securities at such time. Subject to Section 12.4 and Section 5.22 (b)(v), Series F Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Securities, in excess of full cumulative Series F Distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid Series F Distributions as described in Section 5.22(b)(ii)(A), no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series F Preferred Units. So long as the Series F Preferred Units are held of record by the Depositary or its nominee, declared Series F Distributions shall be paid to the Depositary in same-day funds on each Series F Distribution Payment Date or other distribution payment date in the case of payments for Series F Distributions in Arrears.

(C) The Series F Distribution Rate for each Series F Reset Period will be determined by the Calculation Agent for the Series F Preferred Units using the Series F Five-year U.S. Treasury Rate, as of the applicable Series F Reset Distribution Determination Date for such Series F Reset Period. The Calculation Agent for the Series F Preferred Units then will add the spread of 5.134% per annum to the Series F Five-year U.S. Treasury Rate as determined by the Calculation Agent as of the applicable Series F Reset Distribution Determination Date for such Series F Reset Period. Promptly following such determination by the Calculation Agent for the Series F Preferred Units, the Calculation Agent shall notify the Partnership of the Series F Distribution Rate for such Series F Reset Period. Such Calculation Agent’s determination of any Series F Distribution Rate for each Series F Reset Period and its calculation of the amount of Series F Distributions for any Series F Reset Period will be (i) available on file at the principal offices of the Partnership beginning on or after the Series F First Call Date, (ii) made available to any Series F Holder upon request and (iii) final and binding on each Series F Holder in the absence of manifest error.

(D) The Partnership will provide notice of the relevant Series F Five-year U.S. Treasury Rate as soon as practicable to the Transfer Agent and the Series F Holders.

(E) Notwithstanding the foregoing, unless otherwise determined by the General Partner, Series F Distributions shall be deemed to have been paid out of deductions from Available Cash with respect to the Quarter ended immediately preceding the Quarter in which the Series F Distribution is made.

(iii) Voting Rights.

(A) Notwithstanding anything to the contrary in this Agreement, the Series F Preferred Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Section 13.3(c), this Section 5.22(b)(iii) or as otherwise required by the Delaware Act.

(B) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series F Preferred Units, voting as a separate class, the General Partner shall not adopt any amendment to this Agreement that the General Partner determines would have a material adverse effect on the powers, preferences, duties, or special rights of the Series F Preferred Units; provided, however, that (i) subject to Section 5.22(b)(iii)(C), the issuance of additional Partnership Securities (and any amendment to this Agreement in connection therewith) shall not be deemed to constitute such a material adverse effect for purposes of this Section 5.22(b)(iii)(B) and (ii) for purposes of this Section 5.22(b)(iii)(B), no amendment of this Agreement in connection with a merger or other transaction in which the Series F Preferred Units remain Outstanding with the terms thereof materially unchanged in any respect adverse to the Series F Holders (as determined by the General Partner) shall be deemed to materially and adversely affect the powers, preferences, duties, or special rights of the Series F Preferred Units.

(C) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series F Preferred Units, voting as a class together with holders of any other Series F Parity Securities upon which like voting rights have been conferred and are exercisable, the Partnership shall not (x) create or issue any Series F Parity Securities (including any additional Series F Preferred Units) if the cumulative distributions payable on Outstanding Series F Preferred Units (or any Series F Parity Securities, if the holders of such Series F Parity Securities vote as a class together with the Series F Holders pursuant to this Section 5.22(b)(iii)(C)) are in Arrears or (y) create or issue any Series F Senior Securities.

(D) For any matter described in this Section 5.22(b)(iii) in which the Series F Holders are entitled to vote as a class (whether separately or together with the holders of any Series F Parity Securities), such Series F Holders shall be entitled to one vote per Series F Preferred Unit. Any Series F Preferred Units held by the Partnership or any of its Subsidiaries or their controlled Affiliates shall not be entitled to vote.

(E) Notwithstanding Section 5.22(b)(iii)(B) and Section 5.22(b)(iii)(C), no vote of the Series F Holders shall be required if, at or prior to the time when such action is to take effect, provision is made for the redemption of all Series F Preferred Units at the time Outstanding.

(iv) Optional Redemption; Series F Rating Event.

(A) The Partnership shall have the right (i) on the Series F First Call Date or on any subsequent Series F Reset Date or (ii) at any time within 120 calendar days after the conclusion of any review or appeal process instituted by the Partnership following the occurrence of a Series F Rating Event, in each case, to redeem the Series F Preferred Units, which redemption may be in whole or in part (except with respect to a redemption pursuant to clause (ii) of this Section 5.22(b)(iv)(A) which shall be in whole but not in part), using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the General Partner (the “Series F Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series F Preferred Unit to be redeemed equal to 100% (in the case of a redemption described in clause (i) of this Section 5.22(b)(iv)(A)), or 102% (in the case of a redemption described in clause (ii) of this Section 5.22(b)(iv)(A)), of the Series F Liquidation Preference for such Series F Preferred Unit on such Series F Redemption Date plus an amount equal to all unpaid Series F Distributions thereon from the date of issuance to, but excluding, the Series F Redemption Date (whether or not such distributions shall have been declared) (the “Series F Redemption Price”). So long as the Series F Preferred Units to be redeemed are held of record by the Depositary or the nominee of the Depositary, the Series F Redemption Price shall be paid by the Paying Agent to the Depositary on the Series F Redemption Date.

(B) The Partnership shall give notice of any redemption by mail, postage prepaid, not less than 30 calendar days and not more than 60 calendar days before the scheduled Series F Redemption Date to the Series F Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series F Preferred Units to be redeemed as such Series F Holders’ names appear on the books of the Transfer Agent and at the address of such Series F Holders shown therein. Such notice (the “Series F Redemption Notice”) shall state, as applicable: (1) the Series F Redemption Date, (2) the number of Series F Preferred Units to be redeemed and, if less than all Outstanding Series F Preferred Units are to be redeemed, the number (and in the case of Series F Preferred Units in certificated form, the identification) of Series F Preferred Units to be redeemed from such Series F Holder, (3) the Series F Redemption Price, (4) the place where any Series F Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the Series F Redemption Price therefor (which shall occur automatically if the Certificate representing such Series F Preferred Units is issued in the name of the Depositary or its nominee), and (5) that distributions on the Series F Preferred Units to be redeemed shall cease to accumulate from and after such Series F Redemption Date.

(C) If the Partnership elects to redeem less than all of the Outstanding Series F Preferred Units, the number of Series F Preferred Units to be redeemed shall be determined by the General Partner, and such Series F Preferred Units shall be redeemed by such method of selection as the Depositary shall determine, either Pro Rata or by lot, with adjustments to avoid redemption of fractional Series F Preferred Units. The aggregate Series F Redemption Price for any such partial redemption of the Outstanding Series F Preferred Units shall be allocated correspondingly among the redeemed Series F Preferred Units. The Series F Preferred Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 5.22.

(D) If the Partnership gives or causes to be given a Series F Redemption Notice, the Partnership shall deposit with the Paying Agent funds sufficient to redeem the Series F Preferred Units as to which such Series F Redemption Notice shall have been given, no later than 10:00 a.m. New York City time on the Series F Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series F Redemption Price to each Series F Holder whose Series F Preferred Units are to be redeemed upon surrender or deemed surrender (which shall occur automatically if the Certificate representing such Series F Preferred Units is issued in the name of the Depositary or its nominee) of the Certificates therefor as set forth in the Series F Redemption Notice. If a Series F Redemption Notice shall have been given, from and after the Series F Redemption Date, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series F Redemption Notice, all Series F Distributions on such Series F Preferred Units to be redeemed shall cease to accumulate and all rights of holders of such Series F Preferred Units as Limited Partners with respect to such Series F Preferred Units to be redeemed shall cease, except the right to receive the Series F Redemption Price, and such Series F Preferred Units shall not thereafter be transferred on the books of the Transfer Agent or be deemed to be Outstanding for any purpose whatsoever. The Series F Holders shall have no claim to the interest income, if any, earned on funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including redemption of Series F Preferred Units, that remain unclaimed or unpaid after one year after the applicable Series F Redemption Date or other payment date, as applicable, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment the Series F Holders entitled to such redemption or other payment shall have recourse only to the Partnership. Notwithstanding any Series F Redemption Notice, there shall be no redemption of any Series F Preferred Units called for redemption until funds sufficient to pay the full Series F Redemption Price of such Series F Preferred Units shall have been deposited by the Partnership with the Paying Agent.

(E) Any Series F Preferred Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series F Preferred Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Paying Agent (which shall occur automatically if the Certificate representing such Series F Preferred Units is registered in the name of the Depositary or its nominee), the Partnership shall issue and the Paying Agent shall deliver to the Series F Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series F Preferred Units represented by the surrendered Certificate that have not been called for redemption.

(F) Notwithstanding anything to the contrary in this Section 5.22, in the event that full cumulative distributions on the Series F Preferred Units and any Series F Parity Securities shall not have been paid or declared and set aside for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series F Preferred Units or Series F Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all Series F Holders and holders of any Series F Parity Securities. Subject to Section 4.9, so long as any Series F Preferred Units are Outstanding, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Common Units or any other Series F Junior Securities unless full cumulative distributions on the Series F Preferred Units and any Series F Parity Securities for all prior and the then-ending Series F Distribution Periods, with respect to the Series F Preferred Units, and all prior and then ending distribution periods, with respect to any such Series F Parity Securities, shall have been paid or declared and set aside for payment.

(v) Liquidation Rights.

In the event of the dissolution and winding up of the Partnership under Section 12.4 or a sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, either voluntary or involuntary, the Record Holders of the Series F Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to the Partners or any Assignees, prior and in preference to any distribution of any assets of the Partnership to the Record Holders of any other class or series of Partnership Interests (other than Series F Senior Securities or Series F Parity Securities), (i) first, any accumulated and unpaid distributions on the Series F Preferred Units (regardless of whether previously declared) and (ii) then, any positive value in each such holder’s Capital Account in respect of such Series F Preferred Units. If in the year of such dissolution and winding up, or sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, any such Record Holder’s Capital Account in respect of such Series F Preferred Units is less than the aggregate Series F Base Liquidation Preference of such Series F Preferred Units, then, notwithstanding anything to the contrary contained in this Agreement, and prior to any other allocation pursuant to this Agreement for such year and any distribution pursuant to the preceding sentence (other than any allocations or distributions made with respect to any other Series F Parity Securities upon which like allocation and distribution rights have been conferred), items of gross income and gain shall be allocated to all Unitholders then holding Series F Preferred Units, Pro Rata, until the Capital Account in respect of each Outstanding Series F Preferred Unit is equal to the Series F Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event that like allocation rights have been conferred upon other Series F Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.19(b)(v), 5.20(b)(v), 5.21(b)(v) and 5.23(b)(v)), then items of gross income and gain shall be allocated to all Unitholders then holding Series F Preferred Units and such Series F Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series F Preferred Unit and such Series F Parity Security is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). If in the year of such dissolution and winding up any such Record Holder’s Capital Account in respect of such Series F Preferred Units is less than the aggregate Series F Base Liquidation Preference of such Series F Preferred Units after the application of the preceding sentence, then to the extent permitted by applicable law, but otherwise notwithstanding anything to the contrary contained in this Agreement, items of gross income and gain for any preceding taxable year(s) with respect to which IRS Form 1065 Schedules K-1 have not been filed by the Partnership shall be reallocated to all Unitholders then holding Series F Preferred Units, Pro Rata, until the Capital Account in respect of each such Outstanding Series F Preferred Unit after making allocations pursuant to this and the immediately preceding sentence is equal to the Series F Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event like allocation rights have been conferred upon other Series F Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.19(b)(v), 5.20(b)(v), 5.21(b)(v) and 5.23(b)(v)), then any such items of gross income and gain shall be reallocated to all Unitholders then holding Series F Preferred Units and such Series F Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series F Preferred Unit and such Series F Parity Security after making allocations pursuant to this and the immediately preceding sentence is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). After such allocations have been made to the Outstanding Series F Preferred Units and any Series F Parity Securities, as applicable, any remaining Net Termination Gain or Net Termination Loss shall be allocated to the Partners pursuant to Section 6.1(c) or Section 6.1(d), as the case may be. At the time of the dissolution of the Partnership, subject to Section 17-804 of the Delaware Act, the Record Holders of the Series F Preferred Units shall become entitled to receive any distributions in respect of the Series F Preferred Units that are accrued and unpaid as of the date of such distribution, and shall have the status of, and shall be entitled to all remedies available to, a creditor of the Partnership, and such entitlement of the Record Holders of the Series F Preferred Units to such accrued and unpaid distributions shall have priority over any entitlement of any other Partners or Assignees (other than holders of any Series F Senior Securities or Series F Parity Securities) with respect to any distributions by the Partnership to such other Partners or Assignees; provided, however, that the General Partner, as such, will have no liability for any obligations with respect to such distributions to any Record Holder(s) of Series F Preferred Units.

(vi) Rank.

The Series F Preferred Units shall each be deemed to rank as to distributions on such Partnership Securities and distributions upon liquidation of the Partnership:

(A) senior to any Series F Junior Securities;

(B) on a parity with any Series F Parity Securities;

(C) junior to any Series F Senior Securities; and

(D) junior to all existing and future indebtedness of the Partnership and other liabilities with respect to assets available to satisfy claims against the Partnership.

(vii) No Sinking Fund.

The Series F Preferred Units shall not have the benefit of any sinking fund.

(viii) Record Holders.

To the fullest extent permitted by applicable law, the General Partner, the Partnership, the Transfer Agent, and the Paying Agent may deem and treat any Series F Holder as the true, lawful, and absolute owner of the applicable Series F Preferred Units for all purposes, and none of the General Partner, the Partnership, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which the Series F Preferred Units may be listed or admitted to trading, if any.

(ix) Notices. All notices or other communications in respect of Series F Holders shall be sufficiently given (i) if given in writing and either delivered in person or by first class mail, postage prepaid, or (ii) if given in such other manner as may be permitted in this Section 5.22, the Agreement or by applicable law.

(x) Other Rights; Fiduciary Duties.

The Series F Preferred Units and the Series F Holders shall not have any designations, preferences, rights, powers or duties, other than as set forth in this Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the General Partner nor any other Indemnitee shall owe any duties, including fiduciary duties, or have any liabilities to Series F Holders, other than the implied contractual covenant of good faith and fair dealing.

Section 5.23 Establishment of Series G Preferred Units.

(a) General. The Partnership hereby designates and creates a class of Partnership Securities to be designated as “7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units” (the “Series G Preferred Units”), having the preferences, rights, powers, and duties set forth herein, including this Section 5.23. Each Series G Preferred Unit shall be identical in all respects to every other Series G Preferred Unit, except as to the respective dates from which the Series G Liquidation Preference shall increase or from which Series G Distributions may begin accruing, to the extent such dates may differ. The Series G Preferred Units represent perpetual equity interests in the Partnership and shall not give rise to a claim by the Partnership or a Series G Holder for conversion or, except as set forth in Section 5.23(b)(iv), redemption thereof at a particular date.

(b) Rights of Series G Preferred Units. The Series G Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Series G Preferred Units.

(A) The authorized number of Series G Preferred Units shall be unlimited. Series G Preferred Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

(B) The Series G Preferred Units shall be represented by one or more global Certificates registered in the name of the Depositary or its nominee, and no Series G Holder shall be entitled to receive a definitive Certificate evidencing its Series G Preferred Units, unless (1) requested by a Series G Holder and consented to by the General Partner in its sole discretion, (2) otherwise required by law or (3) the Depositary gives notice of its intention to resign or is no longer eligible to act as such with respect to the Series G Preferred Units and the General Partner shall have not selected a substitute Depositary within 60 calendar days thereafter. So long as the Depositary shall have been appointed and is serving with respect to the Series G Preferred Units, payments and communications made by the Partnership to Series G Holders shall be made by making payments to, and communicating with, the Depositary.

(ii) Distributions.

(A) Distributions on each Outstanding Series G Preferred Unit shall be cumulative and shall accumulate at the applicable Series G Distribution Rate from and including [ ● ], 2021 (or, for any subsequently issued and newly Outstanding Series G Preferred Units, from and including the Series G Distribution Payment Date immediately preceding the issue date of such Series G Preferred Units) until such time as the Partnership pays the Series G Distribution or redeems such Series G Preferred Unit in accordance with Section 5.23(b)(iv), whether or not such Series G Distributions shall have been declared. Series G Holders shall be entitled to receive Series G Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series G Distribution Rate per Series G Preferred Unit when, as, and, if declared by the General Partner. Series G Distributions, to the extent declared by the General Partner to be paid by the Partnership in accordance with this Section 5.23(b)(ii), shall be paid, in Arrears, on each Series G Distribution Payment Date. Series G Distributions shall accumulate in each Series G Distribution Period from and including the preceding Series G Distribution Payment Date (other than the initial Series G Distribution Period, which shall commence on and include [ ● ], 2021), to, but excluding, the next Series G Distribution Payment Date for such Series G Distribution Period; provided that distributions shall accrue on accumulated but unpaid Series G Distributions at the Series G Distribution Rate. If any Series G Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series G Distributions shall be paid on the immediately succeeding Business Day without the accumulation of additional distributions. All Series G Distributions that are (1) accumulated and unpaid or (2) payable by the Partnership pursuant to this Section 5.23(b)(ii) shall be payable without regard to income of the Partnership and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code. The guaranteed payment with respect to any Series G Distribution Period shall be for the account of the holders of Series G Preferred Units as of the applicable Series G Distribution Record Date.

(B) Not later than 5:00 p.m., New York City time, on each Series G Distribution Payment Date, the Partnership shall pay those Series G Distributions, if any, that shall have been declared by the General Partner to Series G Holders on the Record Date for the applicable Series G Distribution. The Record Date (the “Series G Distribution Record Date”) for the payment of any Series G Distributions shall be as of the close of business on the first Business Day of the month of the applicable Series G Distribution Payment Date, except that in the case of payments of Series G Distributions in Arrears, the Series G Distribution Record Date with respect to a Series G Distribution Payment Date shall be such date as may be designated by the General Partner in accordance with this Section 5.23. So long as any Series G Preferred Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Series G Junior Securities (other than a distribution payable solely in Series G Junior Securities) unless full cumulative Series G Distributions have been or contemporaneously are being paid or set apart for payment on all Outstanding Series G Preferred Units (and distributions on any other Series G Parity Securities) through the most recent respective Series G Distribution Payment Date (and distribution payment date with respect to such Series G Parity Securities, if any); provided, however, notwithstanding anything to the contrary in this Section 5.23(b)(ii)(B), if a distribution period with respect to a class of Series G Junior Securities or Series G Parity Securities is shorter than the Series G Distribution Period, the General Partner may declare and pay regular distributions with respect to such Series G Junior Securities or Series G Parity Securities, so long as, at the time of declaration of such distribution, (i) there are no Series G Distributions in Arrears, and (ii) the General Partner expects to have sufficient funds to pay the full distribution in respect of the Series G Preferred Units on the next successive Series G Distribution Payment Date. Accumulated Series G Distributions in Arrears for any past Series G Distribution Period may be declared by the General Partner and paid on any date fixed by the General Partner, whether or not a Series G Distribution Payment Date, to Series G Holders on the Record Date for such payment, which may not be less than 10 calendar days before such payment date. Subject to the next succeeding sentence, if all accumulated Series G Distributions in Arrears on all Outstanding Series G Preferred Units and all accumulated distributions in arrears on any Series G Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in Arrears on the Series G Preferred Units and accumulated distributions in arrears on any such Series G Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series G Preferred Units and any other Series G Parity Securities are paid, any partial payment shall be made Pro Rata with respect to the Series G Preferred Units and any such other Series G Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series G Preferred Units and such other Series G Parity Securities at such time. Subject to Section 12.4 and Section 5.23(b)(v), Series G Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Securities, in excess of full cumulative Series G Distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid Series G Distributions as described in Section 5.23(b)(ii)(A), no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series G Preferred Units. So long as the Series G Preferred Units are held of record by the Depositary or its nominee, declared Series G Distributions shall be paid to the Depositary in same-day funds on each Series G Distribution Payment Date or other distribution payment date in the case of payments for Series G Distributions in Arrears.

(C) The Series G Distribution Rate for each Series G Reset Period will be determined by the Calculation Agent for the Series G Preferred Units using the Series G Five-year U.S. Treasury Rate, as of the applicable Series G Reset Distribution Determination Date for such Series G Reset Period. The Calculation Agent for the Series G Preferred Units then will add the spread of 5.306% per annum to the Series G Five-year U.S. Treasury Rate as determined by the Calculation Agent as of the applicable Series G Reset Distribution Determination Date for such Series G Reset Period. Promptly following such determination by the Calculation Agent for the Series G Preferred Units, the Calculation Agent shall notify the Partnership of the Series G Distribution Rate for such Series G Reset Period. Such Calculation Agent’s determination of any Series G Distribution Rate for each Series G Reset Period and its calculation of the amount of Series G Distributions for any Series G Reset Period will be (i) available on file at the principal offices of the Partnership beginning on or after the Series G First Call Date, (ii) made available to any Series

G Holder upon request and (iii) final and binding on each Series G Holder in the absence of manifest error.

(D) The Partnership will provide notice of the relevant Series G Five-year U.S. Treasury Rate as soon as practicable to the Transfer Agent and the Series G Holders.

(E) Notwithstanding the foregoing, unless otherwise determined by the General Partner, Series G Distributions shall be deemed to have been paid out of deductions from Available Cash with respect to the Quarter ended immediately preceding the Quarter in which the Series G Distribution is made.

(iii) Voting Rights.

(A) Notwithstanding anything to the contrary in this Agreement, the Series G Preferred Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Section 13.3(c), this Section 5.23(b)(iii) or as otherwise required by the Delaware Act.

(B) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series G Preferred Units, voting as a separate class, the General Partner shall not adopt any amendment to this Agreement that the General Partner determines would have a material adverse effect on the powers, preferences, duties, or special rights of the Series G Preferred Units; provided, however, that (i) subject to Section 5.23(b)(iii)(C), the issuance of additional Partnership Securities (and any amendment to this Agreement in connection therewith) shall not be deemed to constitute such a material adverse effect for purposes of this Section 5.23(b)(iii)(B) and (ii) for purposes of this Section 5.23(b)(iii)(B), no amendment of this Agreement in connection with a merger or other transaction in which the Series G Preferred Units remain Outstanding with the terms thereof materially unchanged in any respect adverse to the Series G Holders (as determined by the General Partner) shall be deemed to materially and adversely affect the powers, preferences, duties, or special rights of the Series G Preferred Units.

(C) Notwithstanding anything to the contrary in this Agreement, without the affirmative vote or consent of the holders of at least 66 2/3% of the Outstanding Series G Preferred Units, voting as a class together with holders of any other Series G Parity Securities upon which like voting rights have been conferred and are exercisable, the Partnership shall not (x) create or issue any Series G Parity Securities (including any additional Series G Preferred Units) if the cumulative distributions payable on Outstanding Series G Preferred Units (or any Series G Parity Securities, if the holders of such Series G Parity Securities vote as a class together with the Series G Holders pursuant to this Section 5.23(b)(iii)(C)) are in Arrears or (y) create or issue any Series G Senior Securities.

(D) For any matter described in this Section 5.23(b)(iii) in which the Series G Holders are entitled to vote as a class (whether separately or together with the holders of any Series G Parity Securities), such Series G Holders shall be entitled to one vote per Series G Preferred Unit. Any Series G Preferred Units held by the Partnership or any of its Subsidiaries or their controlled Affiliates shall not be entitled to vote.

(E) Notwithstanding Section 5.23(b)(iii)(B) and Section 5.23(b)(iii)(C), no vote of the Series G Holders shall be required if, at or prior to the time when such action is to take effect, provision is made for the redemption of all Series G Preferred Units at the time Outstanding.

(iv) Optional Redemption; Series G Rating Event.

(A) The Partnership shall have the right (i) on the Series G First Call Date or on any subsequent Series G Reset Date or (ii) at any time within 120 calendar days after the conclusion of any review or appeal process instituted by the Partnership following the occurrence of a Series G Rating Event, in each case, to redeem the Series G Preferred Units, which redemption may be in whole or in part (except with respect to a redemption pursuant to clause (ii) of this

Section 5.23(b)(iv)(A) which shall be in whole but not in part), using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the General Partner (the “Series G Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series G Preferred Unit to be redeemed equal to 100% (in the case of a redemption described in clause (i) of this Section 5.23(b)(iv)(A)), or 102% (in the case of a redemption described in clause (ii) of this Section 5.23(b)(iv)(A)), of the Series G Liquidation Preference for such Series G Preferred Unit on such Series G Redemption Date plus an amount equal to all unpaid Series G Distributions thereon from the date of issuance to, but excluding, the Series G Redemption Date (whether or not such distributions shall have been declared) (the “Series G Redemption Price”). So long as the Series G Preferred Units to be redeemed are held of record by the Depositary or the nominee of the Depositary, the Series G Redemption Price shall be paid by the Paying Agent to the Depositary on the Series G Redemption Date.

(B) The Partnership shall give notice of any redemption by mail, postage prepaid, not less than 30 calendar days and not more than 60 calendar days before the scheduled Series G Redemption Date to the Series G Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series G Preferred Units to be redeemed as such Series G Holders’ names appear on the books of the Transfer Agent and at the address of such Series G Holders shown therein. Such notice (the “Series G Redemption Notice”) shall state, as applicable: (1) the Series G Redemption Date, (2) the number of Series G Preferred Units to be redeemed and, if less than all Outstanding Series G Preferred Units are to be redeemed, the number (and in the case of Series G Preferred Units in certificated form, the identification) of Series G Preferred Units to be redeemed from such Series G Holder, (3) the Series G Redemption Price, (4) the place where any Series G Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the Series G Redemption Price therefor (which shall occur automatically if the Certificate representing such Series G Preferred Units is issued in the name of the Depositary or its nominee), and (5) that distributions on the Series G Preferred Units to be redeemed shall cease to accumulate from and after such Series G Redemption Date.

(C) If the Partnership elects to redeem less than all of the Outstanding Series G Preferred Units, the number of Series G Preferred Units to be redeemed shall be determined by the General Partner, and such Series G Preferred Units shall be redeemed by such method of selection as the Depositary shall determine, either Pro Rata or by lot, with adjustments to avoid redemption of fractional Series G Preferred Units. The aggregate Series G Redemption Price for any such partial redemption of the Outstanding Series G Preferred Units shall be allocated correspondingly among the redeemed Series G Preferred Units. The Series G Preferred Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 5.23.

(D) If the Partnership gives or causes to be given a Series G Redemption Notice, the Partnership shall deposit with the Paying Agent funds sufficient to redeem the Series G Preferred Units as to which such Series G Redemption Notice shall have been given, no later than 10:00 a.m. New York City time on the Series G Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series G Redemption Price to each Series G Holder whose Series G Preferred Units are to be redeemed upon surrender or deemed surrender (which shall occur automatically if the Certificate representing such Series G Preferred Units is issued in the name of the Depositary or its nominee) of the Certificates therefor as set forth in the Series G Redemption Notice. If a Series G Redemption Notice shall have been given, from and after the Series G Redemption Date, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series G Redemption Notice, all Series G Distributions on such Series G Preferred Units to be redeemed shall cease to accumulate and all rights of holders of such Series G Preferred Units as Limited Partners with respect to such Series G Preferred Units to be redeemed shall cease, except the right to receive the Series G Redemption Price, and such Series G Preferred Units shall not thereafter be transferred on the books of the Transfer Agent or be deemed to be Outstanding for any purpose whatsoever. The Series G Holders shall have no claim to the interest income, if any, earned on funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including redemption of Series G Preferred Units, that remain unclaimed or unpaid after one year after the applicable Series G Redemption Date or other payment date, as applicable, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment the Series G Holders entitled to such redemption or other payment shall have recourse only to the Partnership. Notwithstanding any Series G Redemption Notice, there shall be no redemption of any Series G Preferred Units called for redemption until funds sufficient to pay the full Series G Redemption Price of such Series G Preferred Units shall have been deposited by the Partnership with the Paying Agent.

(E) Any Series G Preferred Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series G Preferred Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Paying Agent (which shall occur automatically if the Certificate representing such Series G Preferred Units is registered in the name of the Depositary or its nominee), the Partnership shall issue and the Paying Agent shall deliver to the Series G Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series G Preferred Units represented by the surrendered Certificate that have not been called for redemption.

(F) Notwithstanding anything to the contrary in this Section 5.23, in the event that full cumulative distributions on the Series G Preferred Units and any Series G Parity Securities shall not have been paid or declared and set aside for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series G Preferred Units or Series G Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all Series G Holders and holders of any Series G Parity Securities. Subject to Section 4.9, so long as any Series G Preferred Units are Outstanding, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Common Units or any other Series G Junior Securities unless full cumulative distributions on the Series G Preferred Units and any Series G Parity Securities for all prior and the then-ending Series G Distribution Periods, with respect to the Series G Preferred Units, and all prior and then ending distribution periods, with respect to any such Series G Parity Securities, shall have been paid or declared and set aside for payment.

(v) Liquidation Rights.

In the event of the dissolution and winding up of the Partnership under Section 12.4 or a sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, either voluntary or involuntary, the Record Holders of the Series G Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to the Partners or any Assignees, prior and in preference to any distribution of any assets of the Partnership to the Record Holders of any other class or series of Partnership Interests (other than Series G Senior Securities or Series G Parity Securities), (i) first, any accumulated and unpaid distributions on the Series G Preferred Units (regardless of whether previously declared) and (ii) then, any positive value in each such holder’s Capital Account in respect of such Series G Preferred Units. If in the year of such dissolution and winding up, or sale, exchange, or other disposition of all or substantially all of the assets of the Partnership, any such Record Holder’s Capital Account in respect of such Series G Preferred Units is less than the aggregate Series G Base Liquidation Preference of such Series G Preferred Units, then, notwithstanding anything to the contrary contained in this Agreement, and prior to any other allocation pursuant to this Agreement for such year and any distribution pursuant to the preceding sentence (other than any allocations or distributions made with respect to any other Series G Parity Securities upon which like allocation and distribution rights have been conferred), items of gross income and gain shall be allocated to all Unitholders then holding Series G Preferred Units, Pro Rata, until the Capital Account in respect of each Outstanding Series G Preferred Unit is equal to the Series G Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event that like allocation rights have been conferred upon other Series G Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.19(b)(v), 5.20(b)(v), 5.21(b)(v) and 5.22(b)(v)), then items of gross income and gain shall be allocated to all Unitholders then holding Series G Preferred Units and such Series G Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series G Preferred Unit and such Series G Parity Security is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). If in the year of such dissolution and winding up any such Record Holder’s Capital Account in respect of such Series G Preferred Units is less than the aggregate Series G Base Liquidation Preference of such Series G Preferred Units after the application of the preceding sentence, then to the extent permitted by applicable law, but otherwise notwithstanding anything to the contrary contained in this Agreement, items of gross income and gain for any preceding taxable year(s) with respect to which IRS Form 1065 Schedules K-1 have not been filed by the Partnership shall be reallocated to all Unitholders then holding Series G Preferred Units, Pro Rata, until the Capital Account in respect of each such Outstanding Series G Preferred Unit after making allocations pursuant to this and the immediately preceding sentence is equal to the Series G Base Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation); provided, however, that in the event like allocation rights have been conferred upon other Series G Parity Securities (including pursuant to Sections 5.17(b)(v), 5.18(b)(v), 5.19(b)(v), 5.20(b)(v), 5.21(b)(v) and 5.22(b)(v)), then any such items of gross income and gain shall be reallocated to all Unitholders then holding Series G Preferred Units and such Series G Parity Securities, Pro Rata, until the Capital Account in respect of each Outstanding Series G Preferred Unit and such Series G Parity Security after making allocations pursuant to this and the immediately preceding sentence is equal to the applicable liquidation preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). After such allocations have been made to the Outstanding Series G Preferred Units and any Series G Parity Securities, as applicable, any remaining Net Termination Gain or Net Termination Loss shall be allocated to the Partners pursuant to Section 6.1(c) or Section 6.1(d), as the case may be. At the time of the dissolution of the Partnership, subject to Section 17-804 of the Delaware Act, the Record Holders of the Series G Preferred Units shall become entitled to receive any distributions in respect of the Series G Preferred Units that are accrued and unpaid as of the date of such distribution, and shall have the status of, and shall be entitled to all remedies available to, a creditor of the Partnership, and such entitlement of the Record Holders of the Series G Preferred Units to such accrued and unpaid distributions shall have priority over any entitlement of any other Partners or Assignees (other than holders of any Series G Senior Securities or Series G Parity Securities) with respect to any distributions by the Partnership to such other Partners or Assignees; provided, however, that the General Partner, as such, will have no liability for any obligations with respect to such distributions to any Record Holder(s) of Series G Preferred Units.

(vi) Rank.

The Series G Preferred Units shall each be deemed to rank as to distributions on such Partnership Securities and distributions upon liquidation of the Partnership:

(A) senior to any Series G Junior Securities;

(B) on a parity with any Series G Parity Securities;

(C) junior to any Series G Senior Securities; and

(D) junior to all existing and future indebtedness of the Partnership and other liabilities with respect to assets available to satisfy claims against the Partnership.

(vii) No Sinking Fund.

The Series G Preferred Units shall not have the benefit of any sinking fund.

(viii) Record Holders.

To the fullest extent permitted by applicable law, the General Partner, the Partnership, the Transfer Agent, and the Paying Agent may deem and treat any Series G Holder as the true, lawful, and absolute owner of the applicable Series G Preferred Units for all purposes, and none of the General Partner, the Partnership, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which the Series G Preferred Units may be listed or admitted to trading, if any.

(ix) Notices. All notices or other communications in respect of Series G Holders shall be sufficiently given (i) if given in writing and either delivered in person or by first class mail, postage prepaid, or (ii) if given in such other manner as may be permitted in this Section 5.23, the Agreement or by applicable law.

(x) Other Rights; Fiduciary Duties.

The Series G Preferred Units and the Series G Holders shall not have any designations, preferences, rights, powers or duties, other than as set forth in this Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the General Partner nor any other Indemnitee shall owe any duties, including fiduciary duties, or have any liabilities to Series G Holders, other than the implied contractual covenant of good faith and fair dealing.”

Section 5.24 Establishment of Class B Units.

(a) General. The Partnership hereby designates and creates a class of Partnership Securities to be designated as “Class B Units” (the “Class B Units”), having the preferences, rights, powers and duties set forth herein, including this Section 5.24. In accordance with Section 5.8, the General Partner shall have the power and authority to issue additional Class B Units in the future.

(b) Rights of Class B Units. The Class B Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Initial Capital Account. The initial Capital Account with respect to each Class B Unit will be equal to the Class B Unit Issue Price. For the avoidance of doubt, the sum of the initial Capital Accounts with respect to each Class B Unit as of the Effective Date is equal to the sum of the Capital Accounts of each Recapitalized Unit issued to ETP Holdco as of the Effective Date.

(ii) Allocations.

(A) The holders of Class B Units shall not be entitled to receive (1) any allocations of ETP Holdco Items, and (2) except as otherwise provided in this Section 5.24(b)(ii), allocations of (a) Net Income pursuant to Section 6.1(a), (b) Net Loss pursuant to Section 6.1(b), or (c) Net Termination Gains and Losses pursuant to Section 6.1(c).

(B) With respect to each taxable period, the holders of the Class B Units shall be allocated, Pro Rata in proportion to the number of Class B Units of the holders, items of Partnership gross income, gain, loss or deduction (other than from ETP Holdco Items and items of Partnership depreciation, amortization and cost recovery deductions) until the aggregate amount of such items allocated to the holders of the Class B Units pursuant to this Section 5.24(b)(ii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all distributions made to the holders of the Class B Units pursuant to Section 5.24(b)(iii).

(C) Items of Partnership depreciation, amortization and cost recovery deductions (other than from ETP Holdco Items) with respect to each taxable period shall be allocated to the holders of Class B Units to the extent such items would be allocated to the holders of Class B Units as if each Class B Unit was treated as a Common Unit.

(D) With respect to each taxable period, after the application of Section 6.1(c)(i)(B) but before the application of Section 6.1(c)(i)(C), Net Termination Gain (other than from ETP Holdco Items) shall be allocated to the holders of the Class B Units, until the Capital Account of each Class B Unit is equal to the Class B Unit Issue Price.

(E) For each taxable period, after the application of Section 6.1(c)(i)(B) but before the application of Section 6.1(c)(i)(C), and after making the allocations provided for in Section 5.24(b)(ii)(D), the holder of the Class B Units shall be allocated, 1% of the remaining aggregate Net Termination Gain (other than from ETP Holdco Items), if any, that is to be allocated pursuant to Section 6.1(c)(i)(C); provided, however, that an allocation shall only be made to the holder of Class B Units pursuant to this Section 5.24(b)(ii)(E) if the Capital Account of each Common Unit is equal to or greater than the Class B Unit Issue Price immediately prior to making such allocation.

(F) For each taxable period, after the application of Section 6.1(c)(ii)(B), but before the application of Section 6.1(c)(ii)(C), the holders of the Class B Units shall be allocated Net Termination Loss (other than from ETP Holdco Items) until the Capital Account in respect of each Class B Unit has been reduced to zero.

(G) For the purposes of effectuating the intent of the foregoing allocation provisions, the General Partner shall have the sole discretion to make special allocations of items of Partnership gross income, gain, loss or deductions among the General Partner and the Unitholders as it deems reasonable.

(iii) Distributions.

(A) For each taxable period, no portion of any Partnership cash distribution attributable to ETP Holdco Distributions shall be distributed to the holders of the Class B Units.

(B) Commencing with the Class B Unit Issuance Date, the holder of the Class B Units as of an applicable Record Date shall be entitled to receive distributions (each, a “Class B Unit Quarterly Distribution”) in cash in an amount equal to the Class B Unit Distribution Rate on all Outstanding Class B Units. Distributions shall be paid Quarterly, in arrears, within 50 days after the end of each Quarter. Each Record Date established for paying a Class B Unit Quarterly Distribution in respect of any Quarter shall be the same Record Date established for any distribution to be made by the Partnership in respect of other Partnership Interests pursuant to Section 6.3. If the Partnership is unable to pay the Class B Unit Quarterly Distribution with respect to any Quarter, (1) the amount of such accrued and unpaid distributions will accumulate until paid in full in cash and (2) the balance of such accrued and unpaid distributions shall increase at a rate of 1.5% per annum, compounded quarterly, from the date such distribution was due until the date it is paid. For the avoidance of doubt, except as set forth in this Section 5.24(b)(iii)(B) or Article XII, the Class B Units will not be entitled to receive any distributions.

(iv) Voting Rights. Except as set forth in this Section 5.24(b)(iv) and Section 13.3(c) and except to the extent the Delaware Act gives the Class B Units a vote as a class on any matter, the Class B Units shall not have any voting rights. With respect to any matter on which the Class B Units are entitled to vote, each Class B Unit will be entitled to one vote on such matter. The General Partner shall not, without the affirmative vote or written consent of holders of a majority of the Class B Units then Outstanding, amend, alter, modify or change this Section 5.24 (or vote or consent or resolve to take such action).

(v) Redemption and Conversion Rights. The Class B Units will be perpetual and shall not have any rights of redemption or conversion.

(vi) Certificates; Book-Entry. Unless the General Partner shall determine otherwise, the Class B Units shall not be evidenced by Certificates. Any Certificates relating to the Class B Units that may be issued will be in such form as the General Partner may approve. The Class B Units, subject to the satisfaction of any applicable legal, regulatory and contractual requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Units.

(vii) Registrar and Transfer Agent. Unless and until the General Partner determines to assign the responsibility to another Person, the General Partner will act as the registrar and transfer agent for the Class B Units.”

(d) Section 6.1(a) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d) and as otherwise provided in Article V, Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i) First, 100% to the General Partner until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iv) for all previous taxable years;

(ii) Second, to all Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders, in proportion to, and to the extent of the Net Loss allocated to such Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders pursuant to Section 6.1(b)(iii) for all previous taxable years, until the aggregate amount of Net Income allocated to such Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders pursuant to this Section 6.1(a)(ii) for the current and all previous taxable years is equal to the aggregate amount of Net Loss allocated to such Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders pursuant to Section 6.1(b)(iii) for all previous taxable years; provided that in no event shall Net Income be allocated to any such Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders to cause its Capital Account in respect of a Series A Preferred Unit, a Series B Preferred Unit, a Series C Preferred Unit, a Series D Preferred Unit, a Series E Preferred Unit, a Series F Preferred Unit or a Series G Preferred Unit to exceed the Series A Base Liquidation Preference, the Series B Base Liquidation Preference, the Series C Base Liquidation Preference, the Series D Base Liquidation Preference, the Series E Base Liquidation Preference, the Series F Base Liquidation Preference or the Series G Base Liquidation Preference in respect of such Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units or Series G Preferred Units;

(iii) Third, 100% to the Unitholders (other than Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders), in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Unitholders pursuant to this Section 6.1(a)(iii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Unitholders pursuant to Section 6.1(b)(ii) for all previous taxable years; and

(iv) Fourth, the balance, if any, 100% to the Unitholders in accordance with their respective Percentage Interests.”

(e) Section 6.1(b) of the Partnership Agreement is hereby amended and restated as follows:

“(b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d) and as otherwise provided in Article V, Net Losses for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable year shall be allocated as follows:

(i) First, 100% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Unitholders pursuant to Section 6.1(a)(iv) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii) Second, 100% to the Unitholders (other than Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders) in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(iii) Third, to all Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders, in proportion to their respective positive Adjusted Capital Account balances, until the Adjusted Capital Account in respect of each Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit, Series D Preferred Unit, Series E Preferred Unit, Series F Preferred Unit and Series G Preferred Unit then Outstanding has been reduced to zero; and

(iv) Fourth, the balance, if any, 100% to the General Partner.”

(f) Section 6.1(c) of the Partnership Agreement is hereby amended and restated as follows:

“(c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d) and as otherwise provided in Article V, all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable year shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions pursuant to Section 6.3; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.4(d)) such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Unitholder having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, to all Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders, Pro Rata, until the Capital Account in respect of each Outstanding Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit, Series D Preferred Unit, Series E Preferred Unit, Series F Preferred Unit and Series G Preferred Unit equals the Series A Base Liquidation Preference, the Series B Base Liquidation Preference, the Series C Base Liquidation Preference, the Series D Base Liquidation Preference,

the Series E Base Liquidation Preference, the Series F Base Liquidation Preference or the Series G Base Liquidation Preference; and

(C) Third, to all Unitholders in accordance with their Percentage Interests.

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.4(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, to all Unitholders in accordance with their Percentage Interests until the Adjusted Capital Account in respect of each Unit then Outstanding has been reduced to zero;

(B) Second, to all Series A Holders, Series B Holders, Series C Holders, Series D Holders, Series E Holders, Series F Holders and Series G Holders, in proportion to their Adjusted Capital Account balances, until the Adjusted Capital Account in respect of each Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit, Series D Preferred Unit, Series E Preferred Unit, Series F Preferred Unit or Series G Preferred Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.”

(g) Section 6.1(d) of the Partnership Agreement is hereby amended by adding a new subsection (xviii) at the end thereof as follows:

“(xviii) ETP Holdco Allocations.

(A) The Class B Units shall not be entitled to receive any allocation of any ETP Holdco Items, and such ETP Holdco Items (which shall not be included in the computation of Net Income, Net Loss, Net Termination Gain or Net Termination Loss for any taxable year while any Class B Units remain Outstanding) shall instead be specifically allocated to the Unitholders (other than the holders of Class B Units), Pro Rata.

(B) For the purposes of effectuating the intent of Section 6.1(d)(xi), the General Partner may make special allocations of items of Partnership gross income, gain, loss or deductions among the Unitholders as it deems reasonable.”

(h) Section 6.3(a) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(a) Within 50 calendar days following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All Available Cash shall be distributed to all Partners in accordance with their Percentage Interests, except as otherwise required by Section 5.17(b)(ii), Section 5.18(b)(ii), Section 5.19(b)(ii), Section 5.20(b)(ii), Section 5.21(b)(ii), Section 5.22(b)(ii), Section 5.23(b)(ii), and Section 5.24(b)(iii), or Section 5.8(b) in respect of additional Partnership Securities issued pursuant thereto. All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.”

(i) Article VI of the Partnership Agreement is hereby amended by adding a new Section 6.10 at the end thereof as follows:

“6.10 Special Provisions Relating to Preferred Unitholders.

Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units and Series G Preferred Units (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (ii) have a Capital Account as a Partner pursuant to Section 5.6 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided in Sections 5.17(b)(iii), 5.18(b)(iii), 5.19(b)(iii), 5.20(b)(iii), 5.21(b)(iii), 5.22(b)(iii), and 5.23(b)(iii) or as required by applicable law, or (ii) be entitled to any distributions other than as provided in Sections 5.17(b)(ii), 5.18(b)(ii), 5.19(b)(ii), 5.20(b)(ii), 5.21(b)(ii), 5.22(b)(ii), and 5.23(b)(ii).

(j) Section 12.4(c) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) and that required to satisfy the Series A Liquidation Preference provided for under Section 5.17(b)(v), the Series B Liquidation Preference provided for under Section 5.18(b)(v), the Series C Liquidation Preference provided for under Section 5.19(b)(v), the Series D Liquidation Preference provided for under Section 5.20(b)(v), the Series E Liquidation Preference provided for under Section 5.21(b)(v), the Series F Liquidation Preference provided for under Section 5.22(b)(v) and the Series G Liquidation Preference provided for under Section 5.23(b)(v) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 calendar days after said date of such occurrence).”

(k) Section 13.1(e) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions (other than Series A Distributions, Series B Distributions, Series C Distributions, Series D Distributions, Series E Distributions, Series F Distributions and Series G Distributions) are to be made by the Partnership;”

Section 2 Ratification of Partnership Agreement. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3 Governing Law. This Amendment No. 8 shall be governed by, and interpreted in accordance with the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

(a) Severability of Provision. Each provision of this Amendment No. 8 shall be considered severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment No. 8 that are valid, enforceable and legal.

[Signature page follows.]

IN WITNESS WHEREOF, this Amendment No. 8 has been executed effective as of the Effective Date.

GENERAL PARTNER:

LE GP, LLC

By:
Name:
Title:

[Signature Page to Amendment No. 8 to Third Amended and Restated Agreement

of Limited Partnership of Energy Transfer LP]